Exemption Order
82-5166

APF ENERGY

04036998

NEWS RELEASE **TSX: AY.UN**
AY.DB

RECEIVED

APF Energy Trust announces distribution of $0.16 per unit

SEP 30 2004

September 17, 2004 - APF Energy Trust announces it is maintaining its monthly distribution of $0.16 per unit. Payment will be made on October 15, 2004 to unitholders of record on September 30, 2004. The ex-distribution date is September 28, 2004.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

PROCESSED
SEP 23 2004
THOMSON
FINANCIAL

9/23

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

To the Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

APF Energy Trust

We refer to the short form prospectus of APF Energy Trust (the "Trust") dated August 31, 2004 relating to the distribution and issue of 3,100,000 trust units of the Trust.

We consent to the use through incorporation by reference in the short form prospectus of our report dated March 17, 2004 to the shareholders of Great Northern Exploration Ltd. on the following financial statements:

> Consolidated balance sheets as at December 31, 2003 and 2002;
>
> Consolidated statements of operations and retained earnings and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
August 31, 2004

Exemption Order
82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

August 31, 2004

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated August 31, 2004 relating to the distribution and issue of $35,030,000 of Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 20, 2004 to the Unitholders of APF Energy Trust on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of operations and accumulated earnings and cash flows for the years ended December 31, 2003 and 2002.

We also consent to the use in the above-mentioned short form prospectus of our report dated August 31, 2004 to the Trustee of APF Energy Trust and to the Directors of APF Energy Inc. on the pro-forma consolidated statements of operations for the six-month period ended June 30, 2004.

We also consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated June 28, 2004 to the Trustee of APF Energy Trust and to the Directors of APF Energy Inc. on the pro-forma consolidated statement of operations for the year ended December 31, 2003.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or from the pro-forma consolidated financial statements or that are within our knowledge as a result of our audit of such consolidated financial statements or from the pro-forma consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

(signed) "PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta

G:\MiSimpso\ABAS\SDA\APF\2004\Documents\Aug Prospectus\Consent Prospectus_Aug 04.doc

APF ENERGY

RECEIVED
2004 SEP 22 P 2:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption Order
82-5166

NEWS RELEASE

TSX: AY.UN
AY.DB

APF ENERGY COMPLETES $35 MILLION OFFERING OF TRUST UNITS

September 8, 2004 - APF Energy Trust has closed its recently announced equity offering of 3,100,000 trust units at $11.30 per trust unit for aggregate gross proceeds of $35,030,000. The syndicate of underwriters was led by Scotia Capital Inc.

The first cash distribution in which these trust units will be entitled to participate will be for the month of September 2004 which will be paid on October 15, 2004.

The net proceeds of the issue will be used to repay outstanding indebtedness and ultimately to fund APF Energy's expanded 2004 capital expenditure program. The issue was only offered in the provinces of Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The trust units of APF offered will not be and will not have been registered under the United States Securities Act of 1933.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance & Chief Financial Officer
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent êtr personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié; quiconque donne à entendre le contraire commet une infraction.

Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. *On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy Inc., au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy Inc., à l'adresse et au numéro de téléphone indiqués ci-dessus.*

Les titres décrits dans le présent prospectus simplifié n'ont pas été et ne seront pas inscrits en vertu de la Securities Act of 1933 *des États-Unis, en sa version modifiée (la « loi de 1933 »).*

Prospectus simplifié

Nouvelle émission **Le 31 août 2004**

APF ENERGY TRUST

35 030 000 $
3 100 000 parts de fiducie
11,30 $ par part de fiducie

APF Energy Trust (la « Fiducie ») assure par les présentes l'admissibilité à des fins de placement (le « placement ») de 3 100 000 parts de fiducie (les « parts de fiducie ») de la Fiducie au prix de 11,30 $ chacune.

Les parts de fiducie en circulation sont inscrites à des fins de négociation à la Bourse de Toronto (la « TSX ») sous le symbole « AY.UN ». La TSX a approuvé l'inscription à sa cote des parts de fiducie devant être placées conformément au présent prospectus, à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription. Le 30 août 2004, jour de bourse précédant la date du dépôt du présent prospectus simplifié, le cours de clôture des parts de fiducie s'est établi à 11,30 $ à la TSX. Le prix d'émission des parts de fiducie a été fixé par voie de négociation entre APF Energy Inc. (« APF Energy »), pour le compte de la Fiducie, d'une part, et Scotia Capitaux Inc., pour son compte et pour le compte de Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de valeurs mobilières Dundee et Valeurs Mobilières GMP (collectivement, les « preneurs fermes »), d'autre part.

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie[1]
Par part de fiducie	11,30 $	0,565 $	10,735 $
Total	35 030 000 $	1 751 500 $	33 278 500 $

Note

(1) Sans déduire les frais du présent placement, estimés à 250 000 $, qui seront réglés, ainsi que la rémunération des preneurs fermes, au moyen des fonds de la Fiducie affectés à des fins générales.

De l'avis des conseillers juridiques, les parts de fiducie qui font l'objet des présentes, à la date d'émission, (i) constitueront, compte tenu des réserves et des hypothèses décrites à la rubrique « Certaines considérations fiscales fédérales canadiennes », des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime de participation différée aux bénéfices et un régime enregistré d'épargne-études et (ii) ne constitueront pas des placements interdits en vertu des lois mentionnées à la rubrique « Admissibilité à des fins de placement ».

Scotia Capitaux Inc., Financière Banque Nationale Inc. et BMO Nesbitt Burns Inc. sont des filiales directes ou indirectes d'une banque à charte canadienne qui est un prêteur de APF Energy et envers laquelle celle-ci est actuellement endettée. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. La Fiducie affectera initialement le produit net du présent placement au remboursement d'une partie de sa facilité de crédit renouvelable consentie et, en dernier lieu, au financement du programme de dépenses en immobilisations accru de 2004 de APF Energy. Voir « Liens entre les prêteurs de APF Energy et certains des preneurs fermes », « Faits nouveaux – Budget des dépenses en immobilisations accru de 2004 » et « Emploi du produit ».

Les preneurs fermes offrent conditionnellement les parts de fiducie, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie, leur remise aux preneurs fermes et leur acceptation par ces derniers, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Parlee McLaws LLP, pour le compte de la Fiducie, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes.

Les souscriptions seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture du présent placement aura lieu vers le 8 septembre 2004, ce qui se situe après la date de clôture des registres applicable à la distribution que la Fiducie doit verser aux porteurs de ses parts (les « porteurs de parts ») le 15 septembre 2004. Par conséquent, les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement n'auront pas droit à la distribution qui sera versée aux porteurs de parts à cette date, mais auront droit à celle qui sera versée vers le 15 octobre 2004, à la condition qu'ils détiennent les parts de fiducie à la date de clôture des registres applicable à la distribution. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie et elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

TABLE DES MATIÈRES

PRINCIPALES ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et termes suivants ont le sens qui leur est attribué ci-après :

GJ	gigajoule (0,95 MBtu)
md	millidarcy
LGN	liquides de gaz naturel
b	baril(s)
kb	millier de barils
b/j	barils par jour
kbrs	millier de barils en réservoir de stockage
kpi^3	millier de pieds cubes
Mpi^3	million de pieds cubes
Gpi^3	milliard de pieds cubes
kpi^3/j	millier de pieds cubes par jour
Mpi^3/j	million de pieds cubes par jour
Btu	unités thermales britanniques
MBtu	million d'unités thermales britanniques
bep	barils équivalents de pétrole[1]
kbep	millier de barils équivalents de pétrole
bep/j	barils équivalents de pétrole par jour
m	mètre
km	kilomètre

(1) Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de six kpi^3 par baril.

« **APF Partnership** » désigne APF Energy Limited Partnership.

« **CanScot** » désigne CanScot Resources Ltd.

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances.

« **débentures à 9,40 %** » désigne les débentures subordonnées non garanties convertibles de la Fiducie émises dans le cadre de l'appe public à l'épargne réalisé le 3 juillet 2003, qui s'est soldé par l'émission de débentures d'une valeur de 50 M$ échéant le 31 juillet 200. Voir « Structure du capital consolidé de la Fiducie ».

« **déclaration d'acquisition d'entreprise** » désigne la déclaration d'acquisition d'entreprise révisée de la Fiducie datée du 29 juin 2004.

« **Great Northern** » désigne Great Northern Exploration Ltd.

« **Hawk** » désigne Hawk Oil Inc.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada).

« **Nycan** » désigne Nycan Energy Corp.

« **obligation différée de versement du prix d'achat** » désigne l'obligation permanente de la Fiducie de verser à APF Energy et à APF Partnership, selon le cas, dans la mesure où elle dispose des fonds nécessaires à cet égard, le montant du prix d'achat rajusté des avoirs miniers canadiens supplémentaires acquis par APF Energy et par APF Partnership et de certaines dépenses en immobilisations désignées, en contrepartie partielle de la redevance octroyée à la Fiducie par celles-ci.

« **placement** » désigne le placement de 3 100 000 parts de fiducie au prix de 11,30 $ chacune, qui est fait conformément au présent prospectus simplifié.

« **rapport sur les réserves de APF** » désigne le rapport daté du 16 mars 2004, dressé par Gilbert Laustsen Jung Associates Ltd (« GLJ »), consultants en pétrole indépendants, qui évalue, en date du 1er janvier 2004, la totalité des réserves canadiennes de APF Energy et de APF Partnership en utilisant les prix de GLJ (janvier 2004). Le rapport tient compte des participations de Tika Energy, Inc. (« Tika ») dans des propriétés situées aux États-Unis. Ces participations ont été évaluées par McDaniel & Associates Consultants Ltd. (« McDaniel »), consultants en pétrole indépendants, et ont été regroupées avec les propriétés évaluées par GLJ en vue d'établir des prévisions pour l'ensemble de l'entreprise. Les participations de Tika sont négligeables par rapport à l'ensemble des réserves de l'entreprise et à la valeur du portefeuille et comptent pour 3,7 % et 1,4 % de la totalité des réserves prouvées et probables de l'entreprise (en bep) et de la valeur actualisée au taux de 10 %, respectivement.

« **redevance** » désigne le droit que possède la Fiducie de toucher 99 % des revenus de production provenant des propriétés pétrolifères et gazéifères de APF Energy et de APF Partnership, déduction faite des frais de production, des frais liés au service de la dette, des frais de gestion et des frais généraux et administratifs.

Sauf indication contraire, toutes les sommes indiquées dans les présentes sont exprimées en dollars canadiens.

RENSEIGNEMENTS SUR LES RÉSERVES ET LA PRODUCTION DE PÉTROLE ET DE GAZ NATUREL

Tous les renseignements sur le pétrole et le gaz naturel figurant dans le présent prospectus simplifié, y compris les documents qui y sont intégrés par renvoi, sont présentés conformément au règlement 51-101. Les réserves de pétrole et de gaz naturel réelles et la production future seront supérieures ou inférieures aux estimations présentées dans le présent prospectus simplifié. Les produits d'exploitation nets futurs estimatifs tirés de la production des réserves de pétrole et de gaz naturel indiquées ne représentent pas la juste valeur marchande de ces réserves. La Fiducie a adopté la norme de 6 kpi^3 : 1 bep pour convertir le gaz naturel en bep. Les bep peuvent être trompeurs particulièrement lorsqu'on les utilise de façon isolée. Le ratio de conversion des bep utilisé, soit 1 bep par 6 kpi^3, est fondé sur une méthode d'équivalence énergétique principalement applicable au bec du brûleur et ne représente pas un équivalent de valeur en tête de puits.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy, au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy, à l'adresse et au numéro de téléphone indiqués ci-dessus.

Les documents suivants de la Fiducie, de Nycan et de Great Northern, qui ont été déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de renouvellement révisée de la Fiducie datée du 15 avril 2004, y compris le rapport de gestion pour l'exercice terminé le 31 décembre 2003 (le « rapport de gestion annuel ») qui y est intégré par renvoi (la « notice annuelle »);

b) la circulaire d'information de la Fiducie datée du 2 avril 2004 ayant trait à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 18 mai 2004 (la « circulaire »), à l'exclusion des rubriques « Graphique sur le rendement » et « Régie d'entreprise » (qui sont réputées ne pas être intégrées aux présentes par renvoi);

c) les états financiers consolidés vérifiés de la Fiducie et les notes complémentaires pour les exercices terminés les 31 décembre 2003 et 2002, ainsi que le rapport des vérificateurs y afférent, qui figurent dans le rapport annuel 2003 de la Fiducie;

d) les états financiers consolidés intermédiaires non vérifiés de la Fiducie pour les semestres terminés les 30 juin 2004 et 2003, qui figurent dans le rapport intermédiaire du semestre terminé le 30 juin 2004 de la Fiducie;

e) le rapport de gestion pour les semestres terminés les 30 juin 2004 et 2003 (le « rapport de gestion trimestriel »), qui figure dans le rapport intermédiaire du semestre terminé le 30 juin 2004 de la Fiducie;

f) les états financiers consolidés comparatifs non vérifiés de Nycan pour les trimestres terminés les 31 mars 2003 et 2002;

g) la déclaration d'acquisition d'entreprise portant sur l'acquisition de Great Northern par APF Energy, y compris les états financiers consolidés pro forma non vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003, figurant à l'annexe A de cette déclaration, ainsi que les états financiers consolidés annuels vérifiés de Great Northern pour les exercices terminés les 31 décembre 2003 et 2002 et les états financiers intermédiaires consolidés non vérifiés de Great Northern pour les trimestres terminés les 31 mars 2004 et 2003, figurant aux annexes B et C, respectivement, de cette déclaration, mais à l'exclusion des états financiers consolidés pro forma non vérifiés de la Fiducie au 31 mars 2004 et pour le trimestre terminé à cette date, figurant à l'annexe A de cette déclaration;

h) l'avis de changement important de la Fiducie daté du 21 janvier 2004 ayant trait à un placement de parts de fiducie;

i) l'avis de changement important de la Fiducie daté du 4 février 2004 ayant trait à la clôture d'un placement de 4 765 000 parts de fiducie;

j) l'avis de changement important de la Fiducie daté du 13 avril 2004 ayant trait à la signature d'une convention préalable à l'offre datée du 6 avril 2004 entre APF Energy et Great Northern;

k) l'avis de changement important de la Fiducie daté du 4 juin 2004 ayant trait à l'acquisition de Great Northern par APF Energy;

l) l'avis de changement important de la Fiducie daté du 23 août 2004 ayant trait au présent placement.

Les documents du même type que ceux qui sont mentionnés dans les alinéas précédents ainsi que les états financiers intermédiaires et les avis de changement important (à l'exclusion des avis de changement important confidentiels) déposés par la Fiducie auprès d'une commission des valeurs mobilières ou d'une autorité similaire entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie du présent prospectus simplifié ou d'un document intégré aux présentes par renvoi, ou réputé l'êtr est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé contenu dans les présent ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie o remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu' donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un t remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, a moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omissio d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux o trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé fai partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié ou dans des documents qui y sont intégrés par renvoi constituent des énoncé prospectifs. Tous les énoncés, autres que les énoncés de faits historiques, qui sont faits dans le présent prospectus simplifié ou dans de documents qui y sont intégrés par renvoi qui traitent d'activités ou de faits dont nous prévoyons qu'ils pourraient se réaliser ou s réaliseront sont des énoncés prospectifs, qui portent sur des éléments tels que les suivants :

- les caractéristiques de rendement des propriétés qui appartiennent déjà à APF Energy, à APF Partnership et à Tika e des propriétés que celles-ci pourraient acquérir;
- les quantités de réserves de pétrole et de gaz naturel et la valeur actualisée de ces réserves;
- les programmes et possibilités de mise en valeur relatifs à des réserves de méthane de gisements houillers;
- le montant et la nature des dépenses en immobilisations;
- les projets de forage de puits;
- le prix du pétrole et du gaz naturel produits et l'incidence de la fluctuation des prix sur les rentrées de fonds, compt tenu des opérations de couverture;
- le calendrier et le taux de production futurs;
- les frais d'exploitation et autres frais;
- les attentes en ce qui a trait à la capacité de réunir des capitaux et d'accroître continuellement des réserves au moyer d'acquisitions et de travaux de mise en valeur;
- l'objectif de verser des distributions en espèces mensuelles constantes;
- les stratégies d'affaires et les programmes de la direction;
- l'acquisition et la mise en valeur de zones d'intérêt.

Ces énoncés prospectifs mettent en cause des risques, des incertitudes et d'autres facteurs, dont un grand nombre sont indépendants de notre volonté, notamment les suivants :

- l'incidence de la conjoncture économique générale, particulièrement au Canada et aux États-Unis;
- la situation du secteur, y compris la fluctuation du prix du pétrole et du gaz naturel, les redevances payables sur notre production pétrolière et gazière et l'évolution de la réglementation gouvernementale régissant le secteur du pétrole et du gaz naturel, y compris en matière d'environnement;
- l'incertitude des estimations des réserves de pétrole et de gaz naturel;
- l'incidence de la concurrence, ainsi que la disponibilité et le coût du matériel sismique, de forage et autre;
- les dangers liés à l'exploitation et les autres difficultés inhérentes à l'exploration, à la production et à la vente de pétrole et de gaz naturel;
- la fluctuation des cours du change ou des taux d'intérêt et la volatilité du marché boursier;
- le moment de l'intégration des activités et de l'exploitation des sociétés et des éléments d'actif acquis, y compris Hawk, Nycan, CanScot et Great Northern et la réussite de ce processus.

Ces facteurs ne devraient pas être considérés comme exhaustifs. Certains événements ou circonstances pourraient faire en sorte que nos résultats réels diffèrent considérablement des résultats estimés ou projetés qui sont exprimés ou suggérés par ces énoncés prospectifs. Ni la Fiducie ni les preneurs fermes ne sont tenus de mettre à jour ces énoncés prospectifs après la date du présent prospectus simplifié afin de tenir compte des résultats réels ou des changements dans les attentes de la Fiducie. Veuillez également lire attentivement la rubrique « Facteurs de risque » du présent prospectus simplifié.

APF ENERGY TRUST

Renseignements généraux

La Fiducie est une société d'investissement à capital variable établie en vertu des lois de l'Alberta le 10 octobre 1996 et régie par l'acte de fiducie modifié et mis à jour daté du 18 mai 2004 (l'« acte de fiducie »). Société de fiducie Computershare du Canada a été nommée fiduciaire. Le bureau principal et siège social de la Fiducie est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

Les éléments d'actif principaux de la Fiducie sont la redevance octroyée par APF Energy et APF Partnership sur les propriétés pétrolifères et gazéifères appartenant à chacune d'entre elles et les billets à ordre émis par APF Energy et APF Partnership à la Fiducie, permettant à celle-ci de recevoir le capital et l'intérêt conformément aux modalités des billets. La redevance est constituée d'un droit sur 99 % du revenu de production net réalisé par APF Energy et APF Partnership, déduction faite de certains coûts, dépenses et déductions.

L'objectif de la Fiducie est de verser aux porteurs de parts des distributions en espèces élevées et stables en remplaçant et en accroissant constamment les réserves que détiennent APF Energy et les autres entreprises qui lui versent une redevance, au moyen d'acquisitions, de forages et de projets d'optimisation.

APF ENERGY INC.

APF Energy a été constituée en vertu de la *Business Corporations Act* (Alberta) le 8 décembre 1995 sous la dénomination 677633 Alberta Inc. Au moyen de clauses modificatrices qui ont été déposées le 8 mai 1996, APF Energy a adopté la dénomination APF Energy Inc. Avec prise d'effet le 3 janvier 2003, APF Energy est devenue une filiale en propriété exclusive de la Fiducie et a fusionné avec APF Energy Management Inc. et 1014621 Alberta Ltd. Avec prise d'effet le 7 février 2003, APF Energy a fusionné avec Hawk. Avec prise d'effet le 1er mai 2003, APF Energy a fusionné avec Nycan. Avec prise d'effet le 1er octobre 2003, APF Energy a fusionné avec CanScot et la filiale en propriété exclusive de celle-ci, Jubilee Resources Inc. En date du 9 juin 2004, APF Energy a fusionné avec Great Northern et la filiale en propriété exclusive de celle-ci, 905698 Alberta Ltd. Voir « Faits nouveaux ». Le bureau principal de APF Energy est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, et son siège social, au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

APF Energy a été constituée et organisée dans le but d'acquérir, de mettre en valeur, d'exploiter et d'aliéner des propriétés pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie. APF Energy compte 85 employés et retient les services d'exploitants contractuels à l'égard de plusieurs de ses propriétés pétrolifères et gazéifères. APF Energy fournit des services de gestion et d'administration à la Fiducie, à APF Acquisition Trust et à APF Partnership.

Filiale en propriété exclusive de APF Energy, Tika a été constituée en vertu des lois du Wyoming. Son bureau de direction est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, et son siège social, au 159, North Wolcott, bureau 330, Casper, Wyoming 82601-7007.

APF ACQUISITION TRUST

APF Acquisition Trust est une fiducie commerciale à capital variable sans personnalité morale. APF Acquisition Trust a été établie conformément à la convention de fiducie datée du 30 mai 2002. APF Energy Trust est la propriétaire exclusive de cette fiducie. L'actif de APF Acquisition Trust est constitué d'une participation de 99 % dans la société en commandite APF Partnership. Son siège social et établissement principal se situe au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership est une société en commandite qui a été établie dans la province d'Alberta. Elle est régie par un contrat de société en commandite modifié et mis à jour daté du 30 mai 2002. 990009 Alberta Inc., qui a une participation de 1 % dans la société, en est le commandité et APF Acquisition Trust, qui a une participation de 99 % dans la société, en est, par l'intermédiaire de son fiduciaire, le commanditaire. APF Partnership a été établie dans le but d'acquérir, de mettre en valeur, d'exploiter et d'aliéner des propriétés

pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie. Le siège social et établissement principal de APF Partnership est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Partnership a conclu une convention de redevance datée du 30 mai 2002, en sa version modifiée et reformulée en date du 18 mai 2004, aux termes de laquelle elle a octroyé à la Fiducie une redevance sur ses propriétés pétrolifères et gazéifères, en échange de quoi la Fiducie a convenu de régler l'obligation différée de versement du prix d'achat.

LIENS INTERSOCIÉTÉS

Le diagramme suivant décrit la manière dont les rentrées de fonds provenant des propriétés pétrolifères et gazéifères sont transmises à la Fiducie, puis aux porteurs de parts. Il y a lieu de se reporter aux rubriques pertinentes du présent prospectus simplifié pour obtenir une description complète de la structure de la Fiducie.


Porteurs de parts(1)
Distributions en espèces
100 %
APF Energy Trust(2)
100 %
APF Acquisition Trust
990009 Alberta Inc.
(Commandité)
Rentrées de fonds sous forme de redevances
100 %
Rentrées de fonds sous forme de redevances
Commanditaire (99 %)
Commandité 1 %
APF Energy Limited Partnership
APF Energy Inc.
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
100 %
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
- Fonds de remise en état
- Sommes relatives à l'obligation différée de versement du prix d'achat
- Placements raisonnables
Tika Energy, Inc.
- Fonds de remise en état
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds

<u>**Notes**</u>

(1) Les porteurs de parts sont propriétaires exclusifs du capital de la Fiducie.

(2) La Fiducie a également en circulation des débentures à 9,40 % d'un capital de 48,5 M$ échéant le 31 juillet 2008.

FAITS NOUVEAUX

Budget des dépenses en immobilisations accru de 2004

APF Energy a décidé d'accroître les dépenses consacrées à son programme de forage de 2004 pour les faire passer de 40 M$ à au moins 55 M$ et au plus 64 M$, pour tenir compte des nouvelles occasions découlant de l'acquisition de Great Northern en juin 2004. Au cours du premier semestre de l'exercice, APF Energy a consacré une somme de 18 M$ à des projet d'immobilisations (à l'exclusion des fusions et acquisitions). Le programme d'immobilisations révisé pour le dernier semestre de 2004, allant jusqu'à 46 M$, sera financé au moyen du produit du présent placement, du réinvestissement des rentrées de fonds et du produit tiré du régime de réinvestissement des distributions de la Fiducie.

Des dépenses en immobilisations effectuées au premier semestre de 2004, 62 % ont été affectées au forage de puits traditionnels et de puits de méthane de gisements houillers, et le solde, au financement des installations et des coûts de raccordement, à l'achat de terrains non mis en valeur et à l'acquisition de données sismiques. Pour le deuxième semestre de 2004, APF Energy estime que 77 % du programme d'immobilisations seront consacrés aux activités de forage et de conditionnement. Les détails du programme sont présentés ci-après.

Programme d'immobilisations de APF Energy – Juin à décembre 2004		
Activités	**En millions de dollars**	**En pourcentage du total**
Forage et conditionnement	35,2	77
Pipelines/installations	3,8	8
Terrains et données sismiques	5,6	12
Remise en production	1,4	3
Total	46,0	100

Au cours du deuxième trimestre de 2004, APF Energy a réalisé l'acquisition de Great Northern, qui comprenait des terrains non mis en valeur d'environ 141 000 acres nets. Ces terrains comprenaient 65 sections nettes de terrain qui ont le potentiel de produire du méthane de gisements houillers dans la formation Horseshoe Canyon.

Programme d'immobilisations de APF Energy – Juin à décembre 2004		
Activités	**En millions de dollars**	**En pourcentage du total**
Centre de l'Alberta	8,8	19
Ouest de l'Alberta	4,8	10
Sud de l'Alberta	10,5	23
Sud-est de la Saskatchewan	11,9	26
Méthane de gisements houillers	10,0	22
Total	46,0	100

Méthane de gisements houillers

La mise en valeur du méthane de gisements houillers devrait donner lieu au forage de 31 puits nets au deuxième semestre de 2004. Les activités canadiennes seront axées sur un programme de forage actif dans la formation Horseshoe Canyon, où APF Energy prévoit forer 16 puits nets, au coût total de 6,8 M$. Dans le centre de l'Alberta, le projet pilote de 10 puits dans le gisement houiller Mannville, à Corbett Creek, se poursuit avec le processus de déshydratation. Dans le bassin Powder River, au Wyoming, APF Energy estime qu'elle procédera au forage de 15 puits nets, au coût de 1,8 M$.

Zones traditionnelles

Dans le centre de l'Alberta, APF Energy concentrera ses activités sur les terrains de Great Northern à Innisfail et à Wood River, où elle prévoit consacrer une somme de 5,8 M$ au forage de 16 puits nets. Ces deux zones se caractérisent par un potentiel multi-zones dans le Crétacé, le Jurassique et le Dévonien, tant pour le pétrole brut que pour le gaz naturel.

Dans l'ouest de l'Alberta, les dépenses en immobilisations seront affectées à la mise en valeur des réserves gazéifères à Nestow et à Radway, avec des projets de pétrole brut à Sakwatamau. APF Energy prévoit consacrer une somme de 2,9 M$ au forage de cinq puits nets.

Dans le sud de l'Alberta, les activités continueront d'être axées sur la mise en valeur de réserves de gaz peu profondes à Countess Carmangay, Little Bow et Retlaw. Les dépenses de APF Energy dans cette zone devraient s'élever à 9,4 M$ pour le forage de 47 puits nets.

Dans le sud-est de la Saskatchewan, APF Energy continue de mettre en valeur de nouvelles zones d'intérêt au moyen de données sismiques tridimensionnelles et prévoit effectuer le forage horizontal de neuf puits nets de pétrole à Queensdale, Wildwood, Tatagwa et Warmley, ciblant les zones Alida et Midale. Les coûts de forage devraient s'élever au total à 8,5 M$.

Le reste des coûts liés aux terrains, aux données sismiques, aux installations et à la remise en production sera affecté à diverses propriétés dans chacune des zones indiquées ci-dessus.

Modification des facilités de crédit

APF Energy et APF Partnership ont signé une convention de crédit datée du 19 juillet 2001, modifiée en date du 31 juillet 2001, du 13 mars 2002, du 30 mai 2002, du 31 décembre 2002, du 5 février 2003, du 26 septembre 2003 et du 8 juin 2004, avec un consortium d'institutions financières résidentes du Canada. Le montant des avances pouvant être consenties aux termes de la facilité de crédit totalise 200 M$ et se compose d'une facilité de crédit consentie de 364 jours, renouvelable pour d'autres durées de 364 jours à la discrétion des prêteurs. Si APF Energy et APF Partnership ne demandent pas le renouvellement de la facilité de crédit ou si elles le font mais que les prêteurs n'acquiescent pas à une telle demande, le capital non remboursé sera automatiquement converti en prêt à terme d'un an. Au moment d'une telle conversion, la tranche inutilisée de la facilité, le cas échéant, sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : (i) prêts en dollars canadiens en multiples de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable allant de 0,125 % à 1,625 %; (ii) acceptations bancaires d'un montant global minimal de 1 000 000 $ et de multiples de 100 000 $ par la suite, assorties de frais établis en fonction de la marge applicable allant de 1,125 % à 2,0 %; (iii) prêts en dollars américains d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au taux de base américain, plus la marge applicable allant de 0,125 % à 1,625 %; (iv) prêts au TIOL d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au TIOL, plus la marge applicable allant de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'une durée maximale de 12 mois d'un montant correspondant au moins à 500 000 $, assorties de frais allant de 1,125 % à 2,0 %. La « marge applicable » est fondée sur une échelle mobile liée au ratio entre la dette et les rentrées de fonds de la Fiducie, de APF Energy et de APF Partnership, selon les chiffres consolidés. Le montant qui peut être prélevé sur la facilité de crédit est limité à la base d'emprunt établie par les prêteurs. La facilité de crédit est garantie par une débenture à vue d'un capital de 300 M$ assortie d'une charge fixe de premier rang grevant les propriétés pétrolifères et gazéifères de APF Energy, conformément aux exigences des prêteurs, et d'une charge flottante grevant tous les autres biens de APF Energy, ainsi que par une cession générale des créances de APF Energy inscrites dans toutes les provinces où celle-ci exerce des activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, du commandité de celle-ci, de la Fiducie et de APF Acquisition Trust, par une débenture à vue d'un capital de 300 M$ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et du commandité de celle-ci et par un nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes que APF Energy et APF Partnership doivent à la Fiducie et à APF Acquisition Trust (y compris la redevance) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit. Voir « Liens entre les prêteurs de APF Energy et certains des preneurs fermes ».

Acquisition de Great Northern

Le 4 juin 2004, APF Energy a réalisé l'acquisition de la totalité des actions ordinaires en circulation (les « actions ») de Great Northern dans le cadre d'une offre datée du 26 avril 2004. Les porteurs d'actions avaient le droit de choisir, en contrepartie de chaque action, 0,414614 part de fiducie ou la somme en espèces de 5,05 $, sous réserve d'une somme en espèces maximale globale de 55,19 M$, et de la répartition proportionnelle. La somme en espèces maximale ayant été choisie, les actionnaires de Great Northern ayant choisi la contrepartie en espèces ont reçu une somme de 1,573252 $ par action, le solde étant réglé par l'émission de parts de fiducie à raison de 0,2854447 part de fiducie par action. Un nombre maximal de 12 873 548 parts de fiducie ont été émises dans le cadre de l'acquisition.

Le 9 juin 2004, APF Energy, Great Northern et une filiale en propriété exclusive de celle-ci ont fusionné sous le nom « APF Energy Inc. ».

Au moment de l'annonce de l'acquisition, le 7 avril 2004, la production de Great Northern s'élevait à environ 5 600 bep/j, se composant de 19 Mpi^3/j de gaz naturel et de 2 400 b/j de pétrole et de LGN. L'ensemble de l'actif de Great Northern est concentré dans le centre-ouest de l'Alberta, y compris les zones Wood River et Innisfail, où se trouve un passage de gaz naturel à long terme. La zone du

centre-ouest de l'Alberta comprend environ 75 % de l'actif de Great Northern, certaines zones productives possibles étant considérées comme possédant un potentiel multi-zones à des profondeurs de forage raisonnables.

D'autres zones principales sont situées dans les zones Greater Provost, en Alberta, et Robsart, dans le sud-ouest de la Saskatchewan. L'actif de Greater Provost est axé sur le pétrole et comprend des propriétés à Chauvin, à Cadogan et à Soapy Lake. L'actif de Chauvin comprend trois gisements de pétrole de la formation Sparky soumis à une injection d'eau en plus d'un gisement de gaz naturel de la formation Colony. À Cadogan, Great Northern a principalement exploité les gisements Rex et Sparky. L'actif de Robsart représente une participation de 50 % dans des terrains non mis en valeur et un potentiel de réserves de gaz peu profondes concentrées autour de trois installations de compression exploitées par l'entreprise et d'une vaste infrastructure pipelinière. Great Northern a déjà exploité un grand gisement de gaz de la formation Bearpaw de même que de nombreux gisements de gaz de la formation Belly River à Robsart.

Outre les propriétés traditionnelles, les terrains de Great Northern comprennent également des terrains non mis en valeur d'une superficie de 41 600 acres nets qui recèlent des possibilités de produire du méthane de gisements houillers dans la formation Horseshoe Canyon. Cette zone est reconnue pour la production sèche de méthane de gisements houillers qui ne nécessite pas de déshydratation.

La déclaration d'acquisition d'entreprise, dont certaines parties sont intégrées aux présentes par renvoi, contient de l'information supplémentaire sur l'incidence de l'acquisition de Great Northern sur la Fiducie et l'information présentée dans le relevé des données relatives aux réserves et autre information concernant les données relatives aux réserves sur le formulaire NI 51-101F1 figurant dans la notice annuelle.

Appel public à l'épargne visant les parts de fiducie

Le 4 février 2004, la Fiducie a réalisé un appel public à l'épargne de 4 765 000 parts de fiducie au prix de 11,60 $ chacune, ce qui lui a donné un produit brut de 55,274 M$.

Income Trusts Liability Act

Le 1er juillet 2004, la *Income Trusts Liability Act* (Alberta) est entrée en vigueur. Cette loi limite la responsabilité des bénéficiaires de fiducies de revenu en Alberta. Elle vise à protéger les porteurs de parts de fiducies de redevances et de fiducies à revenu des incertitudes quant à la responsabilité éventuelle découlant des actes, défauts, obligations ou responsabilités des fiduciaires de ces fiducies. Voir « Facteurs de risque – Responsabilité limitée des porteurs de parts » dans la notice annuelle.

Nomination d'un administrateur

Le 5 août 2004, John Howard a été nommé au conseil d'administration et au comité de vérification et des réserves de APF Energy. Après avoir obtenu son baccalauréat ès science en génie chimique de l'Université de l'Alberta en 1968, M. Howard a occupé des postes de direction importants auprès de Aberford Resources (président et chef de la direction, de 1981 à 1987), de Novalta Resources et de la société qui lui a succédé, Seagull Energy Canada (président et chef de la direction, de 1987 à 1997), et de Sunoma Energy (président et chef de la direction, de 1999 à 2000) et de Barrington Petroleum (président et chef de la direction, de 1999 à 2001). En outre, M. Howard a siégé au conseil de l'Association canadienne des producteurs pétroliers (de 1995 à 1997) et de l'association qui a précédé celle-ci, la Independant Petroleum Producers Association of Canada (de 1982 à 1987), et a également présidé cette dernière (de 1986 à 1987). Il a aussi été au service du gouvernement du Canada à titre de membre du Comité consultatif sur la Confluence énergétique (de 1987 à 1988). M. Howard a siégé au conseil de nombreuses sociétés par actions et est actuellement membre du conseil des sociétés suivantes : Bear Creek Energy Ltd., Chariot Energy Inc., Eastshore Energy Ltd., Trifecta Resources Inc. et Westrock Energy Ltd.

INCIDENCE D'UNE ACQUISITION IMPORTANTE SUR LA FIDUCIE ET APF ENERGY

Principales données financières et données financières pro forma

Les tableaux qui suivent présentent certaines données financières de la Fiducie, d'APF Energy, d'APF Partnership, de Hawk, de Nycan et de Great Nothern, et des données financières consolidées pro forma de la Fiducie compte tenu de l'acquisition de Great Northern et de certains autres ajustements. **Les données qui suivent doivent être lues à la lumière de l'état consolidé des résultats pro forma non vérifié de la Fiducie pour l'exercice terminé le 31 décembre 2003 qui figure à l'annexe A du rapport d'acquisition d'entreprise, dont certaines parties sont intégrées par renvoi dans les présentes et de l'état consolidé des résultats pro forma non vérifié de la Fiducie pour le semestre terminé le 30 juin 2004 qui figure sous la rubrique intitulée « États financiers consolidés pro forma – Semestre terminé le 30 juin 2004 » (collectivement, les « États financiers consolidés pro forma non vérifiés »).**

(en milliers de dollars)	La Fiducie[1]	Hawk[2]	Nycan[3]	Great Northern[1]	Chiffres consolidés pro forma (non vérifiés)
	Exercice terminé le 31 décembre 2003				
Vente de pétrole et de gaz naturel (déduction faite de redevances)[5]	131 059	2 647	5 166	41 389	179 761
Charges d'exploitation	32 370	670	979	9 617	43 636
Bénéfice avant impôts de l'exercice	28 715	(356)	19	17 216	34 609

(en milliers de dollars)	La Fiducie (non vérifiés)	Great Northern (non vérifiés)[4]	Chiffres consolidés pro forma (non vérifiés)
	Semestre terminé le 30 juin 2004		
Vente de pétrole et de gaz naturel (déduction faite de redevances)[5]	71 310	27 630	98 732
Charges d'exploitation	19 722	7 857	27 579
Bénéfice avant impôts du semestre	2 136	5 261	255

Se reporter aux notes afférentes aux états financiers consolidés pro forma non vérifiés pour prendre connaissance des ajustements.

__Notes__

(1) Les données financières sont tirées des états financiers vérifiés.
(2) Les données financières de Hawk sont tirées de la période de un mois terminée le 31 janvier 2003.
(3) Les données financières de Nycan sont tirées de la période de quatre mois terminée le 30 avril 2003.
(4) Les données financières de Great Northern sont tirées de la période de cinq mois terminée le 31 mai 2004.
(5) Déduction faite de la perte non matérialisée sur instruments dérivés autres qu'en espèces pour le semestre terminé le 30 juin 2004, mais pas pour l'exercice terminé le 31 décembre 2003.

Les données financières pro forma ne comprennent pas les acquisitions qui ne sont pas réputées être des acquisitions importantes.

Renseignements choisis sur l'exploitation

Le tableau suivant présente certains renseignements sur l'exploitation de APF Energy, de Hawk, de Nycan et de Great Northern.

	APF Energy/[1][2]	Hawk[3]	Nycan[3]	Great Northern[4][5]
Réserves prouvées[1][2]				
Pétrole brut léger et de densité moyenne (kb)	13 229			3 876
Pétrole lourd (kb)	1 646			45
LGN (kb)	684			932
Gaz naturel (Mpi³)	59 473			30 679
Réserves prouvées et probables[1][2]				
Pétrole brut léger et de densité moyenne (kb)	17 263			6 039
?étrole lourd (kb)	2 745			51
·N (kb)	805			1 230
ız naturel (Mpi³)	80 988			43 143

	APF Energy[1][2]	Hawk[3]	Nycan[3]	Great Northern[4][5]
Produits d'exploitation nets futurs tirés des réserves (en milliers de dollars)[1][2]				
(prix prévisionnels, actualisée à 10 %, avant impôts)				
Réserves prouvées	257 000			126 239
Réserves prouvées et probables	316 500			160 006
Production				
(avant les redevances, exercice terminé le 31 décembre 2003)[3]				
Pétrole brut léger et de densité moyenne (b/j)	5 399	-	344	1 307
Pétrole lourd (b/j)	1 073	999	-	30
LGN (b/j)	358	-	-	290
Gaz naturel (kpi^3/j)	33 799	8 975	5 512	13 598
Équivalents de pétrole (bep/j à 6 kpi^3/bep)	12 463	2 495	1 263	3 893
Production				
(avant les redevances, semestre terminé le 30 juin 2004)[4]				
Pétrole brut léger et de densité moyenne (b/j)	5 133			1 922
Pétrole lourd (b/j)	1 093			36
LGN (b/j)	503			364
Gaz naturel (kpi^3/j)	41 483			19 276
Équivalents de pétrole (bep/j à 6 kpi^3/bep)	13 643			5 535
Terrains non mis en valeur (acres nets)[2]	321 435			140 996

Notes

(1) La valeur et les volumes des réserves prouvées et probables représentent les « réserves nettes », selon des prix et des coûts prévisionnels, et sont fondés sur le rapport sur les réserves de APF en date du 1er janvier 2004. Les « réserves nettes » sont la quote-part dans les réserves attribuable à l'intérêt économique direct de l'entreprise (déduction faite des obligations relatives aux redevances) plus les réserves attribuables aux droits de redevances.

(2) La valeur et les volumes des réserves ainsi que les terrains non mis en valeur de APF Energy comprennent la valeur et les volumes des réserves prouvées et probables ainsi que les terrains non mis en valeur de Hawk et de Nycan.

(3) Les renseignements sur la production de Hawk ne se rapportent qu'au mois terminé le 31 janvier 2003. Les renseignements sur la production de Nycan se rapportent à la période de quatre mois terminée le 30 avril 2003.

(4) Les renseignements sur la production de Great Northern se rapportent à la période de cinq mois terminée le 31 mai 2004, y compris la production attribuable à l'acquisition indiquée à la note 5 ci-dessous.

(5) La valeur et les volumes des réserves prouvées et probables sont fondés sur l'évaluation effectuée par GLJ des réserves de pétrole et de gaz naturel de Great Northern en date du 31 décembre 2003 au moyen de prix et de coûts prévisionnels et représentent les « réserves nettes », soit la quote-part dans les réserves attribuable à l'intérêt économique direct de l'entreprise (déduction faite des obligations relatives aux redevances) plus les réserves attribuables aux droits de redevance. Après le 31 décembre 2003, Great Northern a acquis des propriétés productives en contrepartie de la somme de 23 M$, en complément de sa zone Innisfail existante, au sujet desquelles elle a émis un communiqué de presse daté du 2 février 2004. La valeur des réserves de Great Northern indiquée dans le communiqué de presse de la Fiducie daté du 7 avril 2004, annonçant l'offre de APF Energy et de la Fiducie visant la totalité des actions de Great Northern, tenait compte de l'acquisition réalisée par Great Northern en février 2004. Les réserves, les produits d'exploitation nets tirés des réserves et les terrains liés à cette acquisition ne sont pas pris en compte dans le tableau ci-dessus.

ENGAGEMENTS FUTURS DE APF ENERGY

APF Energy a conclu les instruments dérivés suivants :

Période	Marchandise	Type de contrat	Quantité quotidienne moyenne	Prix dérivé moyen
De juillet à septembre 2004	Pétrole brut	Swap	3 767 b	31,95 $ US/b
De juillet à octobre 2004	Gaz naturel	Swap	14 000 GJ	5,79 $ CA/GJ
De juillet à octobre 2004	Gaz naturel	Swap	2 000 Mbtu	5,95 $ US/Mbtu
De juillet à octobre 2004	Gaz naturel	Achat d'options de vente	5 000 GJ	6,50 $ CA/GJ
D'octobre à décembre 2004	Pétrole brut	Swap	3 600 b	32,61 $ US/b
De novembre 2004 à mars 2005	Gaz naturel	Vente d'options d'achat	5 000 GJ	11,80 $ CA/GJ
De janvier à mars 2005	Pétrole brut	Swap	1 500 b	35,78 $ US/b
De janvier à mars 2005	Pétrole brut	Tunnel	1 000 b	38,00 $ US à 44,95 $ US/b
D'avril à juin 2005	Pétrole brut	Tunnel	1 000 b	38,00 $ US à 42,15 $ US/b
D'avril à juin 2005	Pétrole brut	Swap	667 b	36,66 $ US/b

Taux d'intérêt

Durée	Montant	Taux de swap
Août 2004 à mars 2007	20 000 000 $	3,58 % plus la commission d'acceptation applicable
Août 2004 à mai 2006	20 000 000 $	3,60 % plus la commission d'acceptation applicable
Août 2004 à novembre 2005	20 000 000 $	3,58 % plus la commission d'acceptation applicable
Total	60 000 000 $	

Cours du change

Durée	Cours fixe	Montant (en $ US)	Prix moyen
Août 2004 à avril 2005	1,3615	10 000 000	La moyenne arithmétique des cours à midi établis par la Banque du Canada comme taux de conversion quotidiens du dollar canadien par rapport au dollar américain, pendant les durées respectives.
Année civile 2004	1,3317	20 000 000	La moyenne arithmétique des cours à midi établis par la Banque du Canada comme taux de conversion quotidiens du dollar canadien par rapport au dollar américain, pendant les durées respectives.

DESCRIPTION DES PARTS DE FIDUCIE

Parts de fiducie et parts spéciales à droit de vote

La Fiducie est autorisée à émettre jusqu'à 500 millions de parts de fiducie. Les parts de fiducie représentent des participations véritables indivises égales dans la Fiducie. Toutes les parts de fiducie donnent droit à une part égale des distributions de la Fiducie et comportent des droits de vote égaux aux assemblées des porteurs de parts. La Fiducie est également autorisée à émettre un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote ») conférant à leurs porteurs (les « porteurs de parts spéciales »), aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de APF Energy dans la résolution autorisant l'émission des parts spéciales à droit de vote. Les parts spéciales à droit de vote ne confèrent aucun autre droit aux porteurs de parts spéciales. Aucune part spéciale à droit de vote n'a été émise.

Les parts de fiducie et les parts spéciales à droit de vote, y compris les droits, les bons de souscription et les autres titres permettant d'acheter des parts de fiducie ou des parts spéciales à droit de vote, convertibles en de telles parts ou échangeables contre de telles parts, peuvent être émises selon les modalités et aux moments que APF Energy établit. Les parts de fiducie doivent être entièrement libérées à

l'émission et les porteurs de parts ne peuvent être par la suite obligés de répondre à un appel de versement de la Fiducie à leur égard. Les parts de fiducie peuvent être émises à titre de contrepartie payable en versements si elles sont représentées par des reçus de versement jusqu'à ce que le dernier paiement soit fait.

Distributions en espèces

La Fiducie verse des distributions en espèces proportionnelles aux porteurs de parts chaque mois, dans la mesure permise par le conseil d'administration de APF Energy. En règle générale, les distributions sont annoncées par voie de communiqué de presse au cours de la troisième semaine du mois et les porteurs de parts inscrits le dernier jour du mois ont le droit d'y participer. Le fiduciaire de la Fiducie verse les distributions aux porteurs de parts 15 jours après la date de clôture des registres applicable ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant. Les distributions mensuelles sont constituées des redevances, du CIAR et d'autres revenus touchés par la Fiducie au cours du mois précédent, moins les redevances, les frais et les retenues payables par la Fiducie et les autres sommes que APF Energy décide de façon raisonnable de conserver aux fins de la Fiducie. Par le passé, la Fiducie a conservé certains revenus, entre autres, pour financer les dépenses en immobilisations ou les acquisitions, stabiliser les distributions futures ou avancer des fonds à APF Energy afin de permettre à celle-ci de réduire provisoirement sa dette bancaire. Le pourcentage effectivement conservé par la Fiducie est établi à la discrétion du conseil d'administration de APF Energy et varie d'un mois à l'autre selon, entre autres, le prix des marchandises actuel et prévu. En 1997 (soit le premier exercice au cours duquel la Fiducie a versé des distributions), 61 % des distributions en espèces ont fait l'objet d'un report d'impôt et, aux fins de l'impôt sur le revenu, ont été considérées comme un remboursement de capital; ce pourcentage s'est élevé à 75 %, à 66 %, à 38 %, à 43 %, à 36 % et à 21 %, respectivement, en 1998, en 1999, en 2000, en 2001, en 2002 et en 2003.

Le tableau qui suit illustre les distributions en espèces par part de fiducie touchées par les porteurs de parts pendant les périodes indiquées :

	Distributions en espèces par part de fiducie
1997	1,510 $
1998	1,840 $
1999	1,555 $
2000	1,900 $
2001	3,045 $
2002	1,800 $
2003	2,180 $
2004	
Janvier	0,175 $
Février	0,175 $
Mars	0,175 $
Avril	0,175 $
Mai	0,175 $
Juin	0,175 $
Juillet	0,160 $
Août	0,160 $
Total	15,200 $

Notes

(1) Le premier appel public à l'épargne de la Fiducie a été réalisé le 17 décembre 1996. La première distribution en espèces a été versée aux porteurs de parts le 31 janvier 1997.

(2) Le 19 août 2004, la Fiducie a annoncé qu'elle verserait, le 15 septembre 2004, une distribution de 0,16 $ par part de fiducie aux porteurs de parts inscrits le 31 août 2004.

Les distributions historiques versées décrites ci-dessus pourraient ne pas être représentatives des distributions futures, que le conseil d'administration de APF Energy examinera en tenant compte de la situation financière de la Fiducie à ce moment-là. Voir « Facteurs de risque ».

HISTORIQUE DE NÉGOCIATION

Les parts de fiducie en circulation sont inscrites et affichées à des fins de négociation à la TSX sous le symbole « AY.UN ». Le tableau suivant présente les cours extrêmes et le volume de négociation global des parts de fiducie, selon les données publiées par la TSX, pendant les périodes indiquées.

Période	Fourchette des cours Haut (en dollars)	 Bas (en dollars)	Volume
2001			
Premier trimestre	10,70	9,65	2 540 424
Deuxième trimestre	13,40	9,62	3 803 100
Troisième trimestre	11,50	9,01	2 424 493
Quatrième trimestre	10,65	8,75	2 874 300
2002			
Premier trimestre	10,99	9,35	4 023 753
Deuxième trimestre	11,19	10,08	4 366 545
Troisième trimestre	10,89	10,11	3 614 591
Quatrième trimestre	10,71	9,00	5 307 699
2003			
Premier trimestre	10,95	9,66	6 599 372
Deuxième trimestre	11,40	9,30	12 612 628
Troisième trimestre	12,63	11,08	14 380 419
Quatrième trimestre	12,67	11,45	7 766 721
2004			
Janvier	12,63	11,63	5 343 437
Février	12,16	10,32	5 575 532
Mars	12,33	11,70	5 386 239
Avril	12,87	12,00	5 326 206
Mai	12,29	11,61	5 819 403
Juin	12,06	11,18	7 451 375
Juillet	11,75	11,25	5 711 015
Août (jusqu'au 30)	11,76	11,30	6 721 442

Le 30 août 2004, le cours de clôture des parts de fiducie s'est établi à 11,30 $ à la TSX.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

La structure du capital consolidé de la Fiducie au 31 décembre 2003 et au 30 juin 2004, compte non tenu du placement et compte tenu du placement, figure dans le tableau suivant.

	Autorisé	31 décembre 2003[6]	30 juin 2004, compte non tenu du placement (non vérifiés)	30 juin 2004, compte tenu du placement (non vérifiés)[5]
	(En milliers, dans ce tableau, à l'exception des notes, sauf les montants par part de fiducie)			
Dette bancaire[1]	200 000 $	98 000 $	190 000 $	156 972 $
Débentures à 9,40 %[2]	50 000 $	46 466 $	46 247 $	46 247 $
Parts de fiducie[3]	500 000	324 317 $ (34 074 parts de fiducie)	552 837 $ (53 461 parts de fiducie)	585 865 $ (56 561 parts de fiducie)
Parts spéciales à droit de vote[4]	illimité	néant	néant	néant

Notes

(1) En date des présentes, APF Energy bénéficie d'une facilité de crédit consortiale maximale de 200 000 000 $. Ce montant est composé d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en un emprunt à terme d'une durée de un an si la période de renouvellement n'est pas prolongée. Au moment d'une telle conversion, le cas échéant, la tranche inutilisée de la facilité sera annulée. Les

prélèvements sur la facilité de crédit peuvent se faire comme suit : (i) emprunts en dollars canadiens par tranches de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable, qui varie de 0,125 % à 1,625 %; (ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ assorties d'une commission établie en fonction de la marge applicable, qui varie de 1,125 % à 2,0 %; (iii) emprunts en dollars américains d'un capital minimal de 500 000 $ US portant intérêt au taux de base américain, plus la marge applicable, qui varie de 0,125% à 1,625 %; (iv) emprunts au TIOL d'un capital minimal de 500 000 $ US portant intérêt au TIOL, plus la marge applicable, qui varie de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'un montant minimal de 500 000 $, assorties de commissions allant de 1,125 % à 2,0 %. La « marge applicable » est basée sur une échelle mobile liée au ratio entre la dette et les flux de trésorerie de la Fiducie, d'APF Energy et d'APF Partnership sur une base consolidée. Le montant disponible de la facilité de crédit est limité à la base d'emprunt établie de temps à autre par les prêteurs. La facilité de crédit est garantie par une débenture remboursable sur demande d'un montant en capital de 300 000 000 $ assortie d'une charge fixe de premier rang grevant les propriétés pétrolières et gazières d'APF Energy et d'une charge flottante grevant l'ensemble des autres biens d'APF Energy et par une cession générale des créances d'APF Energy qui est inscrite dans toutes les provinces où celle-ci exerce ses activités. La facilité de crédit est également garantie par une garantie illimitée d'APF Partnership, de son commandité, de la Fiducie et d'APF Acquisition Trust, ainsi que par une débenture remboursable sur demande d'un montant en capital de 300 000 000 $ assortie de charges fixes et flottantes, par une cession générale des créances d'APF Partnership et de son commandité et par un nantissement de toutes les parts de société en commandite d'APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes dues par APF Energy et APF Partnership à la Fiducie et à APF Acquisition Trust (y compris les redevances) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit et leur remboursement a été suspendu. Se reporter à la rubrique « Faits nouveaux – Modification des facilités de crédit ».

(2) Le 3 juillet 2003, la Fiducie a émis les débentures à 9,40 % au prix de 1 000 $ la débenture. Ces débentures portent intérêt au taux annuel de 9,40 % payable semestriellement le 31 janvier et le 31 juillet de chaque année à compter du 31 janvier 2004. Elles sont rachetables par la Fiducie au prix de 1 050 $ chacune si le rachat a lieu à compter du 31 juillet 2006 et avant le 31 juillet 2007, et au prix de 1 025 $ chacune si le rachat a lieu à compter du 31 juillet 2007 et avant l'échéance, dans chaque cas plus l'intérêt couru et impayé. Chaque débenture à 9,40 % est convertible en parts de fiducie au gré du porteur à tout moment avant la fermeture des bureaux à la date d'échéance des débentures ou le jour ouvrable précédant la date fixée par la Fiducie pour le rachat des débentures à 9,40 %, selon la première des éventualités, au prix de conversion de 11,25 $ par part de fiducie. La Fiducie peut choisir, à tout moment, de remplir son obligation de verser l'intérêt sur les débentures à 9,40 % en remettant au fiduciaire des débentures un nombre suffisant de parts de fiducie pour satisfaire l'obligation relative à l'intérêt versé aux détenteurs. La Fiducie peut également, à son gré, choisir de verser le capital dû au moment du rachat ou à l'échéance des débentures par l'émission de parts de fiducie calculé à 95 % du cours moyen pondéré des parts de fiducie précédant le rachat ou la date d'échéance.

(3) En outre, en date des présentes, en vertu des options octroyées à des administrateurs, à des dirigeants et à des salariés d'APF Energy qui leur permettent d'acheter des parts de fiducie, 97 527 parts de fiducie sont réservées dans l'éventualité de la levée des options. Le régime d'options d'achat d'actions actuel a été remplacé par un régime incitatif de droits d'achat de parts de fiducie (le « régime incitatif »), approuvé par les porteurs de parts lors de l'assemblée générale et extraordinaire annuelle tenue le 6 juin 2001. Les détails de ce régime sont établis dans la circulaire, intégrée par renvoi dans le présent prospectus simplifié. Se reporter à la rubrique « Documents intégrés par renvoi ». En date des présentes, 2 054 432 droits ont été émis en vertu de ce régime incitatif.

(4) Se reporter à la rubrique « Description des parts de fiducie – Parts de fiducie et parts spéciales à droit de vote » pour obtenir une description des parts spéciales à droit de vote.

(5) Compte tenu de l'émission de 3 100 000 parts de fiducie pour un produit brut de 35 030 000 $ moins la rémunération des preneurs fermes de 1 751 000 $ et les frais estimatifs relatifs au placement de 250 000 $, le produit net de l'offre devrait s'établir à 33 028 500 $ et sera au départ affecté au remboursement de la dette qui devrait éventuellement être prélevée de nouveau afin de financer le programme de dépenses en immobilisations accru de 2004 d'APF Energy.

(6) Information tirée des états financiers vérifiés.

EMPLOI DU PRODUIT

Le produit net du présent placement est estimé à 33 028 500 $, déduction faite de la rémunération des preneurs fermes de 1 751 500 $, et des frais d'émission estimés à 250 000 $. Voir « Mode de placement ». La Fiducie affectera initialement le produit net du présent placement au remboursement d'une partie de sa facilité de crédit à vue renouvelable consentie et, en dernier lieu, au financement du programme de dépenses en immobilisations accru de 2004 de APF Energy.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme (la « convention de prise ferme ») datée du 23 août 2004 conclue entre la Fiducie, APF Energy, APF Acquisition Trust, APF Partnership et 990009 Alberta Inc., d'une part, et Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de valeurs mobilières Dundee et Valeurs Mobilières GMP, à titre de preneurs fermes, d'autre part, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter, le 8 septembre 2004, sous réserve des modalités qui y sont énoncées, les parts de fiducie qui font l'objet du présent placement au prix de 11,30 $ chacune, soit une contrepartie brute totale de 35 030 000 $ payable en espèces à la Fiducie contre remise des parts de fiducie. Les modalités du présent placement ont été fixées par voie de négociation entre APF Energy, pour le compte de la Fiducie, et Scotia Capitaux Inc., pour son compte et pour celui des autres preneurs fermes. En contrepartie des services qu'ils auront fournis relativement au présent placement, les preneurs fermes toucheront une rémunération de 1 751 500 $.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ceux-ci peuvent y mettre fin à leur discrétion si certaines conditions se réalisent. Les preneurs fermes sont toutefois tenus de prendre en livraison et de payer la totalité des parts de fiducie qui font l'objet des présentes si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. Si un ou plusieurs des preneurs fermes n'achètent pas les parts de fiducie qui leur ont été attribuées, les autres preneurs fermes pourront mettre fin à leur obligation d'acheter les parts de fiducie qui leur ont été attribuées ou ils pourront, sans y être tenus, acheter au prorata ou d'une autre façon dont ils auront convenu entre eux les parts de fiducie qui n'auront pas été achetées par le ou les premiers preneurs fermes. La convention de prise ferme prévoit également que la Fiducie, APF Energy, APF Acquisition Trust, APF Partnership et 990009 Alberta Inc.

indemniseront les preneurs fermes ainsi que leurs mandataires, administrateurs, membres de la direction, actionnaires, associés et employés de certaines responsabilités et de certains frais.

Conformément aux règlements sur les valeurs mobilières applicables, les preneurs fermes ne peuvent, pendant la durée du présent placement, faire des offres d'achat à l'égard des parts de fiducie ou en acheter. Cette restriction est assujettie à certaines exceptions, y compris (i) une offre d'achat ou un achat permis par les règlements d'une bourse désignée ayant trait à la stabilisation du marché et aux activités de maintien passif du marché et (ii) une offre d'achat ou un achat effectué pour le compte d'un client dont l'ordre n'a pas été sollicité au cours de la durée du placement, à la condition que l'offre d'achat ou l'achat ne vise pas à provoquer une négociation active réelle ou apparente des parts de fiducie ou à en accroître le cours. Relativement au présent placement et sous réserve de ce qui précède, les preneurs fermes peuvent attribuer des parts de fiducie en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un cours autre que celui qui serait formé sur le marché libre. De telles opérations, si elles sont commencées peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sans le consentement préalable de Scotia Capitaux Inc. pour le compte des preneurs fermes aux termes de la convention de prise ferme, que celle-ci ne peut refuser de donner sans motif valable, autoriser, émettre ou vendre des parts de fiducie ou des titres donnant le droit d'acquérir des parts de fiducie, ni convenir de le faire ou annoncer son intention de le faire, à tout moment dans les 90 jours suivant la clôture du présent placement, sauf pour ce qui est de l'octroi de droits dans le cadre du régime de droits d'achat de parts de fiducie incitatif de la Fiducie, de l'émission de parts de fiducie dans le cadre du régime de réinvestissement ou de l'émission de parts de fiducie au moment de l'exercice des droits en circulation ou de la levée des options en circulation de la Fiducie ou au moment de la conversion des débentures à 9,40 %.

Les certificats représentant les parts de fiducie pourront être remis à la clôture du présent placement, qui devrait avoir lieu vers le 8 septembre 2004, ce qui se situe après la date de clôture des registres applicable à la prochaine distribution que la Fiducie doit verser aux porteurs de parts le 15 septembre 2004. Par conséquent, les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement n'auront pas droit à la distribution qui sera versée aux porteurs de parts à cette date, mais auront droit à celle qui sera versée vers le 15 octobre 2004, à la condition qu'ils détiennent les parts de fiducie à la date de clôture des registres applicable à la distribution.

La TSX a approuvé l'inscription à sa cote des parts de fiducie devant être placées conformément au présent prospectus, à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription.

Les parts de fiducie qui font l'objet des présentes n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « loi de 1933 »).

Les preneurs fermes ont convenu de ne pas offrir à des fins d'achat ou de vente, vendre, transférer ou aliéner d'une autre manière des parts de fiducie (ou des droits sur celles-ci ou des participations dans celles-ci) aux États-Unis ou à l'échelle internationale.

En outre, pendant la période de 40 jours suivant le début du présent placement, le courtier (qu'il participe ou non au présent placement) qui place ou vend les titres qui font l'objet des présentes aux États-Unis ou à une personne des États-Unis ou pour le compte ou au profit d'une telle personne, pourrait contrevenir aux exigences en matière d'inscription de la loi de 1933 si le placement ou la vente n'est pas fait conformément à une dispense de ces exigences.

LIENS ENTRE LES PRÊTEURS DE APF ENERGY ET CERTAINS DES PRENEURS FERMES

Scotia Capitaux Inc., Financière Banque Nationale Inc. et BMO Nesbitt Burns Inc., directement ou indirectement, sont des filiales en propriété exclusive de banques à charte canadiennes (les « prêteurs »), qui sont des prêteurs de APF Energy et auxquelles, en date du 30 juin 2004, APF Energy devait 190 M$ (dont la tranche consortiale qui leur revient s'élève à 147 M$). Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. La Fiducie affectera le produit net du présent placement au remboursement d'une partie de sa facilité de crédit renouvelable consentie et, en dernier lieu, au programme de dépenses en immobilisations accru de 2004 de APF Energy. APF Energy respecte présentement les modalités de la convention relative aux facilités de crédit conclue avec les prêteurs. La dette de APF Energy envers les prêteurs a été garantie, comme il est décrit à la rubrique « Structure du capital consolidé de la Fiducie », pour le compte de la Fiducie. La décision de placer les parts de fiducie par les présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre APF Energy, pour le compte de la Fiducie, et Scotia Capitaux Inc., pour son propre compte et pour le compte des autres preneurs fermes. Les prêteurs n'ont pas participé à ce processus; toutefois, ils ont été informés de l'émission et des modalités de celle-ci. En conséquence du présent placement, Scotia Capitaux Inc., Financière Banque Nationale Inc. et BMO Nesbitt Burns Inc. toucheront chacune leur quote-part dans la rémunération payable aux preneurs fermes par la Fiducie.

CERTAINES CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Parlee McLaws LLP, conseillers juridiques de la Fiducie, et de Burnet Duckworth & Palmer LLP, conseillers juridiques des preneurs fermes, le texte qui suit résume, en date des présentes, les principales considérations fiscales fédérales canadiennes applicables aux acquéreurs de parts de fiducie émises aux termes des présentes. Le présent sommaire ne s'applique qu'aux porteurs de parts de fiducie qui, aux fins de la Loi de l'impôt, sont des résidents canadiens, détiennent leurs parts de fiducie à titre d'immobilisations et traitent sans lien de dépendance avec la Fiducie et les preneurs fermes. En général, les parts de fiducie seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de valeurs mobilières ou qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Dans certaines circonstances, certains porteurs qui, autrement, pourraient ne pas être considérés comme détenant leurs parts de fiducie à titre d'immobilisations pourraient obtenir que leurs parts de fiducie soient admissibles à ce titre en faisant le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent sommaire ne s'applique pas (i) au porteur de parts de fiducie qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » ni (iii) au porteur qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans des parts de fiducie.

Le présent sommaire est fondé sur les dispositions actuelles de la Loi de l'impôt, sur le Règlement de l'impôt sur le revenu (le « règlement ») ainsi que sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives et de cotisation actuelles de l'Agence du revenu du Canada (l'« ARC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes (les « modifications proposées »), le présent sommaire ne tient pas compte ni ne prévoit de modifications de la législation fiscale, que ce soit par voie législative, gouvernementale ou judiciaire, ni de modifications aux pratiques administratives et de cotisation de l'ARC. Le présent sommaire n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte ni ne prévoit de considérations fiscales provinciales (sauf pour ce qui est de certains aspects liés au CIAR), territoriales ou étrangères, découlant de l'acquisition, de la propriété ou de la disposition de parts de fiducie qui pourraient différer de celles qui sont décrites dans les présentes. Sauf indication contraire, le présent sommaire repose sur l'hypothèse selon laquelle la Fiducie sera à tout moment admissible à titre de fiducie d'investissement à participation unitaire et de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et toutes les opérations décrites dans les présentes se feront à la juste valeur marchande. Le présent sommaire présume que les modifications proposées seront adoptées essentiellement dans leur forme actuelle, bien qu'il soit impossible de garantir que tel sera le cas.

Le présent sommaire est présenté uniquement à titre informatif. Il n'est pas destiné à fournir un avis juridique ou fiscal à un acquéreur de parts de fiducie éventuel et ne doit pas être interprété comme tel. L'impôt à payer par chaque porteur dépend de la situation particulière de celui-ci. Les acquéreurs éventuels de parts de fiducie devraient consulter leurs fiscalistes en ce qui a trait à leur situation particulière.

La Fiducie

Régime fiscal de la Fiducie

Selon certaines déclarations factuelles faites par APF Energy, la Fiducie est admissible à titre de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt et on présume qu'elle le demeurera à tout moment. Pour que la Fiducie soit admissible à ce titre, elle doit généralement remplir certaines conditions factuelles durant toute son existence. Premièrement, elle ne doit pas avoir été établie ni être maintenue à quelque moment que ce soit principalement au profit de personnes qui sont des non-résidents du Canada aux fins de la Loi de l'impôt. Deuxièmement, elle doit compter au moins 150 porteurs de parts dont chacun est propriétaire d'au moins une « tranche » de parts de fiducie et dont chacun est propriétaire de parts de fiducie ayant une juste valeur marchande globale d'au moins 500 $. Dans ce cas-ci, une « tranche » de parts de fiducie désigne généralement 100 parts de fiducie si la juste valeur marchande d'une part de fiducie est inférieure à 25 $. Troisièmement, la Fiducie est tenue de limiter ses activités au placement de ses fonds dans des biens (autres que des biens immeubles ou des intérêts dans des biens immeubles), à l'acquisition, à la détention, à l'entretien, à l'amélioration, à la location et à la gestion de biens immeubles (ou d'intérêts dans des biens immeubles) qui sont des immobilisations pour la Fiducie ou à une combinaison de ces activités. Si la Fiducie cesse d'être admissible à ce titre à un certain moment, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites dans les présentes et la Fiducie pourrait avoir à payer de l'impôt en vertu de la partie XII.2 de la Loi de l'impôt.

Droit au CIAR

La Fiducie a le droit de demander le CIAR en vertu de la législation actuelle, selon laquelle le CIAR est calculé d'après une formule axée sur le prix du pétrole brut. Le montant maximal de la redevance destinée à la Couronne auquel ce taux s'applique annuellement est de 2 000 000 $ par demandeur ou groupe de demandeurs associés. Les redevances à la Couronne de l'Alberta admissibles excluent les

redevances relatives aux propriétés qui constituent des « avoirs miniers assujettis à des restrictions » au sens donné à l'expression *restricted resource properties* dans la *Corporate Tax Act* (Alberta).

Imposition de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure toutes les sommes qui lui reviennent relativement à la redevance, y compris les sommes susceptibles d'être compensées. Elle sera également tenue d'inclure dans son revenu de chaque année d'imposition la totalité de l'intérêt couru sur les placements qu'elle détient jusqu'à la fin de l'année, ou qu'elle a touché ou devrait toucher avant la fin de l'année, sauf si cet intérêt a été inclus dans le calcul de son revenu d'une année d'imposition antérieure. La Fiducie doit inclure dans son revenu le CIAR qu'elle reçoit, sous réserve d'une application graduelle sur 10 ans.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie a le droit de déduire, à titre de frais courants raisonnables engagés aux fins de ses activités, une somme n'excédant pas 10 % de son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (les « FBCPG ») cumulatifs à la fin de l'exercice en question, d'après une échelle décroissante, et 20 % du total des frais d'émission du présent placement et des placements précédents, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure. De façon générale, les sommes versées par la Fiducie en contrepartie de participations dans un ou plusieurs avoirs miniers canadiens seront, conformément à la Loi de l'impôt, ajoutées au compte de FBCPG cumulatifs de celle-ci. Lorsque, à la suite de la vente d'une propriété par APF Energy ou APF Partnership et de la libération de la redevance relative à cette propriété, une somme devient payable à la Fiducie au cours d'une année, la somme en question doit être déduite aux fins du calcul du compte de FBCPG cumulatifs de la Fiducie. Si le solde des FBCPG cumulatifs de la Fiducie à la fin d'une année d'imposition particulière, une fois que toutes les inclusions et déductions relatives à cette année ont été faites, correspond à un nombre négatif, ce nombre négatif sera inclus dans le revenu de la Fiducie pour cette année.

Conformément à la Loi de l'impôt et au règlement, la Fiducie aura droit à une déduction relative aux ressources correspondant à 25 % de ses « bénéfices modifiés relatifs à des ressources ». En règle générale, les bénéfices modifiés relatifs à des ressources de la Fiducie correspondent à son revenu tiré de la redevance, déduction faite des sommes déduites dans le calcul de son revenu, autres que les déductions relatives à ses FBCPG cumulatifs, les intérêts débiteurs et les sommes déduites relativement aux distributions aux porteurs de parts, comme il est décrit ci-après. Avant 2003, la Fiducie ne pouvait déduire les droits à la Couronne qu'elle remboursait à APF Energy ou à APF Partnership au cours de l'année relativement à la redevance. La déduction relative à des ressources est abolie graduellement et la déductibilité des charges versées à la Couronne est mise en œuvre graduellement sur la période de cinq ans qui a débuté en 2003.

Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité du revenu qu'elle a versé ou doit verser aux porteurs de parts au cours de l'année ainsi que, avant l'abolition complète de la déduction relative à des ressources et la mise en œuvre complète de la déduction des droits à la Couronne, l'excédent, s'il y a lieu, des droits à la Couronne non déductibles remboursés par la Fiducie sur la déduction relative à des ressources de l'année en question, dans la mesure où un tel excédent est désigné par la Fiducie comme étant payable aux porteurs de parts pour une telle année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition si elle est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement. Voir « Imposition des porteurs de parts ». Dans la mesure où l'objectif est de répartir entre les porteurs de parts toutes les sommes sur lesquelles la Fiducie devrait payer de l'impôt, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt.

Imposition des porteurs de parts

Chaque porteur de parts est tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui a été versée ou lui était payable au cours de l'année en question, que cette somme lui ait été ou non effectivement versée au cours de l'année en question. On considère qu'une somme est payable à un porteur de parts au cours d'une année d'imposition si ce dernier a le droit d'en exiger le paiement au cours de cette année. Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources ou des « bénéfices relatifs à des ressources » aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu du porteur pour l'année en question. Toute autre somme

en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne devrait pas, de manière générale, être incluse dans le revenu du porteur pour l'année en question. Toutefois, si cette somme est versée ou devient payable à un porteur de parts, autrement qu'à titre de produit de la disposition de parts de fiducie, elle viendra généralement réduire le prix de base rajusté des parts de fiducie détenues par ce porteur de parts. Dans la mesure où le prix de base rajusté d'une part de fiducie serait inférieur à zéro, le nombre négatif sera considéré comme un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu, et le prix de base rajusté de la part de fiducie sera alors nul pour le porteur de parts.

La disposition réelle ou réputée de parts de fiducie (sauf dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain en capital (ou à une perte en capital) dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie pour le porteur de parts et des frais de disposition raisonnables. En règle générale, la moitié des gains en capital réalisés par le porteur de parts doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies à la disposition d'une part de fiducie en excédent des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition peuvent en général être reportées rétrospectivement et déduites au cours de l'une ou l'autre des trois années d'imposition antérieures ou reportées prospectivement et déduites, au cours d'une année d'imposition ultérieure, des gains en capital imposables nets réalisés au cours de ces années, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier ou une fiducie, autre que certains types de fiducie, peuvent donner lieu à l'impôt minimum de remplacement selon la situation du porteur de parts. Le porteur de parts qui est une société privée dont le contrôle est canadien (au sens de la Loi de l'impôt) tout au long de l'année d'imposition pertinente pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables.

Porteurs de parts exonérés d'impôt

Sous réserve des dispositions expresses d'un régime donné, les parts de fiducie constitueront, si la Fiducie est admissible à titre de fiducie de fonds commun de placement, des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices, au sens de la Loi de l'impôt (les « régimes exonérés »). Ces régimes exonérés ne seront généralement pas tenus de payer de l'impôt à l'égard des distributions qu'ils reçoivent de la Fiducie ou des gains en capital découlant de la disposition de parts de fiducie. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie ne seront plus des placements admissibles pour les régimes exonérés. Si un régime exonéré acquiert ou détient des biens qui ne constituent pas des placements admissibles, cela pourrait avoir des répercussions fiscales défavorables sur le régime en question ou le rentier de celui-ci.

Les régimes exonérés qui sont propriétaires de parts de fiducie devraient consulter leurs fiscalistes avant de décider d'exercer leurs droits au rachat, étant donné que la contrepartie reçue au moment du rachat pourrait, dans certaines circonstances, ne pas constituer un placement admissible pour eux.

APF Energy a informé les conseillers juridiques que le coût indiqué des biens étrangers de la Fiducie, s'il y a lieu, sera inférieur à 30 % du coût indiqué de tous les biens de la Fiducie et que, par conséquent, dans la mesure où la Fiducie est admissible à titre de fiducie de fonds commun de placement, les parts de fiducie ne constitueront pas des biens étrangers pour les régimes exonérés, les régimes enregistrés, les régimes de retraite ou les autres personnes assujetties à l'impôt en vertu de la partie XI de la Loi de l'impôt.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP, selon les déclarations de APF Energy et de la Fiducie quant à certaines questions de fait, et compte tenu des réserves et des hypothèses dont il est question dans les présentes, les parts de fiducie qui font l'objet des présentes constitueront, à la date de clôture, des placements admissibles en vertu de la Loi de l'impôt et du règlement pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime enregistré d'épargne-études ou un régime de participation différée aux bénéfices et ne constitueront pas, à la même date, des biens étrangers aux fins de la Loi de l'impôt.

L'admissibilité des parts de fiducie à des fins de placement pour les acquéreurs auxquels l'une ou l'autre des lois suivantes s'applique est, dans certains cas, régie par des critères qui doivent être établis par ces acquéreurs à titre de politiques ou de directives conformément aux lois applicables (et, s'il y a lieu, aux règlements y afférents) et est assujettie aux normes de placement prudent ainsi qu'aux dispositions générales en matière de placement des lois en question :

Loi sur les sociétés d'assurances (Canada)
Loi sur les sociétés de fiducie et de prêt (Canada)
Loi sur les associations coopératives de crédit (Canada)
Loi de 1985 sur les normes de prestation de pension (Canada)
Financial Institutions Act (Colombie-Britannique)
Pension Benefits Standards Act (Colombie-Britannique)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
Loi sur les assurances (Manitoba)
Loi sur les fiduciaires (Manitoba)
Loi sur les prestations de pension (Manitoba)
Loi sur les régimes de retraite (Ontario)
Loi sur les sociétés de prêt et de fiducie (Ontario)
Loi sur les assurances (Québec) (pour les assureurs autres que des corporations de fonds de garantie)
Loi sur les sociétés de fiducie et les sociétés d'épargne (Québec) (pour les sociétés de fiducie qui investissent leurs propres fonds et les dépôts qu'elles reçoivent et les sociétés d'épargne qui investissent leurs fonds)
Loi sur les régimes complémentaires de retraite (Québec)

FACTEURS DE RISQUE

Un placement dans les parts de fiducie comporte certains risques. Certains facteurs inhérents à l'entreprise de la Fiducie sont indiqués dans la notice annuelle et les rapports de gestion annuels et trimestriels, que les épargnants devraient examiner avec soin avant de décider d'investir dans les parts de fiducie.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., comptables agréés, 111, 5th Avenue S.W., bureau 3100, Calgary (Alberta) T2P 5L3.

L'agent chargé de la tenue des registres et agent des transferts des parts de fiducie est Société de fiducie Computershare du Canada, à ses bureaux principaux de Montréal, de Toronto et de Calgary.

LITIGES

Il n'y a aucun litige important auquel APF Energy ou la Fiducie est partie ou dont APF Energy sait qu'il est imminent.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Parlee McLaws LLP, pour le compte de la Fiducie et de APF Energy, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes.

INTÉRÊTS DES EXPERTS

En date des présentes, les associés et les avocats salariés de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP sont, directement ou indirectement, propriétaires véritables de moins de 1 % des parts de fiducie en circulation.

En date des présentes, les administrateurs et les membres de la direction de Gilbert Laustsen Jung Associates Ltd. et de McDaniel & Associates Consultants Ltd. et les personnes avec lesquelles ces deux sociétés ont des liens ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié daté du 31 août 2004 relatif à la distribution de parts de fiducie d'APF Energy Trust (la « Fiducie »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soient intégrés par renvoi dans le prospectus susmentionné les rapports suivants :

- Notre rapport aux porteurs de parts daté du 20 février 2004 portant sur les bilans consolidés de la Fiducie aux 31 décembre 2003 et 2002 et les états consolidés des résultats, des bénéfices non répartis et des flux de trésorerie des exercices terminés les 31 décembre 2003 et 2002.

- Notre rapport sur la compilation daté du 28 juin 2004 à l'intention du fiduciaire et des administrateurs d'APF Energy Inc. portant sur l'état consolidé des résultats pro forma de l'exercice terminé le 31 décembre 2003 compris dans le rapport d'acquisition d'entreprise de la Fiducie daté du 29 juin 2004.

Nous consentons à ce que soit inclus dans le prospectus susmentionné notre rapport sur la compilation daté du 31 août 2004 au fiduciaire et aux administrateurs d'APF Energy Inc., portant sur l'état consolidé des résultats pro forma pour le semestre terminé le 30 juin 2004.

(signé) « PricewaterhouseCoopers s.r.l. »
Comptables agréés

Le 31 août 2004
Calgary (Alberta)

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié daté du 31 août 2004 ayant trait au placement de parts de APF Energy Trust. Nous nou sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents d placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux actionnaires de Grea Northern Exploration Ltd. daté du 17 mars 2004, portant sur les états financiers suivants compris dans la déclaration d'acquisitio d'entreprise de la fiducie datée du 29 juin 2004 :

- bilan consolidé aux 31 décembre 2003 et 2002;
- états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés le 31 décembre 2003 et 2002.

(signé) KPMG s.r.l.
Comptables agréés
Le 31 août 2004
Calgary, Alberta

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA
SEMESTRE TERMINÉ LE 30 JUIN 2004

Rapport sur la compilation

Au fiduciaire d'APF Energy Trust et
aux administrateurs d'APF Energy Inc.

Nous avons lu l'état consolidé des résultats pro forma non vérifié du semestre terminé le 30 juin 2004 d'APF Energy Trust (la « Fiducie »), qui se trouve ci-joint, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres de la colonne portant l'en-tête « APF Energy Trust » avec ceux des états financiers non vérifiés de la Fiducie pour le semestre terminé le 30 juin 2004, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres de la colonne portant l'en-tête « Great Northern Exploration Ltd. » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de cinq mois terminée le 31 mai 2004, et nous avons constaté qu'ils concordaient.

3. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états financiers pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

Ces représentants :

a) nous ont décrit le mode de détermination des ajustements pro forma;

b) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

4. Nous avons lu les notes afférentes à l'état pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

5. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans la colonne portant l'en-tête « APF Energy Trust » pour le semestre terminé le 30 juin 2004 et dans la colonne portant l'en-tête « Great Northern Exploration Ltd. » pour la période de cinq mois terminée le 31 mai 2004, et nous avons constaté que les montants dans la colonne portant l'en-tête « Total » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) *« PricewaterhouseCoopers s.r.l. »*
Comptables agréés

Le 31 août 2004
Calgary (Alberta)

APF Energy Trust
État consolidé des résultats pro forma
(non vérifiés)
30 juin 2004

	APF Energy Trust Semestre terminé le 30 juin 2004 $	Great Northern Exploration Ltd. Période de cinq mois terminée le 31 mai 2004 $	Ajustements (note 2) $	Total $
Produits				
Pétrole et gaz naturel	104 058	35 607	-	139 665
Perte matérialisée sur instruments dérivés, montant net	(4 355)	(935)	-	(5 290)
Perte sur instruments dérivés autres qu'en espèces, montant net	(5 489)	-	-	(5 489)
Redevances, déduction faite du CIAR	(20 547)	(7 042)	(208) v)	(27 797)
Transports	(2 357)	-	-	(2 357)
	71 310	27 630	(208)	98 732
Charges				
Exploitation	19 722	7 857	-	27 579
Frais généraux et frais d'administration, montant net	4 716	3 932	-	8 648
Charge de rémunération à base d'actions	199	192	-	391
Intérêts sur la dette à long terme	2 255	811	1 366 ii)	4 432
Impôt sur le capital et autres impôts	1 416	-	296 iv)	1 712
Épuisement, amortissement et désactualisation	40 866	9 577	5 272 i)	55 715
	69 174	22 369	6 934	98 477
Bénéfice avant impôts sur les bénéfices	2 136	5 261	(7 142)	255
Charge (économie) d'impôts sur les bénéfices				
Impôts exigibles	-	200	(200) iv)	-
Impôts futurs	(12 104)	2 041	(2 728) iii)	(12 791)
Bénéfice net de la période	14 240	3 020	(4 214)	13 046
Résultat net de base par part	0,30			0,20
Résultat net dilué par part	0,30			0,20

1. Mode de présentation

L'état consolidé des résultats pro forma d'APF Energy Trust (la « Fiducie »), qui détient une participation de 99 % dans des redevances sur le pétrole et le gaz, ont été préparés par la direction afin de rendre compte de l'acquisition de Great Northern Exploration Ltd. (« GNEL »). GNEL exerçait des activités d'exploration, de mise en valeur et de production de pétrole et de gaz naturel dans l'Ouest canadien. L'état consolidé des résultats pro forma a été établi à partir de renseignements tirés des états financiers historiques consolidés non vérifiés de la Fiducie au 30 juin 2004 et des états financiers non vérifiés de GNEL au 31 mai 2004 et des hypothèses établies à la note 2 ci-après.

Les actions de GNEL ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui s'est conclue le 4 juin 2004 (l'« acquisition »). L'état consolidé des résultats pro forma tient compte de cette acquisition comme si elle avait eu lieu le 1er janvier 2003.

Les états financiers consolidés pro forma ne rendent pas compte des fonds amassés à partir du placement actuel de parts de fiducie aux termes du présent prospectus.

Les états financiers consolidés pro forma peuvent ne pas être représentatifs de la situation financière, des résultats d'exploitation ou des distributions de redevances de la Fiducie qui seront obtenus après la conclusion de l'acquisition de GNEL (l'« acquisition »). Dans le cadre de la préparation de l'état consolidé des résultats pro forma, aucun ajustement n'a été effectué afin de refléter toute économie de frais d'administration ou de charges d'exploitation qui découlerait de l'exploitation des actifs consolidés.

Les conventions comptables appliquées dans le cadre de la préparation de l'état consolidé des résultats pro forma sont conformes à celles qui sont communiquées dans les états financiers non vérifiés de la Fiducie pour le semestre terminé le 30 juin 2004. L'acquisition de GNEL a été comptabilisée à titre de regroupement d'entreprises. La direction est d'avis que les états financiers pro forma comprennent tous les ajustements nécessaires pour assurer une présentation fidèle.

Les états financiers pro forma doivent être lus parallèlement avec les états financiers consolidés non vérifiés de la Fiducie pour le semestre terminé le 30 juin 2004 et les états financiers non vérifiés de GNEL pour la période de cinq mois terminée le 31 mai 2004.

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de la province d'Alberta.

La participation aux redevances (la « Redevance ») tirées des propriétés productives de pétrole et de gaz naturel acquise d'APF Energy Inc. et d'APF Energy Limited Partnership (collectivement « APF ») se traduit par le transfert effectif de 99 % de la participation économique dans ces propriétés aux porteurs de parts de la Fiducie. La Redevance constitue une participation aux redevances des propriétés pétrolifères et gazéifères détenues par APF, mais ne confère aucun droit de propriété sur les propriétés de ressources sous-jacentes. APF est autorisée à emprunter des fonds pour financer l'acquisition de propriétés et d'actifs corporels supplémentaires, les dépenses en immobilisations ou d'autres obligations financières à l'égard des propriétés dans l'éventualité où ces dernières ne dégageraient pas suffisamment de produits pour le remboursement de la dette. La Fiducie a droit à 99 % des produits tirés de la production et des produits connexes tirés des propriétés, déduction faite des charges relatives aux propriétés, des impôts et taxes à l'égard des propriétés, des frais généraux et des frais d'administration de APF, de la Redevance et des charges au titre du service de la dette (y compris le remboursement du capital). La Fiducie est tenue de rembourser à APF les redevances à la Couronne et les charges à l'égard de la production attribuable à la Redevance.

2. Ajustements pro forma et hypothèses

L'état consolidé des résultats pro forma a été établi comme si l'acquisition avait eu lieu le 1er janvier 2003.

i) le prix d'acquisition attribué aux actifs de GNEL est amorti selon la méthode de l'amortissement proportionnel au rendement;

ii) les intérêts sur la variation de la dette bancaire liée à l'acquisition ont été inscrits au taux annuel de 5 %, sans remboursement de capital présumé;

iii) les impôts exigibles ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré de l'acquisition assujetti à des redevances avait été constaté dès le 1er janvier 2003. Les impôts sur les bénéfices supplémentaires sont présumés être passés aux porteurs de parts lors du calcul des redevances. La charge d'impôts sur les bénéfices futurs a été ajustée afin de refléter l'incidence des opérations sur le bénéfice au taux d'imposition réglementaire maximum.

iv) une surtaxe de la Saskatchewan est appliquée à certaines propriétés, et des impôts sur le capital ont été reclassés hors des impôts sur les bénéfices;

v) le crédit d'impôt de l'Alberta au titre des redevances a été ajusté pour être ramené au montant maximal autorisé pour la période;

vi) le résultat par part est établi en fonction d'un nombre hypothétique de 53 460 686 parts de fiducie en circulation au cours de la période (57 777 713 parts de fiducie pour le résultat dilué par part) et a été réduit par l'intérêt couru sur les débentures subordonnées non garanties convertibles (les « débentures ») à 9,40 %.

3. Capitaux propres

Le capital autorisé de la Fiducie est de 500 000 000 de parts de fiducie, dont 34 074 240 parts de fiducie étaient en circulation au 31 décembre 2003, 4 765 000 parts de fiducie ont été émises par voie de prospectus daté du 27 janvier 2004, 12 873 548 parts de fiducie ont été émises aux actionnaires de GNEL et 1 717 993 parts de fiducie émises suivant le régime de réinvestissement des distributions et l'exercice des options et des droits des salariés. En vertu du prospectus daté du 26 juin 2003, la Fiducie a vendu 50 000 débentures au prix de 1 000 $ chacune. Les débentures, qui échoient le 31 juillet 2008, sont convertibles, au gré du porteur, en parts de fiducie entièrement libérées au prix de conversion de 11,25 $ la part de fiducie, soit un taux de conversion de 88,8889 parts de fiducie par tranche de 1 000 $ de capital de débenture. La Fiducie est également autorisée à émettre un nombre illimité de parts comportant des droits de vote spéciaux.

4. Convention de prise ferme

Le 23 août 2004, la Fiducie, APF Energy Inc., APF Acquisition Trust, APF Energy Limited Partnership et 990009 Alberta Inc. ont conclu une convention de prise ferme à l'égard d'une nouvelle émission de parts de fiducie en contrepartie d'un produit brut global de 35 030 000 $, compte non tenu des charges d'environ 250 000 $ et de la rémunération des preneurs fermes de 1 751 500 $, qui servira au départ à rembourser sa dette.

ATTESTATION DE LA FIDUCIE

Le 31 août 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour APF ENERGY TRUST,

APF ENERGY INC.,

(signé) Martin Hislop Chef de la direction	*(signé) Alan MacDonald* Chef des finances

Au nom du conseil d'administration,

(signé) Steven Cloutier Administrateur	*(signé) Donald Engle* Administrateur

ATTESTATION DES PRENEURS FERMES

Le 31 août 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour SCOTIA CAPITAUX INC.,

(signé) Steven Kroeker

Pour MARCHÉS MONDIAUX CIBC INC.,

(signé) T. Timothy Kitchen

Pour FINANCIÈRE BANQUE NATIONALE INC.,

(signé) David M. Vetters

Pour BMO NESBITT BURNS INC.,

(signé) Danny C. Mah

Pour RBC DOMINION VALEURS MOBILIÈRES INC.,

(signé) Brian K. Petersen

Pour LA CORPORATION CANACCORD CAPITAL,

(signé) Karl B. Staddon

Pour CORPORATION DE VALEURS MOBILIÈRES DUNDEE,

(signé) Ali A. Bhojani

Pour VALEURS MOBILIÈRES GMP,

(signé) Sandy L. Edmonstone

BOWNE
IMPRIMÉ AU CANADA
O13931

82-5166

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by those persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above–mentioned address and telephone number.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act").

Short Form Prospectus

New Issue **August 31, 2004**

APF ENERGY TRUST

$35,030,000
3,100,000 Trust Units
$11.30 Per Trust Unit

APF Energy Trust (the "Trust") is hereby qualifying for distribution (the "Offering") 3,100,000 trust units (the "Trust Units") of the Trust at a price of $11.30 per Trust Unit.

The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "AY.UN". The TSX has conditionally approved the listing of the Trust Units to be distributed pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX. On August 30, 2004, the last trading day prior to the filing of this short form prospectus, the closing price of the Trust Units on the TSX was $11.30 per Trust Unit. The offering price of the Trust Units was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc. on behalf of itself and CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. (collectively, the "Underwriters").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$11.30	$0.565	$10.735
Total	$35,030,000	$1,751,500	$33,278,500

Note:

(1) Before deducting expenses of the Offering, estimated to be $250,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

In the opinion of counsel, the Trust Units offered hereunder, on the date of issue, (i) subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations" will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and (ii) will not be precluded as investments under those statutes referred to under "Eligibility for Investment".

Each of Scotia Capital Inc., National Bank Financial Inc. and BMO Nesbitt Burns Inc., is a direct or indirect subsidiary of a Canadian chartered bank which is a lender to APF Energy and to which APF Energy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will initially be used by the Trust to repay a portion of its committed revolving credit facility and ultimately to fund APF Energy's expanded 2004 capital expenditure program. See "Relationship Between APF Energy's Lenders and Certain Underwriters", "Recent Developments - Expanded 2004 Capital Budget" and "Use of Proceeds".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is scheduled to close on or about September 8, 2004 which is after the record date for the distribution by the Trust to holders of its Trust Units ("Unitholders") to be paid on September 15, 2004. Accordingly, subscribers who purchase Trust Units pursuant to the Offering will not be eligible to receive the distribution that will be paid to Unitholders on September 15, 2004 but will be eligible to receive the distribution that will be paid to Unitholders on or about October 15, 2004, provided they hold the Trust Units on the record date for the distribution. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu
"md"	millidarcy
"NGLs"	natural gas liquids
"bbls"	barrels
"mbbl"	1,000 barrels
"bbl/d"	barrels per day
"mstb"	thousand standard barrels
"mcf"	1,000 cubic feet
"mmcf"	1,000,000 cubic feet
"bcf"	1,000,000,000 cubic feet
"mcf/d"	1,000 cubic feet per day
"mmcf/d"	one million cubic feet per day
"BTU"	British thermal unit
"mmbtu"	1,000,000 BTUs
"boe"	barrels of oil equivalent(1)
"mboe"	1,000 barrels of oil equivalent
"boe/d"	barrels of oil equivalent per day
"m"	meters
"km"	kilometers

<u>Note:</u>

(1) A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel.

"**APF Partnership**" means APF Energy Limited Partnership.

"**APF Reserve Report**" means the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, dated March 16, 2004 and effective January 1, 2004, evaluating 100% of the Canadian reserves of APF Energy and APF Partnership, using GLJ (2004-01) pricing. The report includes the interests of Tika Energy, Inc. ("Tika") located in the United States. These interests were evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel"), independent petroleum consultants, and were consolidated with the GLJ evaluated properties to generate corporate total forecasts. The interests of Tika are very minor relative to the overall corporate reserves and value portfolio and account for 3.7% and 1.4% of the corporate total proved plus probable (on a boe basis) and discounted present value at 10%, respectively.

"**ARTC**" means Alberta Royalty Tax Credit.

"**Business Acquisition Report**" means the revised business acquisition report of the Trust dated June 29, 2004.

"**CanScot**" means CanScot Resources Ltd.

"**Deferred Purchase Obligation**" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"**Great Northern**" means Great Northern Exploration Ltd.

"**Hawk**" means Hawk Oil Inc.

"**9.40% Debentures**" means the convertible unsecured subordinated debentures of the Trust issued pursuant to a public offering completed on July 3, 2003, at which time $50 million of debentures were issued maturing July 31, 2008. See "Consolidated Capitalization of the Trust."

"**Nycan**" means Nycan Energy Corp.

"**Offering**" means the offering of 3,100,000 Trust Units at a price of $11.30 per Trust Unit pursuant to this short form prospectus.

"**Royalty**" means the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs.

"**Tax Act**" means the *Income Tax Act* (Canada).

All dollar amounts are stated in Canadian dollars except where otherwise indicated.

OIL AND NATURAL GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas information contained in this short form prospectus, including the documents incorporated by reference, has been prepared and presented in accordance with National Instrument 51-101. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this short form prospectus. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Trust has adopted the standard of 6 mcf:1 boe when converting natural gas to boes. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions r similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge n the Corporate Secretary of APF Energy, 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For urposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent nation record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the –mentioned address and telephone number.

The following documents of the Trust, Nycan and Great Northern which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Revised Renewal Annual Information Form of the Trust dated April 15, 2004, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2003 ("Annual MD&A") incorporated therein (the "AIF");

(b) the Information Circular of the Trust dated April 2, 2004 relating to the annual general and special meeting of Unitholders of the Trust held on May 18, 2004 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(c) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2003 and 2002, together with the report of the auditors of the Trust thereon contained in the Trust's 2003 Annual Report;

(d) the unaudited interim consolidated financial statements of the Trust for the six months ended June 30, 2004 and 2003 contained in the Trust's interim report for the six months ended June 30, 2004;

(e) management's discussion and analysis for the six months ended June 30, 2004 and 2003 ("Interim MD&A") contained in the Trust's interim report for the six months ended June 30, 2004;

(f) the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

(g) the Business Acquisition Report relating to the acquisition by APF Energy of Great Northern, including the unaudited pro-forma consolidated financial statements of the Trust for the year ended December 31, 2003 in Schedule A thereto and the audited annual consolidated financial statements of Great Northern for the years ended December 31, 2003 and December 31, 2002 and the unaudited consolidated interim financial statements of Great Northern for the three months ended March 31, 2004 and March 31, 2003 attached as Schedules B and C respectively thereto, but excluding the unaudited pro-forma consolidated financial statements of the Trust as at and for the three months ended March 31, 2004 in Schedule A thereto;

(h) the material change report of the Trust dated January 21, 2004 relating to an offering of Trust Units;

(i) the material change report of the Trust dated February 4, 2004 relating to the closing of an offering of 4,765,000 Trust Units;

(j) the material change report of the Trust dated April 13, 2004 relating to the execution of a pre-offer agreement dated April 6, 2004 between APF Energy and Great Northern;

(k) the material change report of the Trust dated June 4, 2004 relating to the acquisition by APF Energy of Great Northern; and

(l) the material change report of the Trust dated August 23, 2004 relating to the Offering.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

FORWARD LOOKING STATEMENTS

This short form prospectus contains or incorporates by reference forward–looking statements. All statements other than statements of historical fact included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- the performance characteristics of the existing properties of APF Energy, APF Partnership and Tika and properties that may be acquired;
- oil and natural gas reserve quantities and the discounted present value of these reserves;
- development plans and opportunities related to coalbed methane properties;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;
- timing and amount of future production;
- royalties, operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- the objective to achieve a consistent level of monthly cash distributions;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions, particularly in Canada and the United States;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired assets and companies, including Hawk, Nycan, CanScot and Great Northern.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. Neither the Trust nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Trust's expectations. You should also carefully consider the matters discussed under "Risk Factors" in this short form prospectus.

APF ENERGY TRUST

General

The Trust is an open–end investment trust originally formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated May 18, 2004 (the "Trust Indenture"). Computershare Trust Company of Canada has been appointed as trustee. The principal and head office of the Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary assets are the Royalty granted by APF Energy and APF Partnership on the oil and gas properties owned by each of them and promissory notes issued by APF Energy and APF Partnership to the Trust from time to time, entitling the Trust to receive payments of principal and interest in accordance with the terms of the notes. The Royalty consists of an entitlement to 99% of the net production revenue by APF Energy and APF Partnership after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. Effective January 3, 2003 APF Energy became a wholly-owned subsidiary of the Trust and was amalgamated with APF Energy Management Inc. and 1014621 Alberta Ltd. Effective February 7, 2003, APF Energy was amalgamated with Hawk. Effective May 1, 2003, APF Energy was amalgamated with Nycan. Effective October 1, 2003, APF Energy was amalgamated with CanScot and its wholly-owned subsidiary, Jubilee Resources Inc. Effective June 9, 2004, APF Energy was amalgamated with Great Northern and its wholly-owned subsidiary, 905698 Alberta Ltd. See "Recent Developments". The principal office of APF Energy is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4 and its registered office is located at 3400, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has 85 employees and retains contract operators on several of its oil and gas properties. APF Energy provides management and administrative services to the Trust, APF Acquisition Trust and APF Partnership.

Tika is a wholly-owned subsidiary of APF Energy. Tika is formed under the laws of Wyoming. Its head office is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4 and its registered office is located at 159 North Wolcott, Suite 330, Casper, Wyoming 82601-7007.

APF ACQUISITION TRUST

APF Acquisition Trust is an open–end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly owned by APF Energy Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership is governed by an amended and restated limited partnership agreement dated May 30, 2002. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Partnership has entered into a royalty agreement dated May 30, 2002, as amended and restated effective May 18, 2004, whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this short form prospectus for a complete description of the structure of the Trust.


Unitholders(1)
Cash Distributions
APF Energy Trust(2)
100%
APF Acquisition Trust
100%
990009 Alberta Inc. (General Partner)
Cash flow in the form of Royalties
Limited Partner (99%)
Cash flow in the form of Royalties
100%
General Partner 1%
APF Energy Limited Partnership
APF Energy Inc.
Portion of cash flow withheld to fund:
Oil & Gas assets to generate cash flow
Portion of cash flow withheld to fund:
Oil & Gas assets to generate cash flow
100%
Tika Energy, Inc.
- Reclamation Fund
- Reclamation Fund
- Deferred Purchase Obligation amounts
- Reasonable investment purposes
Oil & Gas assets to generate cash flow

Notes:

(1) The Unitholders own 100% of the equity of the Trust.
(2) The Trust also has outstanding $48.5 million of 9.40% Debentures with a maturity date of July 31, 2008.

RECENT DEVELOPMENTS

Expanded 2004 Capital Budget

APF Energy has determined to increase expenditures on its drilling program for 2004 from $40 million to a minimum of $55 million and a maximum of $64 million, reflecting new opportunities that have resulted from the acquisition in June, 2004 of Great Northern. In the first half of the year, APF Energy spent $18 million on capital projects (excluding mergers and acquisitions). The revised capital program of up to $46 million for the last six months of 2004 will be funded through the proceeds of this Offering, the reinvestment of cash flow and proceeds from the distribution reinvestment program of the Trust.

Of the capital expenditures spent in the first half of 2004, 62% was allocated to drilling both conventional and coalbed methane ("CBM") wells and the remainder used to fund facility and tie-in costs, to purchase undeveloped land and acquire seismic data. Through the second half of 2004, APF Energy estimates 77% of the capital program will be directed to drilling and completion activities. Details of the program are summarized below.

APF Energy Capital Program – June to December, 2004		
Activity	**$ millions**	**% of Total**
Drilling and Completion	35.2	77
Pipelines/Facilities	3.8	8
Land & Seismic	5.6	12
Recompletions	1.4	3
Total	46.0	100

During the second quarter of 2004, APF Energy completed the acquisition of Great Northern, which included approximately 141,000 acres of net undeveloped land. Included in this land position was 65 net sections of land that is prospective for CBM in the Horseshoe Canyon formation.

APF Energy Capital Program – June to December, 2004		
Area	**$ millions**	**% of Total**
Central Alberta	8.8	19
West Alberta	4.8	10
Southern Alberta	10.5	23
Southeast Saskatchewan	11.9	26
Coalbed Methane	10.0	22
Total	46.0	100

Coalbed Methane

CBM development is estimated to result in the drilling of 31 net wells in the second half of 2004. Canadian operations will focus on an active Horseshoe Canyon program, where APF Energy plans to drill 16 net wells at a total cost of $6.8 million. In Central Alberta, the 10-well pilot project in the Mannville coals at Corbett Creek is continuing with its dewatering process. In the Powder River Basin in Wyoming, APF Energy estimates it will drill 15 net wells at a cost of $1.8 million.

Conventional Areas

In Central Alberta, APF Energy will focus its activity on the Great Northern lands at Innisfail and Wood River where it plans to spend $5.8 million drilling 16 net wells. Both of these areas are characterized by multi-zone potential in the Cretaceous, Jurassic and Devonian for both crude oil and natural gas.

In Western Alberta, capital will be directed towards natural gas development at Nestow and Radway, with crude oil projects at Sakwatamau. APF Energy plans to spend $2.9 million drilling 5 net wells.

Southern Alberta's activity will continue to be centered on shallow gas development at Countess, Carmangay, Little Bow and Retlaw. APF Energy's expenditures in this area are expected to amount to $9.4 million drilling 47 net wells.

In Southeast Saskatchewan, APF Energy continues to develop new opportunities through the use of 3-D seismic and expects to horizontally drill nine net oil wells at Queensdale, Wildwood, Tatagwa and Warmley, targeting the Alida and Midale zones. Drilling costs are expected to total $8.5 million.

The balance of land, seismic, facilities and recompletion costs will be spent on a variety of properties in each of the above areas.

Amendment of Credit Facilities

APF Energy and APF Partnership executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002, May 30, 2002, December 31, 2002, February 5, 2003, September 26, 2003 and June 8, 2004 with a syndicate of Canadian resident financial institutions. The total principal amount of advances available under the credit facility is $200 million, comprised of a committed 364 day revolving credit facility renewable for further 364 day terms at the discretion of the lenders. If APF Energy and APF Partnership do not request renewal of the revolving period of the credit facility or if the lenders do not agree to such request, then the outstanding principal amount is automatically converted to a one year term loan. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 and integral multiples of $100,000 thereafter with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the U.S. base rate plus the

applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee for a maximum term of 12 months in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of the Trust, APF Energy and APF Partnership, on a consolidated basis. The availability of the credit facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $300 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy as required by the lenders and a floating charge on all of the other property of APF Energy, together with a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust, and APF Acquisition Trust, together with a $300 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Relationship Between APF Energy's Lenders and Certain Underwriters".

Acquisition of Great Northern

On June 4, 2004, APF Energy completed the acquisition of all outstanding common shares ("Shares") of Great Northern pursuant to an offer dated April 26, 2004. Holders of Shares were entitled to elect, for each Share, 0.414614 of a Trust Unit or $5.05 in cash, subject to an aggregate maximum of $55.19 million cash, and pro-ration. As the maximum cash was elected, shareholders of Great Northern electing cash received $1.573252 per Share with the balance being satisfied by the issuance of Trust Units on the basis of 0.285447 of a Trust Unit per Share. A maximum of 12,873,548 Trust Units were issued in connection with the acquisition.

On June 9, 2004 APF Energy, Great Northern and a wholly-owned subsidiary of Great Northern were amalgamated under the name "APF Energy Inc.".

Great Northern's production at the time the acquisition was announced on April 7, 2004 was approximately 5,600 boe/d, consisting of 19 mmcf/d of natural gas and 2,400 bbl/d of oil and natural gas liquids. Great Northern's asset base is focused in West Central Alberta, including the Wood River and Innisfail areas, encompassing a long-term natural gas fairway. The West Central Alberta area comprises approximately 75% of the Great Northern asset base with prospects being categorized as multi-zone potential at reasonable drilling depths.

Additional core areas are located in the Greater Provost area of Alberta and the Robsart area of Southwest Saskatchewan. The Greater Provost assets are oil weighted and include properties at Chauvin, Cadogan and Soapy Lake. The Chauvin assets include three Sparky oil pools under waterflood in addition to a Colony natural gas pool. At Cadogan, Great Northern's operations have predominately exploited Rex and Sparky reservoirs. The Robsart assets represent a 50% interest in undeveloped land with shallow gas potential which is centered around three operated compression facilities and extensive pipeline infrastructure. Great Northern has previously exploited a large Bearpaw gas pool as well as numerous Belly River gas accumulations at Robsart.

In addition to the conventional properties, the Great Northern lands also include 41,600 net acres of undeveloped land which is prospective for CBM in the Horseshoe Canyon formation. This area is known for dry CBM production that usually does not require de-watering.

Additional information concerning the effect of the acquisition of Great Northern on the Trust and the information presented in the Trust's Statement of Reserves Data and Additional Information Relating to Reserves Data in Form NI 51-101F1 contained in the AIF is included in the Business Acquisition Report, portions of which are incorporated by reference herein.

Public Offering of Trust Units

On February 4, 2004, the Trust completed a public offering of 4,765,000 Trust Units at $11.60 per Trust Unit for gross proceeds of $55.274 million.

Income Trusts Liability Act

On July 1, 2004 the *Income Trusts Liability Act* (Alberta) was proclaimed in force. The Act creates a limitation on the liability of beneficiaries of Alberta income trusts. The legislation is intended to protect unitholders of royalty trusts and income trusts from uncertainties regarding potential liability arising from acts, defaults, obligations or liabilities of the trustees of such trusts. See "Risk Factors - Unitholder Limited Liability" in the AIF.

Appointment of Director

On August 5, 2004, John Howard was appointed to the Board of Directors and to the Audit/Reserves Committee of APF Energy. Since graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta, Mr. Howard has held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Creek Energy Ltd., Chariot Energy Inc., Eastshore Energy Ltd., Trifecta Resources Inc. and Westrock Energy Ltd.

EFFECT OF SIGNIFICANT ACQUISITION ON THE TRUST/APF ENERGY

Selected Financial and Pro–Forma Financial Information

The following tables set out certain financial information for the Trust, APF Energy and APF Partnership, Hawk, Nycan and Great Northern and pro–forma consolidated financial information for the Trust after giving effect to the acquisition of Great Northern and certain other adjustments. **The following information should be read in conjunction with the unaudited pro–forma consolidated statement of operations of the Trust for the year ended December 31, 2003 set forth in Schedule A of the Business Acquisition Report, portions of which are incorporated by reference herein and the unaudited pro-forma consolidated statement of operations of the Trust for the six months ended June 30, 2004 set forth under "Pro-Forma Consolidated Financial Statements – Six Months ended June 30, 2004" (collectively the "Unaudited Pro-Forma Consolidated Financial Statements").**

	For the year ended December 31, 2003				
	Trust(1)	Hawk(2)	Nycan(3)	Great Northern(1)	Pro– Forma Consolidated
($ thousands)					(unaudited)
Oil and natural gas sales (net of royalties)(5)	131,059	2,647	5,166	41,389	179,761
Operating expenses	32,370	670	979	9,617	43,636
Operating income before taxes for the year	28,715	(356)	19	17,216	34,609

	For the six month period ended June 30, 2004		
	Trust	Great Northern	Pro–Forma Consolidated
($ thousands)	(unaudited)	(unaudited)(4)	(unaudited)
Oil and natural gas sales (net of royalties)(5)	71,310	27,630	98,732
Operating expenses	19,722	7,857	27,579
Operating income before taxes for the period	2,136	5,261	255

See the notes to the Unaudited Pro–Forma Consolidated Financial Statements, for adjustments.

Notes:

(1) Financial information is derived from the audited financial statements.
(2) Financial information for Hawk is for the one month ended January 31, 2003.
(3) Financial information for Nycan is for the four months ended April 30, 2003.
(4) Financial information for Great Northern is for the five months ended May 31, 2004.
(5) Net of unrealized non-cash derivative loss for the six month period ended June 30, 2004, but not for the year ended December 31, 2003.

The pro–forma information does not include acquisitions that are not deemed to be significant.

Selected Operational Information

The following table sets forth certain operational information with respect to APF Energy, Hawk, Nycan and Great Northern.

	APF Energy[1][2]	Hawk[3]	Nycan[3]	Great Northern[4][5]
Proved Reserves[1][2]				
Light and medium crude oil (mbbl)	13,229			3,876
Heavy oil (mbbl)	1,646			45
NGLs (mbbl)	684			932
Natural gas (mmcf)	59,473			30,679
Proved plus Probable Reserves[1][2]				
Light and medium crude oil (mbbl)	17,263			6,039
Heavy oil (mbbl)	2,745			51
NGLs (mbbl)	805			1,230
Natural gas (mmcf)	80,988			43,143
Future Net Revenue from Reserves ($000)[1][2]				
(Forecast Prices, 10% discount rate, pre-tax)				
Proved Reserves	257,000			126,239
Proved plus Probable Reserves	316,500			160,006
Production				
(before royalties, year ended December 31, 2003)[3]				
Light and medium crude oil (bbl/d)	5,399	-	344	1,307
Heavy oil (bbl/d)	1,073	999	-	30
NGLs (bbl/d)	358	-	-	290
Natural gas (mcf/d)	33,799	8,975	5,512	13,598
Oil equivalent (boe/d at 6 mcf/boe)	12,463	2,495	1,263	3,893
Production				
(before royalties, six months ended June 30, 2004)[4]				
Light and medium crude oil (bbl/d)	5,133			1,922
Heavy oil (bbl/d)	1,093			36
NGLs (bbl/d)	503			364
Natural gas (mcf/d)	41,483			19,276
Oil equivalent (boe/d at 6 mcf/boe)	13,643			5,535
Undeveloped Land Holdings				
(net acres)[2]	321,435			140,996

Notes:

(1) The Proved and Proved plus Probable Reserves volumes and values are "net reserves", using forecast prices and costs and are based upon the APF Reserve Report effective January 1, 2004. "Net reserves" are the company working interest share of reserves (after deduction of royalty obligations) plus royalty interest reserves.

(2) Reserves volumes and values and undeveloped land holdings for APF Energy include the Proved plus Probable Reserves volumes and values and undeveloped land holdings for Hawk and Nycan.

(3) Hawk production information is for the one month ended January 31, 2003. Nycan production information is for the four months ended April 30, 2003.

(4) Great Northern production information is for the five months ended May 31, 2004, inclusive of production from the acquisition noted in (5) below.

(5) The Proved and Proved plus Probable Reserves volumes and values are based upon an evaluation by GLJ of the petroleum and natural gas reserves of Great Northern effective December 31, 2003, using forecast prices and costs and represent "net reserves", being the company working interest share of reserves (after deduction of royalty obligations) plus royalty interest reserves. Subsequent to December 31, 2003, Great Northern acquired producing properties for $23 million, complimentary to its existing Innisfail area, information relating to which was disclosed in a press release of Great Northern dated February 2, 2004. Reserves values for Great Northern summarized in the press release of the Trust dated April 7, 2004 announcing the offer by APF Energy and the Trust for all of the shares of Great Northern, included the acquisition made by Great Northern in February, 2004. The reserves, net revenue from reserves and landholdings from such acquisition are not included in the table above.

FUTURE COMMITMENTS OF APF ENERGY

APF Energy currently has the following derivative financial instruments in place.

Period	Commodity	Type of Contract	Average Daily Quantity	Average Derivative Price
July to September 2004	Crude oil	Swap	3,767 bbls	US$31.95/bbl
July to October 2004	Natural gas	Swap	14,000 GJ	Cdn.$5.79/GJ
July to October 2004	Natural gas	Swap	2,000 mmbtu	US$5.95/mmbtu
July to October 2004	Natural gas	Bought Put	5,000 GJ	Cdn.$6.50/GJ
October to December 2004	Crude oil	Swap	3,600 bbls	US$32.61/bbl
November 2004 to March 2005	Natural gas	Sold Call	5,000 GJ	Cdn.$11.80/GJ
January to March 2005	Crude oil	Swap	1,500 bbls	US$35.78/bbl
January to March 2005	Crude oil	Collar	1,000 bbls	US$38.00 to US$44.95/bbl
April to June 2005	Crude oil	Collar	1,000 bbls	US$38.00 to US$42.15/bbl
April to June 2005	Crude oil	Swap	667 bbls	US$36.66/bbl

Interest Rates

Term	Amount	Swap Rates
August 2004 to March 2007	$20,000,000	3.58% plus applicable stamping fee.
August 2004 to May 2006	$20,000,000	3.60% plus applicable stamping fee.
August 2004 to November 2005	$20,000,000	3.58% plus applicable stamping fee.
Total	$60,000,000	

Foreign Exchange

Term	Fixed Rate	Amount - US$	Average Price
August 2004 – April 2005	1.3615	10,000,000	The arithmetic average of the Bank of Canada noon rate fixings for Cdn.$/US$ daily rates, for the respective terms.
Calendar 2004	1.3317	20,000,000	The arithmetic average of the Bank of Canada noon rate fixings for Cdn.$/US$ daily rates, for the respective terms.

DESCRIPTION OF THE TRUST UNITS

Trust Units and Special Voting Units

The Trust is authorized to issue a maximum of 500 million Trust Units. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. The Trust is also authorized to issue an unlimited number of special voting units ("Special Voting Units") entitling the holders ("Special Unitholders") to the number of votes at meetings of Unitholders as is prescribed by the Board of Directors of APF Energy in the resolution authorizing issuance of the Special Voting Units. The Special Voting Units do not confer any other rights on the Special Unitholders. No Special Voting Units have been issued.

Trust Units and Special Voting Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units and Special Voting Units, may be issued on terms and conditions and at such time or times as APF Energy may determine. Trust Units may only be issued when fully paid and the Unitholders may not thereafter be required to make any further contribution to the Trust with respect to such Trust Units. Trust Units may be issued for a consideration payable in installments if represented by installment receipts until final payment is made.

Cash Distributions

The Trust makes pro rata cash distributions to Unitholders on a monthly basis, to the extent authorized by the Board of Directors of APF Energy. Distributions are generally announced via news release during the third week of the month and Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the trustee of the Trust to the Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day. Distributions in any month consist of income from Royalties, ARTC and other income received by the Trust during the preceding month less royalties, expenses and withholdings payable by the Trust and less other amounts reasonably determined by APF Energy to be retained for the purposes of the Trust. In the past, the Trust has retained income to, among other things, fund capital expenditures or acquisitions, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. The actual percentage retained by the Trust is subject to the discretion of the Board of Directors of APF Energy and will vary from month to month depending on, among other

things, the current and anticipated commodity price environment. During 1997 (the first year during which the Trust made distributions), 61% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while the same figures for 1998, 1999, 2000, 2001, 2002 and 2003 were 75%, 66%, 38%, 43%, 36% and 21%, respectively.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

	Trust Unit Cash Distributions
1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	$3.045
2002	$1.800
2003	$2.180
2004	
January	0.175
February	0.175
March	0.175
April	0.175
May	0.175
June	0.175
July	0.160
August	0.160
Grand Total	$15.200

Notes:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

(2) On August 19, 2004, the Trust announced that it will pay a distribution of $0.16 per Trust Unit on September 15, 2004 to Unitholders of record on August 31, 2004.

The historical distribution payments described above may not be reflective of future distribution payments, which will be subject to review by the Board of Directors of APF Energy taking into account the prevailing financial circumstances of the Trust at the time. See "Risk Factors".

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

Period	Price Range High ($)	Price Range Low ($)	Volume
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
Third Quarter	10.89	10.11	3,614,591
Fourth Quarter	10.71	9.00	5,307,699
2003			
First Quarter	10.95	9.66	6,599,372
Second Quarter	11.40	9.30	12,612,628
Third Quarter	12.63	11.08	14,380,419
Fourth Quarter	12.67	11.45	7,766,721
2004			
January	12.63	11.63	5,343,437
February	12.16	10.32	5,575,532
March	12.33	11.70	5,386,239
April	12.87	12.00	5,326,206
May	12.29	11.61	5,819,403
June	12.06	11.18	7,451,375
July	11.75	11.25	5,711,015
August 1 - 30	11.76	11.30	6,721,442

On August 30, 2004, the closing price of the Trust Units on the TSX was $11.30.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2003 and as at June 30, 2004 before giving effect to the Offering and after giving effect to the Offering.

	Authorized	As at December 31, 2003[6]	As at June 30, 2004 before giving effect to the Offering (unaudited)	As at June 30, 2004 after giving effect to the Offering (unaudited)[5]
		(in the table, other than the Notes, 000s except Trust Unit amounts)		
Bank Debt[1]	$200,000	$98,000	$190,000	$156,972
9.40% Debentures[2]	$50,000	$46,466	$46,247	$46,247
Trust Units[3]	500,000	$324,317 (34,074 Trust Units)	$552,837 (53,461 Trust Units)	$585,865 (56,561 Trust Units)
Special Voting Units[4]	unlimited	nil	nil	nil

Notes:

(1) As of the date hereof, APF Energy has a syndicated credit facility to a maximum of $200,000,000. Amounts borrowed are available as a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan if the revolving period is not extended. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of the Trust, APF Energy and APF Partnership on a consolidated basis. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $300,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a floating charge on all of the other property of APF Energy and a general assignment of book debts

from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $300,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Recent Developments – Amendment of Credit Facilities".

(2) The Trust issued the 9.40% Debentures at a price of $1,000 per debenture on July 3, 2003. The 9.40% Debentures bear interest at an annual rate of 9.40% payable semi-annually on January 31 and July 31 in each year commencing January 31, 2004. The 9.40% Debentures are redeemable by the Trust at a price of $1,050 if redeemed on or after July 31, 2006 and before July 31, 2007 and at a price of $1,025 if redeemed on or after July 31, 2007 and before maturity, in each case together with accrued and unpaid interest. The 9.40% Debentures are convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of maturity and the business day preceding the date specified by the Trust for redemption of the 9.40% Debentures, at a conversion price of $11.25 per Trust Unit. The Trust may elect, from time to time, to satisfy its obligation to pay interest on the 9.40% Debentures, by delivering sufficient Trust Units to the debenture trustee for sale in order to satisfy the cash interest payment to holders. The Trust may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Trust Units at a deemed price of 95% of the weighted average trading price of the Trust Units preceding the redemption or maturity date.

(3) In addition, at the date hereof 97,527 Trust Units are reserved for issuance on exercise of options to purchase Trust Units granted to directors, officers and employees of APF Energy. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this short form prospectus. See "Documents Incorporated by Reference". As at the date hereof 2,054,432 rights have been issued under the Incentive Plan.

(4) See "Description of the Trust Units - Trust Units and Special Voting Units" for a description of the Special Voting Units.

(5) Based on the issuance of 3,100,000 Trust Units for aggregate gross proceeds of $35,030,000 less the Underwriters' fee of $1,751,500 and expenses of the Offering estimated to be $250,000, the net proceeds from the Offering are estimated to be $33,028,500, which will initially be applied to reduce bank indebtedness which is expected to be redrawn ultimately to fund APF Energy's expanded 2004 capital expenditure program.

(6) Derived from audited financial statements.

USE OF PROCEEDS

The estimated net proceeds of the Offering are $33,028,500 after deducting the Underwriters' fee of $1,751,500 and the expenses of the issue, estimated to be $250,000. See "Plan of Distribution". The net proceeds of the Offering will initially be used by the Trust to repay a portion of its committed revolving credit facility and ultimately to fund APF Energy's expanded 2004 capital expenditure program.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated August 23, 2004 among the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. as underwriters, the Trust has agreed to sell and the Underwriters have agreed to purchase on September 8, 2004, subject to the terms and conditions contained therein, the Trust Units offered hereby at a price of $11.30 per Trust Unit for total gross consideration of $35,030,000 payable in cash to the Trust against delivery of the Trust Units. The terms of the Offering were determined by negotiation between APF Energy, on behalf of the Trust, and Scotia Capital Inc., on behalf of itself and the Underwriters. In consideration for their services in connection with the Offering, the Underwriters will be paid a fee of $1,751,500.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Trust Units offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Trust Units, or may, but are not obligated to, purchase on a pro rata or other mutually agreeable basis as between themselves the Trust Units not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. will indemnify the Underwriters and their agents, directors, officers, shareholders, partners and employees against certain liabilities and expenses.

Pursuant to applicable securities regulation, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by–laws and rules of a designated stock exchange relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. In connection with the Offering and subject to the foregoing, the Underwriters may over–allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the Offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust, the issuance of Trust

Units pursuant to the DRIP Plan or the issuance of Trust Units on exercise of outstanding rights or options of the Trust or conversion of the 9.40% Debentures.

Certificates for the Trust Units will be available for delivery at the closing of the Offering, which is expected to take place on or about September 8, 2004, which is after the record date for the next distribution by the Trust to Unitholders to be paid on September 15, 2004. Accordingly, subscribers who purchase Trust Units pursuant to the Offering will not be eligible to receive the distribution that will be paid to Unitholders on September 15, 2004 but will be eligible to receive the distribution that will be paid to Unitholders on or about October 15, 2004, provided they hold the Trust Units on the record date for the distribution.

The TSX has conditionally approved the listing of the Trust Units to be distributed pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX.

The Trust Units offered hereby have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "Securities Act").

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Trust Units (or any right thereto or interest therein) into the United States or internationally.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND CERTAIN UNDERWRITERS

Each of Scotia Capital Inc., National Bank Financial Inc. and BMO Nesbitt Burns Inc. is a direct or indirect wholly owned subsidiary of a Canadian chartered bank (the "Lenders") which is a lender to APF Energy and to which APF Energy was indebted as of June 30, 2004 in the amount of $190 million (of which their syndicated portion is $147 million). Consequently, the Trust may be considered a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will be used by the Trust to repay a portion of its committed revolving credit facility and ultimately for APF Energy's expanded 2004 capital expenditure program. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Lenders. Security has been granted for APF Energy's indebtedness to the Lenders as described under "Consolidated Capitalization of the Trust" on behalf of the Trust. The decision to distribute the Trust Units hereby and the determination of the terms of the Offering were made through negotiations between APF Energy (on behalf of the Trust) and Scotia Capital Inc. on its own behalf and on behalf of the remaining Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of Scotia Capital Inc., National Bank Financial Inc. and BMO Nesbitt Burns Inc. will receive its share of the Underwriters' fee payable by the Trust to the Underwriters.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP, counsel to the Trust and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Trust Units issued hereunder. This summary is only applicable to holders of Trust Units, who, for the purposes of the Tax Act, are residents of Canada, hold their Trust Units as capital property and deal at arm's length with the Trust and the Underwriters. Trust Units will generally be capital property to a holder unless they are held in the course of carrying on a business of trading or dealing in securities, or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark–to–market" rules; (ii) a holder, an interest in which would be a "tax shelter investment"; or (iii) a holder that is a "specified financial institution", all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for

certain aspects relating to ARTC), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units, which may differ from those described herein. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurances can be given in this regard.

This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a holder will depend on the holder's particular circumstances. Prospective purchasers of Trust Units are urged to consult their own tax advisors as to their particular income tax circumstances.

The Trust

Status of the Trust

Based on certain factual representations made by APF Energy, the Trust qualifies as a "mutual fund trust" under the Tax Act and it is assumed that it will so qualify at all times. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property); acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust; or a combination of these activities. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

ARTC Entitlement

The Trust is entitled to claim ARTC under current legislation. Under current legislation, the ARTC is based on a price–sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act.*

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts that accrue to it, in respect of the Royalty, including any amounts subject to set–off. The Trust will also be required to include in its income for each taxation year, all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent such interest was included in computing its income for a preceding taxation year. Any ARTC received by the Trust is included in its income, subject to a 10-year phase-in period.

In computing its income for a taxation year the Trust is entitled to deductions in respect of reasonable current expenses incurred in its ongoing operations, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year, determined on a declining balance basis and 20% of the total issue expenses of the Offering and prior offerings to the extent that those expenses were not otherwise deductible in a preceding year. Generally speaking, amounts paid by the Trust as consideration for interests in respect of one or more Canadian resource properties will, in accordance with the Tax Act, be added to its cumulative COGPE account. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy or APF Partnership and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

In accordance with the Tax Act and the Regulations, the Trust will be entitled to a deduction in respect of a resource allowance equal to 25% of its "adjusted resource profits". Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. Prior to 2003, the Trust could not deduct Crown charges

reimbursed by it to APF Energy or APF Partnership in the year in respect of the Royalty. The deduction for a resource allowance is being phased out and the deductibility of Crown charges is being phased in over a five-year period that commenced in 2003.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and, prior to full phase-out of the deduction for the resource allowance and full phase-in of the deduction for Crown charges, any amounts which constitute the excess, if any, of non-deductible reimbursed Crown charges paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders". Insofar as it is intended that all amounts otherwise taxable to the Trust will be allocated to Unitholders, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act.

Taxation of Unitholders

Each Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year whether or not the amount was actually paid to the Unitholder in that year. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income or "resource profits" for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non–taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount is paid or becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, such amount will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises, and the adjusted cost base of the Trust Unit to the Unitholder will thereupon be nil.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder of the Trust Units plus any reasonable costs associated with the disposition. Generally, one–half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One–half of any capital loss realized on a disposition of a Trust Unit in excess of taxable capital gains realized by the Unitholder in that year, generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual or a trust, other than certain types of trusts, may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder which is a Canadian–controlled private corporation (as defined in the Tax Act) throughout the relevant taxation year may be liable to pay an additional refundable tax of 6 ⅔% on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular plan, the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, all as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, Trust Units will cease to be qualified investments for Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment.

An Exempt Plan that owns Trust Units should consult its own tax advisors before deciding to exercise the redemption rights thereunder, as the consideration received on the redemption may not, in certain circumstances, be qualified investments for the Exempt Plan.

APF Energy has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, provided the Trust qualifies as a mutual fund trust, the Trust Units will not constitute foreign property for Exempt Plans, registered or pension plans or other persons subject to tax under Part XI of the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP based on representations from APF Energy and the Trust as to certain factual matters, and subject to the qualifications and assumptions herein, the Trust Units offered hereby will on the date of closing be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purposes of the Tax Act.

Eligibility of the Trust Units for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pensions Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Québec) (in respect of insurers other than guarantee fund corporations)
An Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives and a savings company investing its funds)
Supplemental Pension Plans Act (Québec)

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Certain factors related to the business of the Trust are identified in the AIF, Annual MD&A and Interim MD&A and should be carefully considered before deciding whether to invest in the Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

The registrar and transfer agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Toronto, and Calgary.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Energy to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon, on behalf of the Trust and APF Energy by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

As of the date hereof, the directors, officers and associates of Gilbert Laustsen Jung Associates Ltd. and McDaniel & Associates Consultants Ltd., as a group do not beneficially own, directly or indirectly, any Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus dated August 31, 2004 with respect to the distribution of Trust Units of APF Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned prospectus, of our reports on the following financial statements:

- Our report dated February 20, 2004 to the unitholders on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of operations and accumulated earnings and cash flows for the years ended December 31, 2003 and 2002.

- Our compilation report dated June 28, 2004 to the Trustee of the Trust and to the directors of APF Energy Inc. on the pro-forma consolidated statement of operations for the year ended December 31, 2003 included in the Business Acquisition Report of the Trust dated June 29, 2004.

We consent to the use in the above-mentioned prospectus of our compilation report dated August 31, 2004 to the Trustee of the Trust and to the directors of APF Energy Inc. on the pro-forma consolidated statement of operations for the six months ended June 30, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
August 31, 2004
Calgary, Alberta

AUDITORS' CONSENT

We have read the short form prospectus dated August 31, 2004 with respect to the distribution of Trust Units of APF Energy Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned short form prospectus, of our report to the shareholders of Great Northern Exploration Ltd. dated March 17, 2004 on the following financial statements, included in the Business Acquisition Report of the Trust dated June 29, 2004:

- Consolidated balance sheet as at December 31, 2003 and 2002;
- Consolidated statements of operations and retained earnings and cash flow for the years ended December 31, 2003 and 2002.

(signed) "KPMG LLP"
Chartered Accountants
August 31, 2004
Calgary, Canada

PRO–FORMA CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2004

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro forma consolidated statement of operations of APF Energy Trust (the "Trust") for the six month period ended June 30, 2004, and have performed the following procedures.

1. Compared the figures in the column captioned "APF Energy Trust" to the unaudited financial statements of the Trust for the six months ended June 30, 2004, and found them to be in agreement.

2. Compared the figures in the column captioned "Great Northern Exploration Ltd." to the unaudited financial statements of the applicable entity for the five months ended May 31, 2004 and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro forma statement, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "APF Energy Trust", for the six months ended June 30, 2004, and the column captioned "Great Northern Exploration Ltd." for the five months ended May 31, 2004 and found the amounts in the column captioned "Total" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

August 31, 2004
Calgary, Alberta

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
June 30, 2004

	APF Energy Trust Six Months Ended June 30, 2004 $	Great Northern Exploration Ltd. Five Months Ended May 31, 2004 $	Adjustments (Note 2) $	Total $
Revenue				
Oil and natural gas	104,058	35,607	–	139,665
Realized derivative loss-net	(4,355)	(935)	–	(5,290)
Non-cash derivative loss-net	(5,489)	–	–	(5,489)
Royalties expense, net of ARTC	(20,547)	(7,042)	(208) (v)	(27,797)
Transportation	(2,357)	–	–	(2,357)
	71,310	27,630	(208)	98,732
Expenses				
Operating	19,722	7,857	–	27,579
General and administrative– net	4,716	3,932	–	8,648
Stock based compensation expense	199	192	–	391
Interest on long–term debt	2,255	811	1,366 (ii)	4,432
Capital and other taxes	1,416	–	296 (iv)	1,712
Depletion, depreciation and accretion	40,866	9,577	5,272 (i)	55,715
	69,174	22,369	6,934	98,477
Income before income taxes	2,136	5,261	(7,142)	255
Provision for income taxes (recovery)				
Current	–	200	(200) (iv)	–
Future	(12,104)	2,041	(2,728) (iii)	(12,791)
Net income for the period	14,240	3,020	(4,214)	13,046
Net income per unit - basic	0.30			0.20
Net income per unit - diluted	0.30			0.20

1. Basis of Presentation

The pro–forma consolidated statement of operations of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Great Northern Exploration Ltd. ("GNEL"). GNEL was involved in oil and gas exploration, development and production in western Canada. The pro–forma consolidated statement of operations has been prepared from information derived from the June 30, 2004 unaudited consolidated historical financial statements of the Trust and the May 31, 2004 unaudited financial statements of GNEL and the assumptions set out in note 2 below.

The GNEL shares were purchased by the Trust through a take–over bid, which closed June 4, 2004 (the "Acquisition"). The pro–forma consolidated statement of operations gives effect to the Acquisition as if it occurred January 1, 2003.

The pro forma consolidated financial statements do not give effect to the funds raised by the current offering of Trust Units pursuant to this prospectus.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained following completion of the acquisition of GNEL (the "Acquisition"). In preparing the pro-forma consolidated statement of operations, no adjustments have been made to reflect any operating or administrative cost savings that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro–forma consolidated statement of operations are in accordance with those disclosed in the Trust's unaudited financial statements for the six months ended June 30, 2004. The acquisition of GNEL has been accounted for as a business acquisition. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma statements should be read in conjunction with the Trust's unaudited consolidated financial statements for the six months ended June 30, 2004 and the unaudited financial statements of GNEL for the five months ended May 31, 2004.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the unitholders ("Unitholders") of the Trust. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

The pro–forma consolidated statement of operations has been prepared as if the Acquisition took place on January 1, 2003:

(i) the purchase price allocated to the GNEL assets is amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the Acquisition has been recorded at 5% per annum with no deemed principal repayments;

(iii) current taxes were adjusted to account for income taxes as if the income from the Acquisition subject to the royalty calculation was in effect January 1, 2003. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(iv) a Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(v) Alberta Royalty Tax Credit was adjusted to reduce the amount to the maximum allowable for the period;

(vi) the net income on a per unit basis is based on 53,460,686 Trust Units assumed outstanding for the period (57,777,713 diluted) and has been reduced by interest accrued on the 9.40% convertible unsecured subordinated debentures (the "Debentures").

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 trust units ("Trust Units") of which 34,074,240 Trust Units were outstanding at December 31, 2003, with 4,765,000 Trust Units issued under the January 27, 2004 prospectus, 12,873,548 Trust Units issued to the shareholders of GNEL and 1,717,993 Trust Units issued pursuant to the distribution reinvestment program and the exercise of employee options and rights. Pursuant to a June 26, 2003 prospectus, the Trust sold 50,000 Debentures at a price of $1,000 per Debenture. The maturity date is July 31, 2008. The Debentures are convertible at the holder's option into fully paid Trust Units at a conversion price of $11.25 per Trust Unit, being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Underwriting Agreement

On August 23, 2004, the Trust, APF Energy Inc., APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc. entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $35,030,000 before expenses of approximately $250,000 and the underwriters' fee of $1,751,500, which will be used initially for repayment of its indebtedness.

CERTIFICATE OF THE TRUST

Dated: August 31, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

(Signed) Martin Hislop
Chief Executive Officer

(Signed) Alan MacDonald
Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Steven Cloutier
Director

(Signed) Donald Engle
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: August 31, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: *(Signed) Steven Kroeker*

CIBC WORLD MARKETS INC.

By: *(Signed) T. Timothy Kitchen*

NATIONAL BANK FINANCIAL INC.

By: *(Signed) David M. Vetters*

BMO NESBITT BURNS INC.

By: *(Signed) Danny C. Mah*

RBC DOMINION SECURITIES INC.

By: *(Signed) Brian K. Petersen*

CANACCORD CAPITAL CORPORATION

By: *(Signed) Karl B. Staddon*

DUNDEE SECURITIES CORPORATION

By: *(Signed) Ali A. Bhojani*

GMP SECURITIES LTD.

By: *(Signed) Sandy L. Edmonstone*

BOWNE
PRINTED IN CANAD
O13931

Parlee McLaws LLP
BARRISTERS & SOLICITORS

August 31, 2004

VIA SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission
Securities Division

Manitoba Securities Commission

Office of the Administrator
Securities Branch, New Brunswick

Autorité des marchés financiers

Nova Scotia Securities Commission
Securities Division

Department of Justice, Newfoundland

Registrar of Securities, Prince Edward Island

Dear Sirs/Madams:

Re: APF Energy Trust (the "Trust")

We refer to the final short form prospectus of the Trust dated August 31, 2004 (the "Prospectus") relating to the proposed issuance of 3,100,000 trust units of the Trust.

We hereby consent to the use of our firm name in the Prospectus and to the reference to our opinions on the face page and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any similar document and is not to be relied upon for any other purpose without our express written consent.

Yours truly,

(Signed) "PARLEE McLAWS LLP"

PLEASE REPLY TO CALGARY OFFICE

CALGARY
3400 Petro-Canada Centre
150–6 Avenue SW, Calgary, Alberta T2P 3Y7
Telephone: (403)294-7000 Fax: (403)265-8263

Established 1883
Patent & Trademark Agents
Web Site: www.parlee.com

EDMONTON
1500 Manulife Place
10180–101 Street, Edmonton, Alberta T5J 4K1
Telephone: (780)423-8500 Fax: (780)423-2870

Exemption Order
82-5166

Burnet,
Duckworth
& Palmer LLP
Law Firm

August 31, 2004

DELIVERED VIA SEDAR

To the Securities Commissions in each of the Provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We refer to the (final) short form prospectus dated August 31, 2004 (the "Prospectus") of APF Energy Trust ("APF") relating to the distribution of 3,100,000 trust units of APF.

We hereby consent to the use of our firm name on the second page of the Prospectus and under the headings "Eligibility for Investment", "Certain Canadian Federal Income Tax Considerations", "Legal Matters" and "Interest of Experts" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(Signed) BURNET, DUCKWORTH & PALMER LLP

G:\056382\0008\BDP consent.doc

BD&P [illegible] S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: [illegible] Fax: [illegible] [illegible]
[illegible] Q.C. [illegible] | [illegible] Duckworth Q.C., Counsel | [illegible] Q.C., LL.D., Counsel

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission

Re: Final Prospectus of APF Energy Trust

We are a firm of independent geological and petroleum engineering consultants of Calgary, Alberta having prepared corporate evaluation reports (the "Reports") of certain oil and gas properties of APF Energy Inc. and Great Northern Exploration Ltd. The reports were:

- a report dated March 16, 2004 and effective January 1, 2004 evaluating properties of APF Energy Inc.; and
- a report dated April 7, 2004 and effective December 31, 2003 evaluating the corporate reserves of Great Northern Exploration Ltd.

We refer to the Final Prospectus dated August 31, 2004 (the "Prospectus") relating to the offering of Trust Units by APF Energy Trust and hereby consent to the reference to our firm and to the use of our Reports which are incorporated by reference in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Reports, or that is within our knowledge as a result of the services performed by us in connection with the Reports.

Yours very truly,

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

ORIGINALLY SIGNED BY

Myron J. Hladyshevsky, P. Eng.
Vice-President

Calgary, Alberta
Date: August 31, 2004

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

August 31, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Newfoundland Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Commission
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunuvat

Reference: **Short Form Prospectus of**
APF Energy Trust (the "Corporation")
dated August 31, 2004 (the "Short Form Prospectus")

Dear Sirs:

The Short Form Prospectus of the Corporation dated August 31, 2004 contains reference to McDaniel & Associates Consultants Ltd., to its reserve evaluation report entitled "Tika Energy Inc., Evaluation of Natural Gas Reserves, Based on Gilbert Laustsen Jung Associates Ltd. January 1, 2004 Forecast Prices ($U.S.), As of December 31, 2003", dated March 17, 2004 (the "Report"), and to our having evaluated these interests.

We hereby consent to the use of our name, reference to, summaries of and excerpts from the said Report in the Short Form Prospectus.

We certify that we have read the Short Form Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that is derived from our Report or that is within our knowledge as a result of our providing the Report.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by W. C. Seth"

W. C. Seth, P. Eng.
President & Managing Director

Calgary, Alberta
Dated: August 31, 2004

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

Parlee McLaws LLP
BARRISTERS & SOLICITORS

August 31, 2004

NANCY M. PENNER
DIRECT DIAL: (403) 294-7011
EMAIL: npenner@parlee.com
OUR FILE #: 52932-61/NMP

VIA SEDAR

MRRS Filing
Alberta - Principal Regulator

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission
Securities Division

Manitoba Securities Commission

Office of the Administrator
Securities Branch, New Brunswick

Autorité des marchés financiers

Nova Scotia Securities Commission
Securities Division

Department of Justice, Newfoundland

Registrar of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re: APF Energy Trust - Final Prospectus; Sedar Project No. 681055
Principal Regulator – Alberta

As counsel for APF Energy Trust ("APF"), we enclose the following material for filing under the *Securities Act* (Alberta), the *Securities Act* (Ontario), the *Securities Act* (British Columbia), the *Securities Act* (Saskatchewan), the *Securities Act* (Manitoba), the *Securities Act* (Québec), the *Securities Act* (New Brunswick), the *Securities Act* (Nova Scotia), the *Securities Act* (Newfoundland) and the *Securities Act* (Prince Edward Island) to qualify the proposed issuance by APF of additional trust units:

1. the English version of the Final Prospectus dated August 31, 2004;

2. Comfort letters of PricewaterhouseCoopers LLP (2);

3. Consent of PricewaterhouseCoopers LLP;

4. Consent of KPMG LLP;

5. Comfort letter of KPMG LLP;

6. Consent of Burnet, Duckworth & Palmer LLP, counsel to the underwriters;

7. Consent of Parlee McLaws LLP, counsel to APF;

8. Consent of Gilbert Laustsen Jung Associates Ltd.;

9. Consent of McDaniel & Associates Consultants Ltd.;

10. Undertaking of APF pursuant to sections 3.1 and 3.4 of proposed National Policy 41-201;

11. the letter as required by Section 7.4 of National Policy 43-201; and

12. the black-lined copy of the Final English Prospectus.

$2,127.55 in fees are being filed via SEDAR as payment to the Autorité des marchés financiers (based on 0.04% x 25% x gross proceeds of $35,030,000 x 85%) - $850 submitted with the Preliminary Prospectus.

The French version of the Prospectus and a black-lined copy will be filed shortly.

The conditional approval for listing from The Toronto Stock Exchange has been delivered to you directly.

The Final Prospectus is being filed in the Canadian provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, Québec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island.

We look forward to obtaining the receipt for the Final Prospectus. Please do not hesitate to call me at (403) 294-7011 if there are any concerns.

Yours truly,

PARLEE McLAWS LLP

(Signed) "Nancy M. Penner"

Nancy M. Penner

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-21

Le 31 août 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
AUTORITÉ DES MARCHÉS FINANCIERS

Objet : APF Energy Trust
Projet n° 00681055

Madame,

Au nom de APF Energy Trust, nous déposons la version française du prospectus simplifié daté du 31 août 2004, ainsi que la version soulignée indiquant les changements apportés au prospectus simplifié provisoire daté du 23 août 2004.

Le présent dépôt complète le dépôt effectué aujourd'hui par Parlee McLaws LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

0831041.pdf

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

APF Energy Trust

Receipt for (Final) Short Form Prospectus dated **August 31, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **31st** day of **August, 2004**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #681055

AUTORITÉ DES MARCHÉS FINANCIERS

DÉCISION N°: 2004-MC-2881

NUMÉRO DE PROJET SÉDAR: 681055

DOSSIER N°: 13904

Objet : APF Energy Trust
Demande de visa

Vu la demande présentée le 23 août 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le :

> visa pour le prospectus simplifié du 31 août 2004 de APF Energy Trust concernant le placement de 3 100 000 parts de fiducie au prix de 11,30 $ la part.
>
> Le visa prend effet le 31 août 2004.

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

JB/lb

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

BILANS CONSOLIDÉS

(non vérifiés) (en milliers, sauf les montants par part)	30 juin 2004		31 décembre 2003 Retraité (note 2)	
ACTIF				
Actif à court terme				
Encaisse	3 682	$	1 381	$
Comptes débiteurs	44 070		27 542	
Perte sur instruments dérivés (note 6)	655		-	
Autres éléments d'actif à court terme	4 931		3 506	
	53 338		32 429	
Fonds de mise hors service d'immobilisations	3 151		2 342	
Écart d'acquisition	118 479		48 230	
Immobilisations	676 495		413 706	
	851 463	$	496 707	$
PASSIF				
Passif à court terme				
Comptes créditeurs et charges à payer	46 589	$	36 711	$
Passif lié aux instruments dérivés (note 6)	6 144		-	
Distributions en espèces à payer	8 451		5 963	
	61 184		42 674	
Impôts sur les bénéfices futurs	101 624		63 991	
Dette à long terme (note 8)	190 000		98 000	
Obligation liée à la mise hors service d'immobilisations (note 5)	30 625		21 803	
	383 433		226 468	
CAPITAUX PROPRES				
Compte de placement des porteurs de parts (note 7)	552 837		324 317	
Surplus d'apport	1 097		1 241	
Bénéfices non répartis	94 135		79 895	
Distributions en espèces cumulées (note 3)	(221 708)		(179 363)	
Débentures convertibles	46 247		46 466	
Intérêts courus sur les débentures convertibles	(4 578)		(2 317)	
	468 030		270 239	
	851 463	$	496 707	$

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DES BÉNÉFICES NON RÉPARTIS

(non vérifiés) (en milliers, sauf les montants par part)	Trimestres terminés les 30 juin 2004	 2003 Retraité (note 2)	Semestres terminés les 30 juin 2004	 2003 Retraité (note 2)
PRODUITS				
Pétrole et gaz	57 703 $	43 445 $	104 058 $	90 949 $
Perte matérialisée sur instruments dérivés, montant net	(3 328)	(403)	(4 355)	(2 748)
Perte sur instruments dérivés autres qu'en espèces, montant net	(2 224)	-	(5 489)	-
Redevances, déduction faite du CIAR	(11 490)	(8 581)	(20 547)	(17 673)
Transports	(1 492)	(1 166)	(2 357)	(1 823)
	39 169	33 295	71 310	68 705
CHARGES				
Exploitation	10 812	7 629	19 722	14 347
Frais généraux et administratifs	2 877	2 335	4 716	3 709
Intérêts sur la dette à long terme	1 278	1 053	2 255	2 207
Épuisement, amortissement et désactualisation	23 833	12 346	40 866	22 886
Charge de rémunération à base d'actions (note 7)	(58)	217	199	225
Impôts sur le capital et autres impôts	811	689	1 416	1 525
	39 553	24 269	69 174	44 899
Bénéfice avant impôts sur les bénéfices futurs	(384)	9 026	2 136	23 806
Économie d'impôts sur les bénéfices futurs	(6 497)	(11 951)	(12 104)	(10 859)
Bénéfice net	6 113	20 977	14 240	34 665
Bénéfices non répartis au début de la période, déjà établi	88 022	49 197	78 637	35 589
Application rétroactive d'une modification de conventions comptables (note 2)	-	80	1 258	-
Bénéfices non répartis à la fin de la période, déjà établi	94 135 $	70 254 $	94 135 $	70 254 $
Bénéfice net par part – de base [1] et dilué	0,12 $	0,65 $	0,30 $	1,21 $

1) Le bénéfice net a été réduit des intérêts courus sur les débentures convertibles.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

(non vérifiés) (en milliers, sauf les montants par part)	Trimestres terminés les 30 juin 2004	 2003 Retraité (note 2)	Semestres terminés les 30 juin 2004	 2003 Retraité (note 2)
Flux de trésorerie liés aux activités suivantes :				
Activités d'exploitation				
Bénéfice net de la période	6 113 $	20 977 $	14 240 $	34 665 $
Éléments hors trésorerie				
Épuisement, amortissement et désactualisation	23 833	12 346	40 866	22 886
Impôts sur les bénéfices futurs	(6 497)	(11 951)	(12 104)	(10 859)
Perte sur instruments dérivés autres qu'en espèces, montant net	2 224	-	5 489	-
Charge de rémunération à base d'actions	(58)	217	199	225
Dépenses liées à la mise hors service d'immobilisations (note 5)	(58)	(25)	(133)	(158)
	25 557	21 564	48 557	46 759
Variation nette des éléments hors caisse du fonds de roulement				
Comptes débiteurs	(1 465)	3 796	(2 421)	3 244
Autres éléments d'actif à court terme	(530)	(9 786)	(727)	(9 544)
Comptes créditeurs et charges à payer	(3 846)	(360)	(7 269)	1 339
Montant à payer à APF Management	-	-	-	(3 923)
	(5 841)	(6 350)	(10 417)	(8 884)
Cotisations au fonds de mise hors service d'immobilisations, montant net	(458)	(458)	(809)	(808)
	19 258	14 756	37 331	37 067
Activités d'investissement				
Acquisition de Great Northern (note 4)	(65 553)	-	(65 553)	-
Acquisition de Hawk Oil	-	-	-	(3 456)
Acquisition de Nycan Energy	-	(34 287)	-	(34 287)
Nouvelles immobilisations	(5 919)	(5 726)	(17 753)	(11 293)
Achat de propriétés pétrolifères et gazéifères	(5 648)	(7 165)	(6 573)	(7 488)
Produit de la cession de propriétés	-	262	199	262
Variation des éléments hors caisse du fonds de roulement – investissement	49	740	(2 518)	(817)
	(76 671)	(46 176)	(92 198)	(57 079)
Activités de financement				
Émission de parts contre espèces	9	55 642	55 396	55 670
Émission de parts dans le cadre du régime de réinvestissement des distributions	8 702	-	17 197	-
Émission de parts contre espèces à l'exercice d'options sur actions	1 272	427	1 781	841
Intérêts sur débentures convertibles	(1 135)	-	(2 261)	-
Frais d'émission des parts	(149)	(3 072)	(3 214)	(3 293)
(Remboursement) produit de l'émission de titres d'emprunt à long terme, montant net	71 126	(3 870)	28 126	(2 770)
Distributions en espèces	(22 516)	(18 916)	(42 345)	(31 982)
Variation des éléments hors caisse du fonds de roulement – financement	3 047	1 484	2 488	2 910
	60 356	31 695	57 168	21 376
Variation de l'encaisse au cours de la période	2 943	275	2 301	1 364
Encaisse au début de la période	739	2 039	1 381	950
Encaisse à la fin de la période	3 682 $	2 314 $	3 682 $	2 314 $

Renseignements supplémentaires (note 9)

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
30 juin 2004 et 2003 (non vérifiés)

1. Principales conventions comptables

Les états financiers consolidés intermédiaires d'APF Energy Trust (« APF ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada. Ils ont été préparés suivant les mêmes conventions comptables et méthodes de calcul que celles qui ont servi à préparer les états financiers consolidés de l'exercice terminé le 31 décembre 2003, sauf tel qu'il est décrit à la note 2 ci-après. Les états financiers consolidés intermédiaires doivent être lus en tenant compte des états financiers consolidés et des notes y afférentes présentés dans le rapport annuel d'APF pour l'exercice terminé le 31 décembre 2003.

2. Modification de convention comptable

Obligations liées à la mise hors service d'immobilisations

Pendant le premier trimestre de 2004, APF a adopté le chapitre 3110 du Manuel de L'Institut Canadien des Comptables Agréés (l'« ICCA ») intitulé « Obligations liées à la mise hors service d'immobilisations ». Cette modification de convention comptable a été appliquée rétroactivement, et les périodes antérieures présentées à des fins de comparaison ont été retraitées.

Cette nouvelle norme exige la constatation de l'obligation liée aux coûts futurs de restauration des lieux des immobilisations corporelles à long terme dans les états financiers. Ce passif comprendrait la participation nette d'APF dans les puits productifs et dans les installations de traitement. Le passif relatif aux obligations futures liées à la mise hors service d'immobilisations est porté aux états financiers au moment où il est engagé.

L'obligation liée à la mise hors service d'immobilisations est constatée initialement à la juste valeur estimative comme le passif à long terme, une augmentation correspondante étant portée au poste des immobilisations. L'amortissement des immobilisations est imputé aux charges selon la méthode de l'amortissement proportionnel au rendement. Le passif est accru à chaque période de présentation de l'information financière pour tenir compte de la juste valeur de tous les coûts futurs de restauration des lieux et de la désactualisation correspondante de la provision initiale. La désactualisation est imputée aux bénéfices de la période au cours de laquelle elle est engagée. La provision sera aussi révisée pour tenir compte des modifications du calendrier relatif aux flux de trésorerie ou aux coûts de restauration des lieux non actualisés. Les dépenses effectivement engagées pour la restauration des lieux sont imputées à l'obligation liée à la mise hors service d'immobilisations dans la mesure où le passif est inscrit au bilan. Les différences entre les coûts effectivement engagés et la juste valeur du passif constaté sont imputées aux bénéfices de la période en question.

Auparavant, APF constatait une provision pour coûts futurs de restauration et d'abandon des lieux calculée selon la méthode de l'amortissement proportionnel à l'utilisation, sur la durée des propriétés pétrolières et gazières, compte tenu du total des réserves prouvées estimatives, et un passif futur estimatif.

En raison de l'adoption de la nouvelle norme, au 31 décembre 2003, l'obligation liée à la mise hors service des immobilisations a été portée à 21,80 M$, les immobilisations après déduction de l'épuisement cumulé ont augmenté de 12,42 M$ et le passif d'impôts futurs a reculé de 0,23 M$. Les bénéfices non répartis à l'ouverture, au 1er janvier 2004, ont augmenté de 1,26 M$ en raison de l'effet cumulatif des charges de désactualisation et d'épuisement, déduction faite de la provision cumulative pour restauration des lieux et impôts sur les bénéfices futurs, sur l'obligation liée à la mise hors service d'immobilisations constatées rétroactivement jusqu'en 1996, soit l'année d'établissement de la Fiducie.

Les états comparatifs des résultats et des bénéfices non répartis ont aussi été retraités au 30 juin 2003. L'épuisement, amortissement et désactualisation a diminué de 0,09 M$, et la charge d'impôts futurs a augmenté de 0,03 M$ pour le trimestre terminé le 30 juin 2004. L'épuisement, amortissement et désactualisation a diminué de 0,22 M$, et la charge d'impôts futurs a augmenté de 0,08 M$ pour le semestre terminé le 30 juin 2004.

Comptabilisation des instruments dérivés

En date du 1er janvier 2004, APF a adopté la note d'orientation 13 de l'ICCA intitulée « Relations de couverture », qui traite de l'identification, de la désignation, de la consignation et de la mesure de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. Cette note s'applique aux exercices ouverts à compter du 1er juillet 2003.

Cette nouvelle note aborde les opérations de couverture aux fins de l'application de la comptabilité de couverture en plus d'en établir les conditions d'application. Conformément à ces nouvelles recommandations, il faut consigner les opérations de couverture et démontrer que les couvertures sont suffisamment efficaces pour appliquer la comptabilité de couverture aux positions couvertes au moyen d'instruments dérivés. APF n'applique pas la comptabilité de couverture à ses relations de couverture.

Au 1er janvier 2004, APF a constaté une somme de 1,3 M$ pour la valeur axée sur la valeur marchande des couvertures en vigueur comme s'il s'agissait d'un passif lié aux instruments dérivés et une perte reportée relative aux instruments dérivés de 1,3 M$ devant se matérialiser au règlement des instruments dérivés correspondants. La perte reportée au 1er janvier 2004 se composait d'une perte de 0,4 M$ pour le pétrole brut et le gaz naturel et d'une perte de 0,9 M$ pour des swaps de taux d'intérêt.

Cette note d'orientation exige que tous les instruments dérivés soient mesurés à la juste valeur et portés au bilan comme un actif ou un passif. La NOC-13 exige aussi que toutes les variations de la juste valeur soient imputées aux bénéfices de la période, peu importe si le contrat a été réglé ou non. Tous les contrats sur instruments dérivés conclus par APF après le 1er janvier 2004 ont été constatés soit comme un actif ou un passif sur instruments dérivés au bilan, un gain ou une perte non matérialisé correspondant étant inscrit à l'état des résultats.

Veuillez vous reporter à la note 6 qui présente des renseignements supplémentaires au sujet de ces instruments dérivés.

3. Distributions en espèces

(en milliers, sauf les montants par part)	Trimestres terminés les 30 juin 2004	Trimestres terminés les 30 juin 2003 Retraité (note 2)	Semestres terminés les 30 juin 2004	Semestres terminés les 30 juin 2003 Retraité (note 2)
Ventes de pétrole et de gaz	57 703 $	43 042 $	104 058 $	88 201 $
Perte matérialisée sur instruments dérivés, montant net	(3 328)	-	(4 355)	-
Transports	(1 492)	(1 166)	(2 357)	(1 823)
Montant brut des redevances dérogatoires et des redevances des locateurs	(4 154)	(3 456)	(7 785)	(7 413)
	48 729	38 420	89 561	78 965
Charges d'exploitation	10 812	7 629	19 722	14 347
Frais généraux et administratifs	2 647	2 114	4 377	3 138
Frais de service de la dette	1 278	1 053	2 255	2 207
Apport au fonds d'abandon	516	483	942	966
Impôts sur le capital et autres impôts	811	689	1 416	1 525
Activités financées par les flux de trésorerie	1 204	1 997	2 686	13 641
	17 268	13 965	31 398	35 824
Bénéfice assujetti à la redevance	31 461	24 445	58 163	43 141
99 % du bénéfice assujetti à la redevance	31 145	24 210	57 579	42 710
Droits à la Couronne, déduction faite du crédit d'impôt de l'Alberta au titre des redevances	(7 263)	(5 074)	(12 634)	(10 157)
Intérêts sur débentures convertibles	(1 135)	-	(2 261)	-
Frais généraux et administratifs de la Fiducie	(231)	(220)	(339)	(571)
Espèces distribuées et disponibles pour distribution	22 516	18 916	42 345	31 982
Espèces distribuées à ce jour	14 065	12 441	33 894	25 507
Distributions en espèces à payer	8 451 $	6 475 $	8 451 $	6 475 $
Distributions en espèces déclarées par part, montant réel	0,51 $	0,59 $	1,03 $	1,10 $
Distributions en espèces cumulées au début de la période	199 192 $	123 716 $	179 363 $	110 650 $
Distributions déclarées et payées	14 065	12 441	33 894	25 507
Distributions déclarées et à payer	8 451	6 475	8 451	6 475
Distributions en espèces cumulées à la fin de la période	221 708 $	142 632 $	221 708 $	142 632 $

4. Acquisition de Great Northern Exploration Ltd.

Le 4 juin 2004, APF a acquis la totalité des actions émises et en circulation de Great Northern Exploration Ltd. (« Great Northern »). L'opération a été comptabilisée selon la méthode de l'achat pur et simple. Le prix d'achat et la contrepartie versée se ventilent comme suit :

(en milliers de dollars)	
Actif net acquis aux valeurs attribuées :	
Fonds de roulement déficitaire	(4 857)
Immobilisations	255 941
Terrains non mis en valeur et sismiques	22 943
Écart d'acquisition	70 248
Dette prise en charge	(63 874)
Instruments dérivés	(1 103)
Obligations liées à la mise hors service d'immobilisations	(7 866)
Impôts sur les bénéfices futurs	(49 084)
Actif net acquis	222 348
Financement	
Parts de fiducie	156 795
Encaisse	63 398
Frais d'acquisition	2 155
Prix d'achat	222 348

Des parts de fiducie d'une valeur de 156,80 M$ émises à titre de contrepartie partielle, 0,64 million de parts représentant une somme de 7,78 M$ étaient détenues en réserve au 30 juin 2004 et ont été émises au cours de juillet 2004.

5. Obligations liées à la mise hors service d'immobilisations

La direction a estimé l'obligation totale future liée à la mise hors service d'immobilisations en fonction de la participation d'APF dans tous les puits et toutes les installations. Cette estimation tient compte des coûts nécessaires à l'abandon et à la restauration des puits et des installations ainsi que du calendrier estimatif de ces activités de restauration des lieux.

(en milliers de dollars)	
Obligation liée à la mise hors service d'immobilisations au 31 décembre 2003	21 803 $
Dettes acquises	7 866
Dettes contractées	317
Dettes réglées	(133)
Charge de désactualisation	772
Obligation liée à la mise hors service d'immobilisations au 30 juin 2004	30 625 $

Le montant non actualisé des flux de trésorerie estimatifs nécessaires au règlement de l'obligation s'établit à 104,60 M$ (68,70 M$ au 30 juin 2003). Les flux de trésorerie estimatifs ont été actualisés au moyen des taux sans risque et ajustés en fonction du crédit de 8 % et d'un taux d'inflation de 1,5 %. La durée prévue jusqu'au règlement varie d'un minimum de 5 ans jusqu'à un maximum de 50 ans, et les coûts seront payés au moyen des fonds réservés pour la restauration et l'abandon des lieux. Le fonds de mise hors service est maintenant capitalisé à raison de 0,52 M$ par trimestre au moyen des ressources d'exploitation d'APF.

6. Instruments financiers dérivés

Passif lié aux instruments dérivés (en milliers de dollars)	
Actif (passif) lié aux instruments dérivés au 31 décembre 2003	-
Pétrole brut	(1 395)
Gaz naturel	995
Change	-
Taux d'intérêt	(900)
Passif lié aux instruments dérivés au 1er janvier 2004	(1 300)
Contrats sur instruments dérivés acquis	(1 103)
Variation de la juste valeur des contrats sur instruments dérivés	(3 741)
Passif lié aux instruments dérivés au 30 juin 2004	(6 144)
Perte (gain) reportée sur instruments dérivés au 31 décembre 2003	-
Pétrole brut	1 395
Gaz naturel	(995)
Change	-
Taux d'intérêt	900
Perte reportée sur instruments dérivés au 1er janvier 2004	1 300
Instruments dérivés réglés	(645)
Perte reportée sur instruments dérivés au 30 juin 2004	655

7. Capitaux propres

	30 juin 2004		31 décembre 2003	
Parts de fiducie	Parts (en milliers)	(en milliers de dollars)	Parts (en milliers)	(en milliers de dollars)
Solde au début de la période	34 074	324 317	22 942	214 405
Émises pour l'acquisition de Great Northern	12 235	149 017	-	-
Parts détenues en réserve (note 4)	639	7 783	-	-
Émises pour l'acquisition de Hawk Oil	-	-	3 990	37 710
Émises pour l'acquisition de CanScot	-	-	1 342	15 433
Émises contre espèces	4 775	55 396	5 352	55 670
Frais d'émission des parts	-	(3 214)	-	(3 467)
Régime de réinvestissement des distributions	1 513	17 197	141	1 602
Émises à la conversion de débentures	19	219	108	1 215
Émises à l'exercice d'options ou de droits	205	1 781	199	1 749
Attribuées à partir du surplus d'apport	-	341	-	-
	53 461	552 837	34 074	324 317

Les données par part pour le trimestre et le semestre terminés le 30 juin 2004 ont été établies respectivement en fonction d'un nombre moyen pondéré de parts de fiducie en circulation de 43,24 millions (32,19 millions au 30 juin 2003) et de 40,32 millions (28,70 millions au 30 juin 2003). Pour le calcul du bénéfice net dilué par part, 4,39 millions de parts ont été ajoutées au nombre moyen pondéré de parts en circulation au cours du trimestre terminé le 30 juin 2004 (0,10 million au 30 juin 2003) pour tenir compte de l'effet dilutif des options et des droits des salariés et des débentures convertibles pour le trimestre et le semestre terminés le 30 juin 2004.

Au cours du semestre terminé le 30 juin 2004, aucune option sur des parts de fiducie n'a été attribuée à des salariés. Le régime d'options s'établissait comme suit au 30 juin 2004 et au 31 décembre 2003 :

Options sur parts de fiducie	30 juin 2004 Nombre d'options (en milliers)	30 juin 2004 Prix d'exercice moyen pondéré ($)	31 décembre 2003 Nombre d'options (en milliers)	31 décembre 2003 Prix d'exercice moyen pondéré ($)
Solde au début de la période	126	9,59	244	9,13
Attribuées	-	-	-	-
Exercées	(28)	9,28	(107)	8,55
Annulées	-	-	(11)	9,42
Solde à la fin de la période	98	9,68	126	9,59
Options pouvant être exercées à la fin de la période	98	9,68	60	9,48

Au cours du semestre terminé le 30 juin 2004, 0,66 million de droits d'achat de parts de fiducie ont été attribués à des salariés et à des administrateurs. Le régime de droits s'établissait comme suit au 30 juin 2004 et au 31 décembre 2003 :

Droits d'achat de parts de fiducie	30 juin 2004 Nombre de droits (en milliers)	30 juin 2004 Prix d'exercice moyen pondéré ($)	31 décembre 2003 Nombre de droits (en milliers)	31 décembre 2003 Prix d'exercice moyen pondéré ($)
Solde au début de la période	1 824	9,09	429	9,37
Attribuées	655	12,17	1 538	9,78
Exercées	(176)	8,62	(92)	9,05
Annulées	(183)	9,58	(51)	9,67
Solde avant la diminution de prix	2 120	10,04	1 824	9,72
Diminution du prix d'exercice	-	(0,38)	-	(0,63)
Solde à la fin de la période	2 120	9,66	1 824	9,09
Droits pouvant être exercés à la fin de la période	423	9,33	47	8,58

Pour le semestre terminé le 30 juin 2004, APF a constaté une charge de rémunération de 0,20 M$ pour tenir compte des droits octroyés en 2003. En ce qui concerne les droits octroyés en 2002, APF a choisi de présenter les résultats pro forma comme si le chapitre 3870 du Manuel de l'ICCA intitulé « Rémunérations et autres paiements à base d'actions » avait été appliqué rétroactivement. Au 30 juin 2004, le bénéfice net pro forma et le bénéfice par action ne différeraient pas sensiblement des chiffres correspondants présentés dans les états consolidés des résultats et des bénéfices non répartis aux 30 juin 2004 et 2003.

8. Dette à long terme

En parallèle avec la clôture de l'acquisition de Great Northern, les prêteurs d'APF ont augmenté le montant pouvant être emprunté en vertu de sa facilité de crédit, le faisant passer à 200 M$ (150 M$ en 2003).

9. Renseignements supplémentaires sur les flux de trésorerie

(en milliers de dollars)	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2004	2003	2004	2003
Paiements en espèces liés aux éléments suivants :				
Intérêts	1 200	1 077	2 037	1 992
Intérêts sur les débentures	-	-	2 664	-
Règlements de swaps de taux d'intérêt	96	-	268	-
Distributions aux porteurs de parts	21 008	17 432	39 857	29 071
Impôts sur le capital et autres impôts	864	881	1 364	2 045

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

APF Energy Trust
Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

2. **Date of Material Change:**

September 8, 2004

3. **News Release:**

A news release was issued on September 8, 2004 through Canada Newswire.

4. **Summary of Material Change:**

APF Energy Trust (the "Trust") has closed a new issue of 3,100,000 trust units of the Trust at $11.30 per trust unit for gross proceeds of $35.03 million in accordance with a final Prospectus filed with the securities regulators across Canada.

5. **Full Description of Material Change:**

The Trust has closed a new issue of 3,100,000 trust units of the Trust at $11.30 per trust unit for gross proceeds of $35.03 million in accordance with a final Prospectus filed with the securities regulators across Canada. The issue was completed on an underwritten basis by a syndicate led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd.

The net proceeds of the offering will initially be used by the Trust to repay a portion of its committed revolving credit facility and ultimately to fund APF Energy Inc.'s expanded 2004 capital expenditure program.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Executive Officer:**

For further information please contact Steven G. Cloutier, President and Chief Operating Officer, at (403) 294-1000.

9. Statement of Executive Officer:

The foregoing accurately discloses the material change referred to in this report.

10. Date of Report:

DATED at Calgary, Alberta on the 8th day of September, 2004.

APF ENERGY TRUST by
APF ENERGY INC.

(Signed) *"Steven G. Cloutier"*
Steven G. Cloutier
President and Chief Operating Officer

MATERIAL CHANGE REPORT

1. Reporting Issuer:

APF Energy Trust
Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

2. Date of Material Change:

August 19, 2004

3. News Release:

A news release was issued on August 19, 2004 through Canada Newswire.

4. Summary of Material Change:

APF Energy Trust ("APF") has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital Inc. for an offering of $35,030,000 of trust units of APF at a price of $11.30 per trust unit.

5. Full Description of Material Change:

APF has entered into an agreement to sell 3,100,000 trust units on a bought deal basis at a price of $11.30 per trust unit for aggregate gross proceeds of $35,030,000 million. The issue is being bought by a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd.

The net proceeds of the offering will initially be used by APF to repay a portion of its committed revolving credit facility and ultimately to fund APF Energy Inc.'s expanded capital expenditure program.

The offering is expected to close on or about September 8, 2004.

The offering of the trust units is being made in all provinces of Canada by means of a short-form prospectus and is subject to the approval of securities regulatory authorities.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

For further information please contact Steven G. Cloutier, President and Chief Operating Officer, at (403) 294-1000.

9. Statement of Executive Officer:

The foregoing accurately discloses the material change referred to in this report.

10. Date of Report:

DATED at Calgary, Alberta on the 23rd day of August, 2004.

APF ENERGY TRUST by
APF ENERGY INC.

(Signed) *"Steven G. Cloutier"*
Steven G. Cloutier
President and Chief Operating Officer

ROYALTY AGREEMENT

TABLE OF CONTENTS

ROYALTY AGREEMENT

This Agreement made the 30th day of May, 2002, as amended and restated effective May 18, 2004

BETWEEN:

990009 ALBERTA INC., a body corporate incorporated pursuant to the laws of Alberta, as general partner of APF Energy Limited Partnership (hereinafter referred to as the "Grantor")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, in its capacity as trustee of APF Energy Trust, a trust formed pursuant to the laws of the Province of Alberta pursuant to a trust indenture dated as of October 10, 1996, as amended (hereinafter called the "Royalty Owner")

WHEREAS the Grantor has agreed to grant the Royalty to the Royalty Owner and the Royalty Owner has agreed to purchase and accept the Royalty from the Grantor, on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 **Definitions.**

In this Agreement, including this Article, the following words and expressions shall have the following meanings except where the context otherwise expressly provides:

"**Acquisition**" means an acquisition by the Grantor of Petroleum and Natural Gas Rights or interests therein, either by themselves or together with interests in related Tangibles and Miscellaneous Assets;

"**Acquisition Costs**" means costs and expenses incurred by the Grantor in making an Acquisition including, without limitation, the purchase price paid pursuant thereto (net of all adjustments) and all related costs, brokers fees and commissions (including fees paid to the Manager pursuant to the GP Management Agreement in respect of the Acquisition), costs of registration of conveyances of title and costs of consultants (including lawyers, landmen and engineering and all other technical advisors);

"**Additional Properties**" means the Petroleum and Natural Gas Rights, Tangibles and Miscellaneous Interests earned or acquired by the Grantor after the Execution Date (other than Replacement Properties);

"**Affiliate**" shall be interpreted in accordance with the *Securities Act* (Alberta) as amended from time to time;

"**Agreement**", "**herein**", "**hereto**", "**hereof**" and similar expressions refer to this Royalty Agreement, and any agreement amending this Royalty Agreement;

"**ARC**" means royalty tax credit as defined in the *Alberta Corporate Tax Act* and the Alberta royalty credit as provided in the *Alberta Income Tax Act*;

"**Asset Value**" means, in respect of a Property, the present worth of all of the estimated pre-tax net revenue from the proved reserves and the probable reserves shown in the most recent engineering report relating to such Property, discounted at 15% per annum and based on escalated pricing and cost assumptions;

"**Business Day**" means any day other than a Saturday, Sunday or other day on which banks are required to be closed in Calgary, Alberta;

"**Canadian resource property**" has the meaning attributed to such term in the *Income Tax Act* (Canada);

"**Capital Expenditures**" means:

(a) drilling costs, completion costs and equipping costs (as such costs are defined in the Operating Procedure); and

(b) other costs relating to the Properties which would be classified as "capital costs" in accordance with GAAP, but does not include Acquisition Costs;

"**Commodity Price Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, in respect of commodity prices, the purpose of which is to mitigate or eliminate exposure to fluctuations in prices of commodities which affect revenues attributable to the Properties;

"**Credit Facilities**" means the credit facilities made available to the Grantor, from time to time, by its bankers or other lenders, respecting the Grantor's ownership and operation of the Properties;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalties**" means any amount payable to or received by the Crown that may reasonably be regarded as being in relation to Petroleum and Natural Gas Rights or the production of Petroleum Substances;

"**Currency Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, in respect of rates of exchange of currencies, the purpose of which is to mitigate or eliminate exposure to fluctuations in rates of exchange which affect revenues attributable to the Properties;

"**Debt Service Charges**" means, in respect of a Month and without duplication:

(a) all principal, interest, fees and other costs owing and paid pursuant to the Credit Facilities;

(b) plus (if there is a net loss) or minus (if there is a net profit) the net profit or loss from Interest Rate Swaps pursuant to the Credit Facilities which accrues during such Month; and

(c) the principal and imputed interest on account of banker's acceptances pursuant to the Credit Facilities;

but does not include amounts which are surplus funds to the Trust at such time, are advanced by the Trust to the Grantor and are applied to temporarily reduce the indebtedness of the Grantor under the Credit Facilities;

"**Deferred Purchase Obligation**" means any payment to be made by the Royalty Owner to the Grantor pursuant to Section 2.2(b), (c) or (d);

"**Effective Date**" means May 30, 2002;

"**Established Reserves**" means 100% of Proved Reserves plus 50% of Probable Reserves;

"**Execution Date**" means the date first above written;

"**Facilities**" means gas processing plants, gas compression facilities, gas gathering facilities, crude oil batteries, crude oil pipelines and similar facilities in which Petroleum Substances are compressed, processed, gathered, transported, treated, measured or stored;

"**Future Acquisition**" means the acquisition of Additional Properties and/or Replacement Properties which are to be made subject to the Royalty;

"**Future Acquisition Costs**" means Acquisition Costs for Future Acquisitions;

"**GAAP**" means generally accepted accounting principles in Canada;

"**General and Administrative Expenses**" means all costs and expenses incurred in the management and administration of the Grantor and the Trust including, without limitation, all reasonable costs and expenses related to the Grantor or the Trust and paid by or on behalf of the Grantor or the Trust (other than the Management Fees);

"**GP Management Agreement**" means the agreement among the Grantor, the Royalty Owner, in its capacity as trustee of the Trust, and the Manager pursuant to which the Manager has agreed to provide management, advisory and administrative services to the Grantor;

"**Grantor Disposition Proceeds**" means:

(a) .01% of the proceeds of assignment, sale or other disposition of the Properties or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Assets directly related thereto); and

(b) 100% of the proceeds of assignment, sale or other disposition of Tangibles and Miscellaneous Assets directly related to the Properties assigned, sold or otherwise disposed of;

"**Grantor's Share**" means the share (determined as if the Royalty had not been granted) which is attributable to the Properties for which the Grantor is responsible or to which the Grantor is entitled;

"**Grantor's Share of Production**" means the Grantor's Share of production of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith to which the Grantor is entitled by virtue of owning the Properties;

"**Initial Acquisition Costs**" means the Acquisition Cost of the Initial Properties;

"**Initial Properties**" means the Properties acquired by the Grantor pursuant to the Initial Purchase Agreement;

"**Initial Purchase Agreement**" means the petroleum, natural gas and general rights conveyance dated as of May 30, 2002 between APF Energy Inc. and the Grantor;

"**Initial Purchase Payment**" means $19,417,600;

"**Interest Rate Swaps**" means interest rate swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate exposure to interest rates applicable to Credit Facilities or other interest rates which affect Production Costs;

"**Leases**" means the Crown and freehold petroleum and natural gas leases and similar instruments pursuant to which the Grantor derives its interests in the Petroleum and Natural Gas Rights comprised in the Properties;

"**Lender**" means:

(a) the lender or lenders that make the Credit Facilities available to the Grantor; and

(b) the Person or Persons with whom the Grantor makes Swap Arrangements;

"**Management Fees**" means the fees paid to the Manager pursuant to Article 3 of the GP Management Agreement;

"**Manager**" means APF Energy Management Inc. or any other manager of the Grantor from time to time;

"**Miscellaneous Assets**" means all properties, assets and rights which are related to Petroleum and Natural Gas Rights or Tangibles (other than Petroleum and Natural Gas Rights and Tangibles);

"**Month**" means a period commencing at 8:00 a.m. Calgary time on the first day of a calendar month and ending at 8:00 a.m. Calgary time on the first day of the following calendar month;

"**Monthly Royalty Payment**" means, in respect of a Month, the payment for such Month to which the Royalty Owner is entitled pursuant to subsection 2.1(b);

"**Non-Deductible Crown Royalties**" means Crown Royalties which are either:

(a) required to be included in taxable income pursuant to paragraph 12(1)(o) of the *Income Tax Act* (Canada) or any replacement thereof or substitution therefor; or

(b) denied as a deduction in computing income pursuant to paragraph 18(1)(m) of the *Income Tax Act* (Canada) or any replacement thereof or substitution therefor;

"**Operating Procedure**" means the 1990 Canadian Association of Petroleum Landmen Operating Procedure;

"**Other Revenues**" means, in respect of a Month, the Grantor's Share of all revenues received during such Month in respect of the Properties (other than Production Revenues and proceeds from the sale of Petroleum and Natural Gas Rights), including, without limitation:

(a) fees and similar payments made by third parties for the processing, transportation, gathering or treatment of their Petroleum Substances in Facilities;

(b) proceeds from the sale of Miscellaneous Assets;

(c) income from investing the Reserve and the Reclamation Fund;

(d) proceeds from the sale or licensing of seismic and similar data;

(e) incentives, rebates and credits in respect of Production Costs;

(f) income from royalties, net profits interests and similar income; and

(g) net profit from Currency Swaps.

provided that Other Revenues will not include proceeds from the sale of Properties, except as expressly provided in item (b) above, or ARC payable to the Royalty Owner in respect of Non-Deductible Crown Royalties which the Royalty Owner reimburses to the Grantor;

"**Party**" means the Royalty Owner or the Grantor;

"**Permitted Investments**" means:

(a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof;

(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A1 or the equivalent by Standard & Poor's Corporation, at least P1 or the equivalent by Moody's Investors Service, Inc., at least A1 by Canadian Bond Rating Service Inc. or R1 by Dominion Bond Rating Service Limited; and

(c) commercial paper rated at least A1 or the equivalent by Canadian Bond Rating Service Inc. or R1 by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition.

"**Person**" includes an individual, a body corporate, a partnership (limited or general), a joint venture, a trust, a union, a pension fund, a government and a governmental agency;

"**Petroleum and Natural Gas Rights**" means:

(a) rights to explore for, drill for, produce, save and market Petroleum Substances; and

(b) royalty interests, net profits interests and similar interests pursuant to which the owner thereof is entitled to a share of the production of Petroleum Substances from the lands or wells to which the interests relate or to a payment calculated by reference to the quantity of such production or to a payment calculated by the proceeds (whether gross or net) received from the sale of such production;

"**Petroleum Substances**" means crude oil, petroleum, natural gas and related hydrocarbons (including condensate and natural gas liquids) except coal and all other substances (including

sulphur and its compounds), whether liquid, solid or gaseous and whether hydrocarbons or not, produced in association therewith;

"**probable reserves**" shall have the meaning ascribed in National Instrument 51-101;

"**Proceeds Account**" means the interest bearing account maintained by the Grantor in trust for the Trust pursuant to Section 9.3;

"**Production Costs**" means, in respect of a Month and without duplication, the Grantor's Share of all costs and expenses (including both operating costs and Capital Expenditures) in respect of the Properties and production therefrom incurred in such Month, including, without limitation:

(a) costs and expenses of acquiring Miscellaneous Assets and Tangibles (including costs and expenses of constructing Facilities), except when acquired pursuant to Acquisitions and only to the extent designated by the Grantor as Deferred Purchase Obligations;

(b) amounts payable in respect of royalties and similar burdens to which the Properties are subject, other than Non-Deductible Crown Royalties;

(d) net contributions to the Reserve and the Reclamation Fund established in accordance with Article 7;

(e) all amounts required to be paid to the trustee of the Trust pursuant to the Trust Indenture on account of this Agreement and the transactions contemplated hereby, including, without limitation, all amounts required to be paid to such trustee pursuant to indemnification provisions contained in the Trust Indenture; and

(f) costs which are otherwise reimbursed by the proceeds of business interruption, property damage and third party liability insurance;

less

(g) the proceeds of business interruption, property damage and third party liability insurance;

provided that Production Costs do not include depreciation, depletion, deferred taxes or Future Acquisition Costs;

"**Production Revenues**" means, in respect of a Month:

(a) the amounts received from the sale of the Grantor's Share of Production during such Month; and

(b) the net profit or loss (which will be a negative amount for purposes of computing the Production Revenues if there is a net loss) from Commodity Price Swaps during such Month;

provided that Production Revenues do not include ARC, proceeds from the disposition of Properties or Other Revenues;

"**Properties**" means all interests in Petroleum and Natural Gas Rights and in related Tangibles and Miscellaneous Assets beneficially owned by the Grantor from time to time and made subject to the Royalty (without taking into account the Royalty), including the Initial Properties;

"**proved reserves**" shall have the meaning ascribed in National Instrument 51-101;

"**Replacement Properties**" means the Petroleum and Natural Gas Rights, Tangibles and Miscellaneous Interests acquired by the Grantor after the Execution Date with the proceeds of sale of all or any portion of the Initial Properties and/or the Additional Properties;

"**Reserve**" means the reserve described in Article 7;

"**Royalty**" means the royalty described herein, being an entitlement to 99% of Royalty Income generated by the Properties;

"**Royalty Deductions**" means in respect of a Month and without duplication, Production Costs, Debt Services Charges, Management Fees, General and Administrative Expenditures and other applicable charges incurred by the Grantor for such Month together with all such costs and charges carried forward to such Month pursuant to Section 3.4, less any advances made pursuant to the Credit Facilities to fund the payment of all such costs and charges for that Month;

"**Royalty Disposition Proceeds**" means 99.99% of the proceeds of disposition of Canadian resource property which is subject to the Royalty at the time of disposition;

"**Royalty Income**" means the amount by which Production Revenues exceed the Royalty Deductions;

"**Royalty Lands**" means the lands to which the Petroleum and Natural Gas Rights comprised in the Properties relate;

"**Royalty Owner Working Capital Amount**" means the amount of the Royalty Owner's available working capital at such time including, without limitation, the proceeds received or receivable by the Royalty Owner from the issue of any Trust Units (by way of delayed payment on account thereof or otherwise) and the funds deposited in the Proceeds Account;

"**Special Resolution**" means a resolution approved by not less than 66 2/3% of the votes cast by Unitholders at a duly held meeting of Unitholders;

"**Swap Arrangements**" means Commodity Price Swaps, Currency Swaps and Interest Rate Swaps entered into with respect to the Grantor's ownership and operation of the Properties;

"**Tangibles**" means all tangible property, used or held for use, from time to time, for purposes of producing Petroleum Substances from the Royalty Lands or lands pooled or unitized therewith or for storing, measuring, compressing, treating, processing or collecting such Petroleum Substances, including Facilities;

"**Title and Operating Documents**" means:

(a) the contracts and agreements pursuant to which the Grantor derives its interest in the Properties; and

(b) contracts and agreements entered into in the normal course of the oil and gas business in connection with the exploitation of Petroleum and Natural Gas Rights or the operation of Facilities respecting the Properties;

"**Trust**" means APF Energy Trust, a trust formed pursuant to the laws of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the Trust Indenture dated as of October 10, 1996 between APF Energy Inc. and The Trust Company of Bank of Montreal pursuant to which APF Energy Trust was formed, as amended from time to time;

"**Trust Units**" means undivided beneficial interests in the Trust issued in accordance with the Trust Indenture; and

"**Unitholders**" means holders, from time to time, of Trust Units.

1.2 **Number and Gender.**

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 **References.**

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. A reference herein to an Article, Section or subsection without further reference shall be a reference to an Article, Section or subsection of this Agreement.

1.4 **Choice of Law.**

This Agreement will be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5 Attornment.

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby submits and attorns to and accepts for itself and in respect of its assets, irrevocably and unconditionally, the jurisdiction of such courts in respect of all matters arising out of this Agreement.

1.6 Monetary Sums.

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7 1990 CAPL Terms.

Terms which are defined in clause 101 of a 1990 Canadian Association of Petroleum Landsmen Operating Procedure to which a 1988 Petroleum Accountants Society of Canada Accounting Procedure is attached and which are not otherwise defined herein have the same meanings herein as are given to them therein.

ARTICLE 2
ROYALTY

2.1 Grant of Royalty.

(a) The Grantor hereby grants, transfers, assigns and sets over the Royalty to the Royalty Owner as of the Effective Date, on and subject to the terms and conditions hereof.

(b) Subject to the terms and conditions hereof, the Royalty Owner, as the owner of the Royalty, shall be entitled to payment from the Grantor during each Month of 99% of the Royalty Income for such Month.

(c) 99% of all Non-Deductible Crown Royalties in respect of the Properties or the production of Petroleum Substances therefrom are the obligation of the Royalty Owner and the Grantor shall not have any interest in the ARC receivable therefor, except to the extent of the interest of the Manager in the ARC as set out at Section 3.1 of the GP Management Agreement. The Grantor shall be entitled to set off Monthly Royalty Payments against Non-Deductible Crown Royalties that it pays on behalf of the Royalty Owner.

(d) The Grantor may acquire Additional Properties or Replacement Properties. Upon the acquisition of Additional Properties or Replacement Properties by the Grantor in a single transaction valued by the Manager at less than $10 million, subject to the security granted by the Credit Facilities such Additional Properties or Replacement Properties shall also automatically be subject to the Royalty. Additional Properties or Replacement Properties acquired by the Grantor in a single transaction valued by the Manager at more than $10 million shall be subject to the Royalty only if the Board of Directors of 990009 Alberta Inc. has so determined, as evidenced by a resolution of such Board of Directors.

2.2 **Payment for Royalty.**

(a) The Royalty Owner hereby agrees to pay to the Grantor as consideration for the Royalty, the following amounts:

(i) the Initial Purchase Payment; and

(ii) amounts on account of the Deferred Purchase Obligation.

(b) If the Grantor earns or acquires any Additional Properties which are made subject to the Royalty, the Royalty Owner shall pay an amount on account of the Deferred Purchase Obligation to the Grantor which shall be equal to the greater of:

(i) the sum of $10; and

(ii) the lesser of:

(A) the amount paid (including adjustments to the purchase price for Additional Properties, if applicable) in respect of the earning or acquisition of such Additional Properties, to the extent such amount is reasonably allocated to Canadian resource property; and

(B) the Royalty Owner Working Capital Amount.

(c) If the Grantor earns or acquires any Replacement Properties which are made subject to the Royalty, the Royalty Owner shall pay an amount on account of the Deferred Purchase Obligation to the Grantor in an amount which shall be equal to the lesser of:

(i) the amount paid (including adjustments to the purchase price for Replacement Properties, if applicable) in respect of the earning or acquisition of such Replacement Properties, to the extent such amount is reasonably allocated to Canadian resource property; and

(ii) the Royalty Owner Working Capital Amount.

(d) If the Royalty Owner issues any Trust Units after the Execution Date (a "Future Offering"), the Royalty Owner shall make, if requested to do so by the Grantor, a payment on account of the Deferred Purchase Obligation to the Grantor in such amount as may be specified by the Grantor not exceeding the lesser of:

(i) the net proceeds of the Future Offering after deducting fees and costs associated therewith; and

(ii) the principal amount of any outstanding indebtedness under the Credit Facility or otherwise which reasonably relates to the Canadian resource property component of the amount paid to acquire any Additional

Properties or Replacement Properties by the Grantor on or before such Future Offering with the proceeds of the Credit Facility;

provided that the Royalty Owner may, if requested by the Grantor, issue Trust Units to a vendor(s) which is selling, either directly, or indirectly (by way of sale of shares or otherwise) Additional Properties and/or Replacement Properties to the Grantor, which are to be made subject to the Royalty and the Parties hereby agree that the deemed issue price of such Trust Units shall be "net proceeds of the Future Offering" for the purposes of this Section 2.2(d) and shall be a payment on account of the Deferred Purchase Obligation.

2.3 **Use of Payments for Deferred Purchase Obligation.**

The Grantor shall apply amounts paid on account of the Deferred Purchase Obligation required to be made pursuant to subsections 2.2(b) and 2.2(c) towards the payment of Future Acquisition Costs which are allocable to Canadian resource properties; and the Grantor shall apply amounts paid on account of the Deferred Purchase Obligation required to be made pursuant to subsection 2.2(d) towards the repayment of its indebtedness under the Credit Facility or otherwise. In addition, if mutually agreed by the Grantor and the Royalty Owner, payments shall be made by the Royalty Owner on account of the Deferred Purchase Obligation for Capital Expenditures incurred on the Properties and designated by the Grantor prior to the incurring of such expenditures.

2.4 **Use of Other Revenues and Grantor Disposition Proceeds.**

The Grantor shall not pay or be required to pay to the Royalty Owner, the Other Revenues or the Grantor Disposition Proceeds and notwithstanding anything else contained herein shall be entitled to use and dispose of the Grantor Disposition Proceeds in its sole discretion. The Royalty Owner shall have no interest of any kind whatsoever in the Other Revenues (and shall bear no share of the costs and expenses of generating Other Revenues) or the Grantor Disposition Proceeds.

2.5 **Right to Take In Kind.**

The Royalty Owner shall not have the right to take in kind all or any portion of the Grantor's Share of Production.

2.6 **No Share of Production.**

The Royalty Owner shall not own or have any rights to any of the Grantor's Share of Production.

2.7 **Petroleum Substances Lost or Used in Operations.**

The Royalty shall not apply to any of the Grantor's Share of Production lost or consumed in operations.

2.8 **Not an Interest In Land.**

The Royalty is not a covenant attached to or running with the Royalty Lands and does not attach to or form part of the Leases or constitute an interest in land or real property.

2.9 **Future Acquisitions.**

The Grantor will make Future Acquisitions in consultation with the Manager.

ARTICLE 3
ACCOUNTING

3.1 **Monthly Payments.**

On the last day of the calendar month following the end of a Month, or if such day is not a Business Day, the next following Business Day, the Grantor shall pay the Monthly Royalty Payment for such Month to the Royalty Owner.

3.2 **Statements.**

(a) Each Monthly Royalty Payment shall be accompanied by a detailed statement setting forth:

(i) the amount of the Monthly Royalty Payment for such Month;

(ii) all calculations used in determining the Monthly Royalty Payment;

(iii) the Grantor's Share of Production (itemized by product) sold during the Month;

(iv) the Non-Deductible Crown Royalties for such Month;

(v) the Production Revenues for such Month; and

(vi) an itemized list of the Production Costs and Royalty Deductions for such Month.

(b) The first Monthly Royalty Payment in each calendar year commencing with the 2003 calendar year shall be accompanied by a statement setting forth:

(i) the Properties surrendered, farmed out, disposed or acquired (whether by way of acquisition, exchange or farmin) in the prior calendar year;

(ii) wells drilled, cased or abandoned in the prior calendar year; and

(iii) the amount of the Proceeds Account.

3.3 **Overpayments.**

If the payment made by the Grantor on account of the Royalty for a Month is greater than the actual amount of the Monthly Royalty Payment for such Month, the Grantor will be entitled to recover the overpayment by set off against Monthly Royalty Payments for subsequent Months.

3.4 **Carry Forward of Royalty Deductions.**

If the Royalty Deductions for a Month exceed the Royalty Revenues for such Month, there shall be no Monthly Royalty Payment for such Month and the amount of the excess shall be carried forward and treated as Royalty Deductions for the following Month.

3.5 **Collection of Production Revenues and Other Revenues.**

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues but shall not have any liability to the Royalty Owner to the extent that it fails to collect them, provided it makes commercially reasonable efforts to do so.

3.6 **Payment of Production Costs.**

The Grantor covenants and agrees to use the Production Revenues to make payments, in the following order of priority:

(a) first, Debt Service Charges;

(b) secondly, payments required to be made to the trustee pursuant to the Trust Indenture and on account of this Agreement and the transactions contemplated hereby, including fees and payments to indemnify the trustee;

(c) other Royalty Deductions other than the Management Fees; and

(d) the Management Fees.

ARTICLE 4
INSURANCE

4.1 **Maintenance of Insurance.**

The Grantor shall obtain and maintain such insurance with reputable insurers with respect to and covering such risks and in such amounts as it reasonably determines to be appropriate, and which, in any event, will cover property damage, general liability and, where appropriate in the opinion of the Grantor, business interruption having regard to insurance maintained by the operators pursuant to the Title and Operating Documents and normal oil and gas industry standards in Canada.

4.2 **Proceeds of Insurance.**

To the extent they are in respect of losses with respect to the Properties on account of Canadian resource property, insurance proceeds shall be for the account of the Royalty Owner and otherwise insurance proceeds shall be for the account of the Grantor.

ARTICLE 5
BOOKS AND RECORDS

5.1 **Examination.**

During the term hereof and for a period of two years thereafter the Grantor shall maintain complete books and records pertaining to:

(a) the Royalty;

(b) the Grantor's Share of Production consumed, lost or sold by the Grantor; and

(c) all calculations made by the Grantor to determine the amount of payments on account of the Royalty.

The Royalty Owner shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amounts paid or payable hereunder in respect of the Royalty.

5.2 **Audit.**

Upon notice to the Grantor, the Royalty Owner shall have the right to audit the books and records referred to in Section 5.1 within the 26 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the Royalty Owner. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months shall be allowed if requested in writing by the Grantor within such six month period. The two (2) year period for seeking a remedial order under section 3(1)(a) of the *Limitations Act* (Alberta), as amended, for claims (as defined in that Act) disclosed by an audit, is extended to two (2) years after the time this Agreement permits the audit to be performed.

5.3 **Confidentiality.**

The Royalty Owner shall keep all information provided to it pursuant to this Agreement (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) strictly confidential, except for information which is required by law to be disclosed or becomes publicly available through no act or omission of the Royalty Owner or which becomes available to the Royalty Owner from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1 **Generally.**

Having regard to and subject to the provisions of the Title and Operating Documents and the GP Management Agreement and the Grantor's rights and obligations thereunder, the Grantor covenants to and in favour of the Royalty Owner that the Grantor shall use all reasonable efforts so that:

(a) operations on the Royalty Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in a good and workmanlike manner, in accordance with good oilfield and engineering practice and in compliance with all applicable statutes, regulations, permits and governmental approvals;

(b) all of its duties and obligations under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof, including Article 8 hereof; and

(c) all surface rights needed for the proper operation of the Properties and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Properties are promptly paid;

and the Grantor:

(d) will pay or cause to be paid, as they become due and payable, the Grantor's Share of all accounts of contractors and claims for wages or salaries for services rendered or performed for the Grantor (and all related payroll obligations) and for materials supplied to the Grantor; and

(e) will keep the Royalty Lands free from liens and encumbrances resulting from the failure to pay the costs described in subsection 6.1(d) above, unless and to the extent there is a *bona fide* dispute with respect thereto.

6.2 **No Obligation to Develop.**

Nothing contained in this Agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the Royalty Lands.

6.3 **Compliance with and Maintenance of Properties Agreements.**

The Grantor covenants to and in favour of the Royalty Owner that, except as provided in Article 8 and subject to the terms of the GP Management Agreement, the Grantor will:

(a) observe and perform all of its duties and obligations under the Title and Operating Documents; and

(b) not, without the written consent of the Royalty Owner which will not be unreasonably withheld or delayed:

(i) agree to the amendment or termination of any of the Title and Operating Documents; or

(ii) waive or consent to a departure from the performance by any Person of any such Person's obligations under the Title and Operating Documents;

which could have a material, adverse effect on the Royalty or the rights and obligations of the Royalty Owner in respect of the Royalty, provided, however, that acts or omissions by Persons (including operators) beyond the reasonable control of the Grantor without specific authorization from the Grantor shall not constitute a breach of the foregoing provisions.

6.4 **Rights and Obligations.**

Except as otherwise expressly provided herein as between the Royalty Owner and the Grantor, the Grantor shall have exclusive control and authority over development of, and recovery of Petroleum Substances from, the Royalty Lands and lands pooled or unitized therewith. The Royalty Owner acknowledges that, as owner of the Royalty, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the Royalty Owner, as owner of the Royalty, shall not be liable for any of the duties or obligations arising thereunder. The Grantor shall arrange for the sale of the Grantor's Share of Production on such terms and conditions as the Grantor, acting in good faith, may determine.

6.5 **Capital Expenditures.**

Subject to the approval of its Board of Directors for annual Capital Expenditures in excess of 10% of annual Production Revenues, the Grantor may approve future Capital Expenditures or other obligations intended to maintain or improve production from the Properties. The Grantor shall not approve Capital Expenditures on exploration drilling without the approval of the Unitholders except where such drilling relates to the extension of an existing pool. The Grantor may finance Capital Expenditures by borrowings or by using the Grantor's working capital or by use of payments on account of the Deferred Purchase Obligation, as provided in Section 2.3. The Royalty Owner acknowledges that the non-approval of Capital Expenditures on exploration or development drilling may result in a production penalty under the Title and Operating Documents.

6.6 **Borrowing.**

The Grantor may borrow funds to finance the purchase of Replacement Properties or Additional Properties, for Capital Expenditures or for other financial obligations or encumbrances in respect of the Properties or for working capital purposes and may grant security on the Properties in priority to the Royalty in accordance with subsection 10.3.

6.7 **No Other Businesses.**

The Grantor covenants in favour of the Royalty Owner that the Grantor will not engage in any businesses or make any investments, either directly or through a subsidiary, a partnership or other vehicle other than ownership and exploitation of the Properties and the other activities contemplated by this Agreement.

6.8 **Costs of Tangibles and Miscellaneous Interests.**

The cost of Tangibles and Miscellaneous Assets comprising any Additional Properties or Replacement Properties shall be paid by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to the Credit Facilities or from the Royalty Owner or otherwise.

6.9 **Marketing.**

Subject to existing contracts for the sale of production and except as otherwise provided in the GP Management Agreement, the Grantor shall arrange for the sale of the Grantor's Share of Production for the best prices and on the best terms reasonably available, provided that, so long as the Grantor acts *bona fide* and in good faith, it shall have complete discretion as to the terms, conditions and length of all contracts entered into for the sale of the Grantor's Share of Production and shall not be responsible for any loss or any alleged loss which may occur by reason of any change in economic or political circumstances or otherwise with respect to any such sales contract, so long as it acts in good faith and is not negligent.

ARTICLE 7
RESERVE-RECLAMATION FUND

7.1 **Establishment.**

The Grantor shall establish a reserve (the "Reserve") to fund the payment of Royalty Deductions, in the amount that the Grantor shall, in its reasonable discretion, determine to be necessary in accordance with prudent business practices, to provide for the payment of Production Costs which the Grantor estimates will or may become payable in the following six months for which there may not be sufficient Production Revenues to satisfy such Production Costs in a timely manner. It shall also establish a fund for the Grantor's further environmental and reclamation obligations (the "Reclamation Fund"), the amount of which may be adjusted by the Grantor from time to time, based on its assessment, to be made annually, of its share of future environmental and reclamation costs. Interest and other amounts earned by investing the funds in the Reserve or the Reclamation Fund will form part of the Reserve or Reclamation Fund, as applicable.

7.2 **Use of Reserve and Reclamation Fund.**

From time to time when, in the reasonable opinion of the Grantor, it is prudent to do so, the Grantor may pay costs included in Royalty Deductions with funds in the Reserve or the Reclamation Fund, provided that the Grantor shall only use the Reclamation Fund for purposes of funding the Grantor's environmental, abandonment and reclamation obligations or to pay liabilities and obligations under the Credit Facilities when it is in default thereunder. The Grantor may hold the Reserve and/or the Reclamation Fund in one or more bank accounts and may invest the Reserve and the Reclamation Fund in Permitted Investments as it considers prudent from time to time, subject, however, to any restrictions on investment imposed pursuant to the Credit Facilities. The Grantor may commingle funds in the Reserve or the Reclamation Fund with other funds. The Grantor will not use the Reserve or the Reclamation Fund for any other purposes.

7.3 **Termination of Reserve and the Reclamation Fund.**

When there are no Properties subject to the Royalty:

(a) the Reserve and the Reclamation Fund will be used to pay the following sums to the extent they are on account of or relate to environmental and reclamation obligations:

(i) first, all obligations and liabilities of the Grantor in respect of the Credit Facilities;

(ii) secondly, costs on account of environmental and reclamation obligations included in Royalty Deductions; and

(iii) thirdly, all other costs included in Royalty Deductions; and

(b) the Reserve will be used to pay any remaining obligations in respect of:

(i) first, all obligations and liabilities of the Grantor in respect of the Credit Facilities and Swap Arrangements entered into by the Grantor with the Lender;

(ii) secondly, all liabilities and obligations of the Grantor in respect of other Credit Facilities and Swap Arrangements; and

(iii) thirdly, all other costs included in Royalty Deductions; and

(c) when in the reasonable opinion of the Grantor, all Royalty Deductions have been paid, the Reserve and the Reclamation Fund will be collapsed and the remainder in the Reserve and the Reclamation Fund, if any, shall be paid to the Royalty Owner.

7.4 **Reclamation Trust.**

Subject to the terms of the Credit Facilities, the Grantor and the Royalty Owner agree that if changes are made to the *Income Tax Act* (Canada) so as to permit the formation of a vehicle such as a trust which is similar to a mining reclamation trust (as defined in the *Income Tax Act* (Canada) in effect on the date hereof) to secure or otherwise provide funding for environmental and/or reclamation obligations relating to the Properties which would have beneficial income tax consequences for the Grantor in the reasonable opinion of the Grantor:

(a) the Grantor shall establish such a vehicle;

(b) the amount then contained in the Reclamation Fund shall be paid to such vehicle;

(c) thereafter, amounts which would otherwise have been paid into the Reclamation Fund pursuant to Section 7.1 will, instead, be paid to such vehicle; and

(d) thereafter, payments to or from such vehicle shall be deemed to be payments to or from the Reserve.

ARTICLE 8
FARMOUTS, POOLING, UNITIZATION, SURRENDER AND ABANDONMENT

8.1 **Farmouts, Pooling and Unitization.**

The Grantor shall have full right, power and authority to farmout any of the Properties or to pool or unitize any of the Petroleum and Natural Gas Rights comprised in the Properties, from time to time, with other Petroleum and Natural Gas Rights provided that, in the Grantor's sole discretion, the farmout, pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

8.2 **Surrender.**

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, to the lessor thereunder without the prior consent of the Royalty Owner if, in the reasonable opinion of the Grantor, none of the wells located on the lands covered by such Lease are capable of producing Petroleum Substances in paying quantities from the zones which the Grantor proposes to surrender. From and after any such surrender, this Agreement and the Royalty shall cease to apply to the Royalty Lands surrendered except as to matters which occurred prior to the surrender.

8.3 **Abandonment.**

The Grantor shall have full right, power and authority without the prior consent of the Royalty Owner to authorize the abandonment of any well comprised in the Properties if the Grantor determines, in its sole discretion that such well is not capable of producing Petroleum Substances in paying quantities, the operator recommends such abandonment or it is in accordance with the requirements of any orders of any governmental body or agency.

ARTICLE 9
DISPOSITION OF PROPERTIES

9.1 **Dispositions of Properties.**

Except as provided in Article 8 and Sections 9.2 and 10.3, the Grantor shall not assign, sell or otherwise dispose of any interest in the Properties without first notifying the Royalty Owner of its intention to do so and obtaining the written consent of the Royalty Owner, which consent shall not be unreasonably withheld or delayed.

9.2 **Release of Royalty and Acquisition of Replacement Properties.**

The Grantor may assign, sell, exchange or otherwise dispose of all or any portion of the Properties and the Royalty Owner irrevocably authorizes the Grantor to release the Royalty therefrom provided that the Grantor determines such assignment, sale, exchange or other disposition would be in the best interests of the Unitholders and that such assignment, sale, exchange or other disposition is in accordance with the following:

(a) an assignment, sale, exchange or other disposition of Properties for proceeds in excess of 10% of the Asset Value of all Properties must be approved by the board of directors of the Grantor; and

(b) all assignments, sales, exchanges or other dispositions of Properties in a calendar year having an aggregate Asset Value of greater than 20% of the Asset Value of all Properties must be approved by a Special Resolution of the Unitholders.

9.3 **Proceeds of Disposition of Properties.**

(a) As consideration for the release of the Royalty as provided for in section 9.2, the Grantor shall, forthwith upon the receipt of any Royalty Disposition Proceeds, apply such amount of such proceeds in reduction of the Credit Facilities as may be required by the Lenders or otherwise determined in accordance with the best judgment of the Grantor and deposit the remainder in an interest bearing account maintained by the Grantor in trust for the Trust with a Canadian chartered bank (the "Proceeds Account").

(b) Subject to the entitlement of the Royalty Owner to receive payments in respect of interest earned on the Proceeds Account and to receive distributions of principal from the Proceeds Account as specifically provided for in this Agreement, the Grantor shall hold and apply the funds deposited in the Proceeds Account towards the Royalty Owner's obligation to make payments on account of the Deferred Purchase Obligation in accordance with the provisions in this Agreement.

9.4 **Payments on Account of Royalty Disposition Proceeds.**

(a) To the extent that Royalty Disposition Proceeds create a credit balance in the Grantor's cumulative Canadian oil and gas property expense account (as defined under the *Income Tax Act*, Canada) as at the end of any calendar year, the Grantor

shall remit to the Royalty Owner on or before the last day of that calendar year, an amount from the Proceeds Account equal to such credit balance.

(b) Except as provided in (a) above, Royalty Disposition Proceeds shall be paid by the Grantor to the Royalty Owner in accordance with any required approval obtained from the Unitholders or the board of directors of the Grantor to an assignment, sale, exchange or other disposition of Properties and in any event, any Royalty Disposition Proceeds which are not used to purchase Replacement Properties within one year from the date the same are deposited in the Proceeds Account shall be forthwith paid by the Grantor to the Royalty Owner.

ARTICLE 10
ASSIGNMENT

10.1 Consent to Assign; Assumption.

Except as provided in Section 10.3, a Party shall not assign, sell, mortgage, pledge, charge, grant a security interest in or otherwise encumber or dispose of any interest under this Agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent shall not be unreasonably withheld or delayed. In any event no such assignment, sale, mortgage, pledge, charge, grant of a security interest, encumbrance or disposition shall be effective as against the other Party until the Person in whose favour it is made or granted shall have executed and delivered a written undertaking, in favour of and enforceable by, such other Party, agreeing to be bound by and perform all of the terms and provisions of this Agreement attributable to the interest assigned, sold or disposed.

10.2 Multiple Royalty Owners.

If the Royalty shall be owned by more than one Person, such owners shall designate one Person to receive all payments, statements and communications in respect of the Royalty on their behalf by written notice to the Grantor executed by all of them and, until the Grantor receives such written notice, the Grantor shall be entitled to make all payments on account of the Royalty, deliver all notices, statements and communications hereunder and otherwise deal in all matters pertaining hereto with the last Person who was the sole owner of the Royalty.

10.3 Grant of Security and Sales in the Ordinary Course.

Notwithstanding Sections 9.1, 9.2 and 10.1:

(a) the Grantor, without the written consent of the Royalty Owner, may:

(i) dispose of Tangibles and Miscellaneous Interests which are surplus to its needs; and

(ii) dispose of Petroleum Substances in the ordinary course of business;

(b) the Grantor, without the consent of the Royalty Owner, may mortgage, pledge, charge or grant a security interest in the Initial Properties, the Replacement

Properties and/or the Additional Properties or this Agreement which security shall be in priority to the Royalty:

(i) to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements; and

(ii) to finance the purchase of Replacement Properties or Additional Properties or for Capital Expenditures or other financial obligations or encumbrances in respect of the Initial Properties, the Replacement Properties and/or the Additional Properties or for working capital purposes, and such security on the Initial Properties, the Replacement Properties and/or the Additional Properties may be granted in priority to the Royalty to secure the borrowing of such funds, if (A) the amounts borrowed to finance the purchase of such Replacement Properties and/or the Additional Properties do not exceed 60% of the aggregate of the Asset Value of all the Initial Properties, the Replacement Properties and the Additional Properties at the time of borrowing (including the Replacement Properties or Additional Properties to be purchased) and the Permitted Investments at the time of borrowing, or (B) the annual Debt Service Charges on amounts borrowed to finance the purchase of the Replacement Properties and the Additional Properties or Capital Expenditures to maintain or improve production from any of the Properties or other borrowings permitted herein do not exceed 50% of the aggregate of projected annual cash flow from the Properties and income from Permitted Investments, or (C) the Grantor reasonably believes that an issue of Trust Units will be completed within six (6) months of such borrowings which will result in the Grantor's borrowing being in compliance with (A) or (B) above. Non-compliance with the tests in subclauses (A), (B) and (C) above shall be a breach of this Agreement but such non-compliance shall not affect the validity, enforceability, priority or otherwise of any funds borrowed or security granted in contravention of subclauses (A), (B) and (C) and the lender of such funds shall have all of the rights, remedies, security and priorities granted by this Agreement as if the tests in subclauses (A), (B) and (C) had been complied with;

(c) the Lender or a receiver or receiver-manager of the Grantor or of all or part of its assets or any other enforcement agent may sell, mortgage or otherwise dispose of the Properties or the Grantor's interest under this Agreement, in whole or in part, without the approval of the Royalty Owner in the course of realization on security for the Grantor's liabilities and obligations under or in connection with the Credit Facilities or Swap Arrangements; and

(d) If all or a portion of the Properties is to be sold, transferred or conveyed (a "Disposition") by a receiver or receiver-manager of the Grantor or any of its assets or by a secured creditor of the Grantor in the course of enforcement of any of its security (a "Disposing Person") then the Royalty in relation thereto is released and the portion of the proceeds of the Disposition, net of the cost of the

Disposition, to which the Royalty Owner shall be entitled on account of the release of the Royalty and the Royalty Owner's interest in this Agreement or portion thereof pursuant to the Disposition shall be the greater of the following:

(i) $10.00; and

(ii) 99.99% of the amount remaining (the "Remainder") after the proceeds of the Disposition, net of the cost of Disposition, have been applied to (A) the amount of all outstanding liabilities and obligations in respect of the Credit Facilities and Commodity Price Swaps and Currency Swaps, subject to their respective priorities to the extent (if any) not included in Royalty Deductions and (B) Royalty Deductions for the Month in which the Disposition occurs (determined as if such Month ended on the date that the Disposition occurred); provided that payment of the Remainder to the Royalty Owner shall only be made when payments by the Person to whom the Disposition is made are received and after the applications described in items (A) and (B) above have been made.

The balance of the net proceeds of a Disposition not allocated as provided above shall be allocated as to 1 1/2% to the termination fee payable to the Manager in accordance with the GP Management Agreement and as to 98 1/2% to the Royalty Owner.

ARTICLE 11
TERM OF AGREEMENT

11.1 Term.

Subject to Article 10, this Agreement shall continue in full force and effect for so long as there are Petroleum and Natural Gas Rights to which the Royalty applies. Thereafter, this Agreement shall nevertheless remain in full force and effect:

(a) in respect of any accrued and unfulfilled obligations of either Party; and

(b) as to Article 5 and Article 10.

ARTICLE 12
NOTICES AND PAYMENTS

12.1 Addresses for Service and Payments.

All payments hereunder in respect of the Royalty shall be paid or tendered to the Royalty Owner at its address for notices hereunder or such other place or depository as the Royalty Owner may request by written notice to the Grantor, provided that no change in the place at which payments on account of the Royalty are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the Royalty Owner.

12.2 **Giving and Deemed Receipt of Notices.**

Whether or not so stipulated herein, each notice, communication or statement (herein called a "notice") required or permitted hereunder shall be in writing. A notice may be served:

(a) by delivering it to the Party to whom it is being given at that Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notice shall be deemed received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party to whom it is being given at that Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof:

(i) when actually received by it if sent within the normal working hours of a Business Day; or

(ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof.

12.3 **Addresses.**

The address and telecopy number for notices hereunder of the Grantor and the Royalty Owner shall be as follows:

Grantor:

990009 Alberta Inc.
2100, 144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

Attention: Mr. Steven Cloutier, President
Fax: (403) 294-1010

Royalty Owner:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Fax: (403) 267-6598

12.4 **Change of Address.**

A Party may change its address or telecopy number for notices hereunder by notice to the other Party.

ARTICLE 13
MISCELLANEOUS

13.1 **Inurement.**

Subject to Section 10.1, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

13.2 **Waivers in Writing.**

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

13.3 **Time of Essence.**

Time is of the essence of this Agreement.

13.4 **No Partnership.**

The arrangement contemplated hereby is not, is not intended to be, shall not be deemed to be, and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Parties or any of them be, or be deemed to be, treated in any way whatsoever as, or liable or responsible hereunder as, partners or joint venturers.

13.5 **Severability.**

The terms and provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms or provisions hereof unenforceable or invalid and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term or provision was never contained herein.

13.6 **Amendments.**

No amendment, alteration or variation of this Agreement or any of its terms or provisions shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

ARTICLE 14
CONCERNING THE TRUSTEE

14.1 **Acknowledgment.**

The Parties hereto acknowledge that Computershare Trust Company of Canada is entering into this Agreement solely in its capacity as trustee of the Trust and the obligations of the Royalty

Owner hereunder shall not be personally binding upon Computershare Trust Company of Canada or any of the Unitholders and that any recourse against the Trust, Computershare Trust Company of Canada as trustee of the Trust, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Owner arising hereunder or in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed effective the 18th day of May, 2004.

990009 ALBERTA INC., as general partner of APF Energy Limited Partnership

Per: (Signed) "Steven Cloutier

Per: ______________________

COMPUTERSHARE TRUST COMPANY OF CANADA in its capacity as trustee of APF Energy Trust

Per: (Signed) "Laura Leong

Per: (Signed) "Karen Biscope"

Exemption Order
82-5166

ROYALTY AGREEMENT

TABLE OF CONTENTS

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

17th September 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 0 2004
WASH. D.C.

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:13 17-Sep-04
Number	0887D

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2004
WASH, D.C. 202 SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:

The Morgan Crucible Company plc

2) Name of shareholder having a major interest:

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Deutsche Bank AG London 1,076,031 shares; Morgan Nominees Limited 495,019 shares; Bank of New York Nominees 5,359,997 shares; Chase Nominees 492,258 shares; Deutsche Bank International Limited 63,000 shares; HSBC Global Custody Nominees (UK) Ltd 209,884 shares; Lothian Regional Council 551,431 shares; Nortrust Nominees Ltd 1,829,644 shares; State Street Nominees 19,008,031 shares.

5) Number of shares/amount of stock acquired:

Not known

6) Percentage of issued class:

Not known

7) Number of shares/amount of stock disposed:

N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 16th September 2004

12) Total holding following this notification:
29,085,295 shares

13) Total percentage holding of issued class following this notification:
10.02

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
17th September 2004

END

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